Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

As submitted confidentially to the Securities and Exchange Commission on July 21, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICHOR HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3185 Laurelview Ct.

Fremont, California 94538

(510) 897-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas M. Rohrs

Chairman and Chief Executive Officer

Ichor Systems, Inc.

3185 Laurelview Ct.

Fremont, California 94538

(510) 897-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(1)	Amount of registration fees
Ordinary shares, par value $0.0001 per share		$	$	$

(1)	Represents shares offered by the selling shareholders.
(2)	Includes ordinary shares that may be sold upon exercise of an option to purchase additional shares granted to the underwriters.
(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended, based upon the average high and low prices per share of the registrant’s ordinary shares of $ as quoted on the NASDAQ Global Select Market on , 2017.

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2017

PROSPECTUS

             Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

The selling shareholders named in this prospectus are offering              of our ordinary shares. We will not receive any proceeds from the sale of our ordinary shares in this offering.

Our ordinary shares are listed on the NASDAQ Global Select Market, or NASDAQ, under the symbol “ICHR.” On                 , 2017, the last reported sale price of our ordinary shares on NASDAQ was $         per share.

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, are allowed to provide in this prospectus more limited disclosures than a registrant that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002. Please read “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	We refer you to “Underwriting” beginning on page 137 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to              additional ordinary shares from the selling shareholders named in this prospectus at the public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about                 , 2017.

Deutsche Bank Securities	Stifel

RBC Capital Markets	Cowen	Needham & Company

The date of the prospectus is                 , 2017.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. The selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

We obtained the market and industry data and other statistical information used throughout this prospectus from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion concerning the industry and market in which we operate on independent data, research opinions and viewpoints published by Gartner, Inc., or Gartner. While we believe that each of these sources is reliable, neither we nor the underwriters have independently verified the accuracy or completeness of such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

i

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The reports by Gartner, or Gartner Reports, described herein represent research opinion or viewpoints published as part of a syndicated subscription service by Gartner, and are not representations of fact. Each of the following Gartner Reports speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice:

•

Gartner, Forecast: Semiconductor Wafer fab Manufacturing Equipment (including wafer-level packaging), Worldwide, 2Q17 Update, Authors: Bob Johnson, David Christensen, Takashi Ogawa, Maria Valenzuela and Barbara Van, July 6, 2017.

•

Gartner, Forecast: Semiconductor Wafer-Level Manufacturing Equipment, Worldwide, 4Q15 Update, Authors: Bob Johnson, Klaus Rinnen, David Christensen, Takashi Ogawa, Jim Walker and Barbara Van, December 18, 2014.

•	Gartner, Market Share Analysis: Semiconductor Wafer-Level Manufacturing Equipment, Worldwide, 2015, Authors: Bob Johnson, Takashi Ogawa, Barbara Van, David Christensen, April 19, 2016.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of Ichor Holdings, Ltd. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ordinary shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to “Ichor,” “our business,” “we,” “our,” or “us” or similar terms refer to Ichor Holdings, Ltd. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Ichor Holdings, Ltd. and its wholly-owned subsidiaries and excludes discontinued operations, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business.”

We use a 52 or 53 week fiscal year ending on the last Friday in December. The years ended December 30, 2016, December 25, 2015, and December 26, 2014 were 53 weeks, 52 weeks, and 52 weeks, respectively. All references to 2016, 2015, and 2014 are references to fiscal years unless explicitly stated otherwise.

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as chemical-mechanical planarization, or CMP, electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor original equipment manufacturers, or OEMs, internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Our goal is to be the premier supplier of outsourced fluid delivery subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with two of the largest manufacturers of semiconductor capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp and positions us to be the preferred supplier for the full five to ten-year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital outlay. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Lam Research Corporation, or Lam Research, and Applied Materials, Inc., or Applied Materials, which were our two largest customers by sales in 2016.

We grew our sales by 40% to $405.7 million in 2016 from $290.6 million in 2015, and by 103% to $148.7 million in the three months ended March 31, 2017 from $73.3 million in the three months ended March 25, 2016. We generated net income from continuing operations of $20.8 million in 2016, $12.8 million in 2015, $13.0 million in the three months ended March 31, 2017 and $1.8 million in the three months ended March 25, 2016. We generated adjusted net income from continuing operations of $31.6 million in 2016, $20.2 million in 2015, $14.6 million in the three months ended March 31, 2017 and $4.5 million in the three months ended March 25, 2016. See “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income from continuing operations, an accompanying presentation of the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States, net income from continuing operations, and a reconciliation of the differences between adjusted net income from continuing operations and net income from continuing operations.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for semiconductor capital equipment.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $401.4 billion in 2017 from $315.4 billion in 2013.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features. Gartner estimates that the global spend on wafer fabrication equipment will grow to $43.7 billion in 2017 from $29.0 billion in 2013.

Changing Semiconductor Manufacturing Processes are Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including multiple patterning, tri-gate, or FinFET, transistors and three-dimensional, or 3D, semiconductors, as well as advanced packaging. Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch, deposition and CMP steps. For example, according to Gartner, changes in the market for process requirements will drive an average annual growth in etch spending of 23% and chemical vapor deposition, or CVD, spending of 20% from 2013 to 2017. This growth benefits us directly as the majority of our gas delivery subsystems are used in etch and CVD processes. Also according to Gartner, spending on chemical-mechanical planarization, or CMP, will grow at an average annual rate of 23% over the same period. This is the primary step where chemical delivery systems are used.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing specialized process tools for the many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2015 represented 67% of the total market for wafer fabrication equipment.

Semiconductor Capital Equipment OEMs Outsource Critical Subsystems including Fluid Delivery Subsystems

OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of various critical subsystems to specialized independent

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex, most OEMs have increasingly outsourced the design, engineering and manufacturing of these subsystems to third party suppliers. OEMs are now also beginning to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery capabilities.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of chemical engineers, mechanical engineers and software and systems engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Many of our engineers are industry veterans and have spent a significant portion of their careers at our customers, bringing first-hand expertise and a heightened understanding of our customers’ needs. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions. In many cases our early engagement with our customers enables us to be the sole source supplier when the product is initially introduced.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Lam Research and Applied Materials, which were our two largest customers by sales in 2016. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor capital equipment industry. Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next generation products in development. We leverage our deep rooted existing customer relationships with these market leaders to penetrate new business opportunities created through industry consolidation. Our close collaboration with them has contributed to our established market position and key supplier awards.

Operational Excellence with Scale to Support the Largest Customers

Over our 17 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our manufacturing

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 facilities near our customers’ locations in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes. We have accomplished this by investing in manufacturing systems and developing an efficient supply chain. Our focus on operational efficiency and flexibility allows us to respond quickly to customer requests by frequently shipping products to customers less than three weeks after receiving the order.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in property, plant and equipment and low levels of working capital. In 2016 and 2015, our total capital expenditures were $4.3 million and $1.4 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant inventory on hand. The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. For example, from 2014 to 2016, sales grew at a compound annual growth rate, or CAGR, of 27.6% while adjusted net income grew at a CAGR of 64.4%. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystems and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our growth strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long-term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our brand reputation. For example, due to previous successful engineering projects with a particular OEM, we were selected as the development partner on key next generation platforms. Success on these platforms, along with other operational successes, grew our sales from $1.1 million in 2011 to $36.2 million in 2016. Through our recent purchase of plastic machining and fabrication company, we were able to enter the market for chemical delivery subsystems for CMP process tools where we had only limited engagement in the past. Using this and our existing engineering capability, we were awarded the design and manufacturing of the chemical delivery module for one of our two largest customers who is a market leader in this space.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas. We believe that wet processes, such as CMP and clean and electro chemical deposition, or ECD, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. In April 2016, we acquired Ajax-United Patterns & Molds, Inc., or Ajax, and its subsidiaries, or the Ajax Acquisition, to add chemical delivery subsystem capabilities with our existing customers. The Ajax Acquisition has allowed us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries.

Expand Our Total Customer Base within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. As an example, we were recently selected as the manufacturing partner for a provider of etch process equipment that was previously not a customer of ours.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Continue to Improve Our Manufacturing Process Efficiency

We continually strive to improve our processes to reduce our manufacturing process cycle time, improve our ability to respond to last minute design or configuration changes, reduce our manufacturing costs and reduce our inventory requirements in order to improve profitability and make our product offerings more attractive to new and existing customers.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment industry, which, in turn, is dependent upon the semiconductor device industry. When that industry experiences cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

•

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

•

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

•	You may not be able to resell your ordinary shares at or above the offering price, and there may not be an active market for our ordinary shares.

•	The price of our ordinary shares may fluctuate substantially.

•	We ceased to be a “controlled company” in April 2017 and, as a result, during the phase-in period, we are exempt from obligations to comply with certain corporate governance requirements.

Corporate Information

Our principal executive offices are located at 3185 Laurelview Ct., Fremont, California, 94538, and our telephone number at that address is (510) 897-5200. Our website address is www.ichorsystems.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Six Months Ended June 30, 2017

Our preliminary estimated unaudited financial results for the six months ended June 30, 2017 based on currently available information are set forth below. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update or revise the estimates set forth in this prospectus as a result of new information, future events or otherwise, except as otherwise required by law. These estimates may differ from actual results. Actual results remain subject to the completion of our quarter-end closing process which includes a final review by our management and audit committee. During the course of the preparation of the financial statements and related notes and our final review, additional items that require material adjustments to the preliminary financial information presented below may be identified. Therefore, you should not place undue reliance upon these preliminary financial results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,” “Risk Factors—Risks Related to Our Business—Our quarterly sales and operating results fluctuate significantly from period to period, and this may cause volatility in our stock price” and “Cautionary Statement Concerning Forward-Looking Statements.”

The preliminary estimated unaudited financial results set forth below should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. These estimates were prepared by our management, and are based upon a number of assumptions and have not been audited or reviewed by our independent registered public accounting firm. These preliminary estimates for the six months ended June 30, 2017 are not necessarily indicative of the results to be achieved in any future period. Our consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2017 are not expected to be filed with the SEC until after this offering is completed.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table sets forth certain estimated financial results we expect to report for the six months ended June 30, 2017 and actual financial results for the six months ended June 24, 2016:

Six Months Ended
(In thousands)	June 30, 2017 (Estimated)	June 24, 2016 (Actual)
(Unaudited)
Net sales	$	$
Net income from continuing operations(1)
Net income (loss) per share from continuing operations attributable to ordinary shareholders(1):
Basic(2)
Diluted(3)
Adjusted net income from continuing operations(4)
Non-GAAP adjusted diluted EPS(4)(5)

(1)	During the second quarter of 2017, we identified a material weakness in our internal control over financial reporting related to ineffective periodic risk assessment over control activities that ensure the ending inventory balances of our Malaysia and Singapore subsidiaries were recorded at the appropriate U.S. Dollar functional currency rate. During our previous consolidation process, we had a manual process that translated these inventory balances into the U.S. Dollar functional currency at incorrect rates for these subsidiaries due to system limitations, and we did not implement a control to reconcile the ending inventory balance at our Malaysia and Singapore subsidiaries to the final inventory balance reported in our consolidated financial statements. This material weakness resulted in an accumulated overstatement of inventory as of March 31, 2017 of approximately $1.75 million. We have completed the re-implementation of our Oracle system, which allows for a systems-based calculation of inventory purchases and ending inventory at the proper U.S. Dollar functional currency rates, and we have implemented a control to reconcile the final Malaysia and Singapore inventory sub-ledger balances to the final balances recorded in consolidation.
(2)	Calculated based on 24,751,390 ordinary shares as of June 30, 2017 and 75,631 ordinary shares as of June 24, 2016.
(3)	Calculated based on 25,868,403 diluted ordinary shares as of June 30, 2017 and 285,066 diluted ordinary shares as of June 24, 2016.
(4)	Adjusted net income from continuing operations and adjusted diluted EPS are non-GAAP financial measures. See “—Summary Consolidated Financial Data” for a discussion of adjusted net income from continuing operations, including the definition thereof and the reason for its inclusion. A reconciliation of estimated and actual net income from continuing operations to estimated and actual adjusted net income for the six months ended June 30, 2017 and June 24, 2016, respectively, is set forth below.
(5)	For the quarter ended June 24, 2016, assumes the shares sold in our initial public offering, the conversion of all our outstanding preferred shares into ordinary shares, and vesting of restricted shares and options that vested at our initial public offering occurred at the beginning of the measurement period, for comparability between current and prior periods.

The increase in sales from the six months ended June 24, 2016 to the six months ended June 30, 2017 was primarily due to an increase in our market share at our two largest customers and an increase in the volume of purchases by our two largest customers driven by overall industry growth.

The increase in net income from continuing operations from the six months ended June 24, 2016 to the six months ended June 30, 2017 was primarily due to an increase in sales volume.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table presents a reconciliation of our estimated and actual net income from continuing operations to our estimated and actual non-GAAP adjusted net income from continuing operations for the six months ended June 30, 2017 and June 24, 2016, respectively. Net income from continuing operations is the most directly comparable financial measure presented in accordance with GAAP and has been estimated based on our preliminary operating results. For a discussion of adjusted net income, including the definition of adjusted net income from continuing operations and a reconciliation of the differences between adjusted net income from continuing operations and net income from continuing operations for 2014, 2015 and 2016, see “—Summary Consolidated Financial Data.”

Six Months Ended
(In thousands)	June 30, 2017 (Estimated)	June 24, 2016 (Actual)
(Unaudited)
Net income from continuing operations(1)	$	$
Non-GAAP adjustments:
Amortization of intangible assets
Share-based compensation
Other non-recurring expenses
Tax adjustment related to non-GAAP adjustments
Tax benefit related to Ajax acquisition
Adjustments to cost of goods sold(1)

Non-GAAP adjusted net income from continuing operations	$	$

Non-GAAP adjusted diluted EPS(2)	$	$
Diluted shares used to compute non-GAAP adjusted diluted EPS(3)

(1)	See note 1 to the table set forth on page 8 of this prospectus for a description of the non-cash charge to cost of goods sold of $ million.

(2)	Calculated by dividing non-GAAP adjusted net income from continuing operations by non-GAAP diluted shares outstanding.

(3)	For the quarter ended June 24, 2016, assumes the shares sold in our initial public offering, the conversion of all our outstanding preferred shares into ordinary shares, and vesting of restricted shares and options that vested at our initial public offering occurred at the beginning of the measurement period, for comparability between current and prior periods. No adjustment is needed to diluted shares outstanding for the quarter ended June 30, 2017.

Transition Agreement

On June 29, 2017, Mr. Carson notified the Company that he intends to retire from his position as President and Chief Financial Officer of the Company and service as a member of the Company’s Board of Directors. Mr. Carson entered into a transition agreement with Ichor Systems, Inc., which provides that Mr. Carson will continue to be employed as President and Chief Financial Officer of the Company and serve as a member of the Board until (a) one month after the date on which a new chief financial officer commences employment with the Company, or (b) such later date, or the Separation Date, as mutually agreed upon by Mr. Carson and the Company in writing. Until the Separation Date, Mr. Carson will continue to receive his current base salary of $400,000 and the benefits set forth in his employment agreement. Within 30 days after the Separation Date (or earlier if required by applicable law), the Company will pay

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Mr. Carson (a) any base salary that has accrued but had not been paid (including accrued and unpaid vacation time) on or before the Separation Date, (b) any reimbursement due for expenses incurred by Mr. Carson on or before the Separation Date and (c) any other amounts required under applicable law. Mr. Carson will continue to serve in his current capacity, and on the Board of Directors, until his replacement is hired, after which he will consult with the Company through the successful transition of his role and responsibilities to his successor.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of such extended transition period under Section 107(b).

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

THE OFFERING

Ordinary shares offered by the selling shareholders	shares

Ordinary shares to be outstanding immediately after this offering	shares

Option to purchase additional shares	The underwriters have the option to purchase up to an additional ordinary shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of Proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, other than payment of the exercise price from certain of the selling shareholders who are exercising options for the purpose of selling shares in the offering.

Dividend policy	We do not anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the credit agreements governing our Credit Facilities (as defined herein)), capital requirements, business prospects, legal restrictions and other factors our board of directors may deem relevant. See “Dividend Policy.”

NASDAQ Global Select Market Trading symbol	“ICHR.”

Unless otherwise indicated, all information in this prospectus relating to the number of ordinary shares to be outstanding immediately after this offering is based on 25,056,188 shares issued and outstanding as of June 30, 2017 and:

•	includes ordinary shares to be issued upon the exercise of outstanding stock options by certain of the selling shareholders in connection with this offering;

•

excludes (i) an aggregate of 2,302,218 ordinary shares issuable upon the exercise of options that were issued to our employees under the Ichor Holdings, Ltd. 2012 Equity Incentive Plan, or the 2012 Incentive Plan, and the Ichor Holdings, Ltd. 2016 Omnibus Incentive Plan, or the 2016 Plan, (ii) an aggregate of 120,712 unvested restricted shares that were issued under the 2012 Incentive Plan and the 2016 Plan and (iii) an aggregate of 1,415,200 ordinary shares reserved for issuance under the 2016 Plan; and

•	assumes no exercise of the underwriters’ option to purchase additional shares from the selling shareholders.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data and should be read together with the sections in this prospectus entitled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 30, 2016, December 25, 2015 and December 26, 2014 and the selected balance sheet data as of December 30, 2016 and December 25, 2015 from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 26, 2014 is derived from our audited consolidated balance sheet as of such date not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary historical interim financial data for the three months ended March 31, 2017 and March 25, 2016, and as of March 31, 2017 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The interim results are not necessarily indicative of the results for the full year or any future period.

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands, except share and per share amounts)	(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Net sales	$148,704	$73,287	$405,747	$290,641	$249,087
Cost of sales(1)	124,689	61,362	340,352	242,087	212,747

Gross profit	24,015	11,925	65,395	48,554	36,340
Operating expenses:
Research and development(1)	1,744	1,375	6,383	4,813	3,915
Selling, general and administrative(1)	6,858	6,364	28,126	24,729	22,465
Amortization of intangible assets	1,795	1,603	7,015	6,411	6,411

Total operating expenses	10,397	9,342	41,524	35,953	32,791

Operating income	13,618	2,583	23,871	12,601	3,549
Interest expense	690	902	4,370	3,831	3,118
Other expense (income), net	(549)	(387)	(629)	(46)	253

Income from continuing operations before income taxes	13,477	2,068	20,130	8,816	178
Income tax expense (benefit) from continuing operations(2)	525	236	(649)	(3,991)	(5,604)

Net income from continuing operations	12,952	1,832	20,779	12,807	5,782

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands, except share and per share amounts)	(unaudited)	(unaudited)
Discontinued Operations:
Income (loss) from discontinued operations before taxes	(111)	(1,724)	(4,077)	(7,406)	132
Income tax expense (benefit) from discontinued operations	1	1	40	(225)	(254)

Net income (loss) from discontinued operations	(112)	(1,725)	(4,117)	(7,181)	386

Net Income	12,840	107	16,662	5,626	6,168

Less: Preferred share dividend	—	—	—	(22,127)	—
Less: Undistributed earnings attributable to preferred shareholders	—	(107)	(15,284)	—	(6,165)

Net income (loss) attributable to ordinary shareholders	$12,840	$—	$1,378	$(16,501)	$3

Net income (loss) per share from continuing operations attributable to ordinary shareholders:(3)
Basic	$0.53	$0.11	$1.14	$(292.39)	$0.36
Diluted	0.51	0.03	0.87	(292.39)	0.16
Net income (loss) per share attributable to ordinary shareholders:(3)
Basic	$0.52	$—	$0.92	$(517.68)	$0.36
Diluted	0.50	—	0.70	(517.68)	0.16
Shares used to compute net income (loss) from continuing operations per share attributable to ordinary shareholders:(3)
Basic	24,654,415	65,673	1,503,296	31,875	8,402
Diluted	25,640,089	249,889	1,967,926	31,875	18,422
Shares used to compute net income per share attributable to ordinary shareholders:(3)
Basic	24,654,415	65,673	1,503,296	31,875	8,402
Diluted	25,640,089	65,673	1,967,926	31,875	18,422
Other Financial Data:
Non-GAAP adjusted net income from continuing operations(4)	$14,567	$4,545	$31,596	$20,249	$11,688
Non-GAAP adjusted diluted earnings per share(4)	$0.57	$0.19	$1.31	$0.85	$0.49

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Three Months Ended	Year Ended
(In thousands)	March 31, 2017	December 30, 2016	December 25, 2015	December 26, 2014
	(unaudited)
Consolidated Balance Sheet Data:
Cash and restricted cash	$48,404	$52,648	$24,188	$14,373
Working capital	78,695	56,020	24,860	28,117
Total assets	320,458	282,491	198,023	215,563
Total long-term debt(5)	39,830	39,830	65,000	55,750
Preferred shares	—	—	142,728	142,728

Total shareholders’ equity	162,120	141,659	74,678	90,061

(1)	Share-based compensation is included in the consolidated statement of operations data above was as follows:

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands)	(unaudited)	(unaudited)
Share-Based Compensation Expense:
Cost of sales	$8	$5	$20	$105	$33
Research and development	8	11	35	46	51
Selling, general and administrative	328	401	3,161	967	927

Total share-based compensation expense	$344	$417	$3,216	$1,118	$1,011

(2)	Income tax expense (benefit) consists primarily of the impact of foreign operations, including withholding taxes, offset in part by a discrete tax benefit of approximately $2.3 million that was recorded as a result of the purchase accounting from the Ajax acquisition. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information with respect to the Ajax acquisition. Our historical income tax benefit resulted from losses recorded in the U.S., which were being fully benefited through the third quarter of 2015 as a result of an overall deferred tax liability position in the U.S., offset in part by the impact of foreign operations, including withholding taxes. Starting in the fourth quarter of 2015, we are no longer benefiting from the losses generated in the U.S.
(3)	See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our actual basic and diluted net income per share and our pro forma unaudited basic and diluted net income per share.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

(4)	Management uses non-GAAP adjusted net income from continuing operations to evaluate our operating and financial results. We believe the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors’ ability to view our results from management’s perspective. Non-GAAP adjusted net income from continuing operations is defined as: net income from continuing operations, excluding: amortization of intangible assets, share-based compensation expense, and other non-recurring expenses; tax adjustments related to those non-GAAP adjustments; and the tax benefit associated with the acquisition of Ajax. Non-GAAP adjusted diluted EPS is defined as non-GAAP adjusted net income from continuing operations divided by adjusted diluted ordinary shares, which assumes the initial public offering shares sold, the conversion of preferred shares into ordinary shares, and vesting of restricted shares and options in connection with the initial public offering occurred at the beginning of the measurement period.

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands)	(unaudited)	(unaudited)
Non-GAAP Data:
Net income from continuing operations	$12,952	$1,832	$20,779	$12,807	$5,782
Non-GAAP adjustments:
Amortization of intangible assets	1,795	1,603	7,015	6,411	6,411
Share-based compensation	344	417	3,216	1,118	1,011
Other non-recurring (income) expenses(a)	(500)	713	2,988	4,154	1,905
Tax adjustments related to non-GAAP adjustments(b)	(24)	(20)	(131)	(4,241)	(3,421)
Tax benefit related to Ajax acquisition	—	—	(2,271)	—	—

Non-GAAP adjusted net income from continuing operations	$14,567	$4,545	$31,596	$20,249	$11,688

Non-GAAP adjusted diluted EPS(c)	$0.57	$0.19	$1.31	$0.85	$0.49
Diluted shares used to compute non-GAAP adjusted diluted EPS(d)	25,640,089	24,002,128	24,188,881	23,779,908	23,737,007

(a)	Other non-recurring expenses include (i) expenses incurred in connection with preparation for an initial public offering contemplated in 2014 and 2015, (ii) consulting fees paid prior to our initial public offering to Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives who are associated with our principal shareholders but in which such shareholders hold no interest, (iii) the bonuses paid to members of our management in connection with the cash dividend paid by us in August 2015, (iv) acquisition-related charges, (v) a refund from Francisco Partners Consulting, LLC, or FPC, an entity which is owned and controlled by individual operations executives in which Francisco Partners holds no interest, and (vi) a gain on sale of our investment in CHawk Technology International, Inc., or CHawk.
(b)	The difference between (i) the adjustments to our tax benefit made in connection with the other non-GAAP adjustments made to determine adjusted net income from continuing operations and (ii) the GAAP tax provision (benefit) for the three months ended March 31, 2017, the three months ended March 25, 2016, fiscal 2016, fiscal 2015 and fiscal 2014, which is $549, $256, ($518), $250, and ($2,183), respectively.
(c)	Calculated by dividing non-GAAP adjusted net income from continuing operations by non-GAAP diluted shares outstanding.
(d)	Assumes the shares sold in our initial public offering, the conversion of all our outstanding preferred shares into ordinary shares, and vesting of restricted shares and options that vested at our initial public offering occurred at the beginning of the measurement period, for comparability between current and prior periods.

Non-GAAP adjusted net income from continuing operations has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Other companies may calculate adjusted net income differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our adjusted net income as a tool for comparison.

Because of these limitations, you should consider non-GAAP adjusted net income from continuing operations alongside other financial performance measures, including net income from continuing operations and other financial results presented in accordance with GAAP. In addition, in evaluating non-GAAP adjusted net income from continuing operations, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving adjusted net income and you should not infer from our presentation of adjusted net income that our future results will not be affected by these expenses or any unusual or non-recurring items.

(5)	Does not include debt issuance costs of $1,754, $1,886, $2,412, and $615 as of March 31, 2017, December 30, 2016, December 25, 2015, and December 26, 2014, respectively.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

RISK FACTORS

This offering and an investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our ordinary shares could decline, and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment industry, which, in turn, is dependent upon the semiconductor device industry. When that industry experiences cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

Our business, financial condition and results of operations depend significantly on expenditures by manufacturers in the semiconductor capital equipment industry. In turn, the semiconductor capital equipment industry depends upon the current and anticipated market demand for semiconductor devices. The semiconductor device industry is subject to cyclical and volatile fluctuations in supply and demand and in the past has periodically experienced significant downturns, which often occur in connection with declines in general economic conditions, and which have resulted in significant volatility in the semiconductor capital equipment industry. The semiconductor device industry has also experienced recurring periods of over-supply of products that have had a severe negative effect on the demand for capital equipment used to manufacture such products. We have experienced, and anticipate that we will continue to experience, significant fluctuations in customer orders for our products and services as a result of such fluctuations and cycles. Any downturns in the semiconductor device industry could have a material adverse effect on our business, financial condition and results of operations.

In addition, we must be able to appropriately align our cost structure with prevailing market conditions, effectively manage our supply chain and motivate and retain employees, particularly during periods of decreasing demand for our products. We may be forced to reduce our prices during periods of decreasing demand. While we operate under a low fixed cost model, we may not be able to proportionally reduce all of our costs if we are required to reduce our prices. If we are not able to timely and appropriately adapt to the changes in our business environment, our business, financial condition and results of operations will be materially adversely affected. The cyclical and volatile nature of the semiconductor device industry and the absence of long-term fixed or minimum volume contracts make any effort to project a material reduction in future sales volume difficult.

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

The semiconductor capital equipment industry is highly concentrated and has experienced significant consolidation in recent years. As a result, a relatively small number of OEM

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 customers have historically accounted for a significant portion of our sales, and we expect this trend to continue for the foreseeable future. For 2016, our top two customers accounted for approximately 51% and 46%, respectively, of sales, and we expect that our sales will continue to be concentrated among a very small number of customers. We do not have any long-term contracts that require customers to place orders with us in fixed or minimum volumes. Accordingly, the success of our business depends on the success of our customers and those customers and other OEMs continuing to outsource the manufacturing of critical subsystems and process solutions to us. Because of the small number of OEMs in the markets we serve, a number of which are already our customers, it would be difficult to replace lost sales resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers, whether due to a reduction in the amount of outsourcing they do, their giving orders to our competitors, their acquisition by an OEM who is not a customer or with whom we do less business, or otherwise. We have in the past lost business from customers for a number of these reasons. If we are unable to replace sales from customers who reduce the volume of products and services they purchase from us or terminate their relationship with us entirely, such events could have a material adverse impact on our business, financial condition and results of operations.

Additionally, if one or more of the largest OEMs were to decide to single- or sole-source all or a significant portion of manufacturing and assembly work to a single equipment manufacturer, such a development would heighten the risks discussed above.

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

By virtue of our largest customers’ size and the significant portion of our sales that is derived from them, as well as the competitive landscape, our customers are able to exert significant influence and pricing pressure in the negotiation of our commercial arrangements and the conduct of our business with them. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Our customers’ negotiating leverage also can result in customer arrangements that may contain significant liability risk to us. For example, some of our customers require that we provide them indemnification against certain liabilities in our arrangements with them, including claims of losses by their customers caused by our products. Any increase in our customers’ negotiating leverage may expose us to increased liability risk in our arrangements with them, which, if realized, may have a material adverse effect on our business, financial condition and results of operations. In addition, new products often carry lower gross margins than existing products for several quarters following their introduction. If we are unable to retain and expand our business with our customers on favorable terms, or if we are unable to achieve gross margins on new products that are similar to or more favorable than the gross margins we have historically achieved, our business, financial condition and results of operations may be materially adversely affected.

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition from other suppliers of gas or chemical delivery subsystems, as well as the internal manufacturing groups of OEMs. Increased competition has in the past

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would materially adversely affect our business, financial condition and results of operations. We are subject to significant pricing pressure as we attempt to maintain and increase market share with our existing customers. Our competitors may offer reduced prices or introduce new products or services for the markets currently served by our products and services. These products may have better performance, lower prices and achieve broader market acceptance than our products. OEMs also typically own the design rights to their products. Further, if our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and results of operations could be materially adversely affected.

Certain of our competitors may have or may develop greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products and services, and reduce prices to increase market share. In addition to organic growth by our competitors, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. The introduction of new technologies and new market entrants may also increase competitive pressures.

We are exposed to risks associated with weakness in the global economy and geopolitical instability.

Our business is dependent upon manufacturers of semiconductor capital equipment, whose businesses in turn ultimately depend largely on consumer spending on semiconductor devices. Continuing uncertainty regarding the global economy continues to pose challenges to our business. Economic uncertainty and related factors, including current unemployment levels, uncertainty in European debt markets, geopolitical instability in various parts of the world, fiscal uncertainty in the U.S. economy, market volatility and the slow rate of recovery of many countries from recent recessions, exacerbate negative trends in business and consumer spending and may cause certain of our customers to push out, cancel or refrain from placing orders for products or services, which may reduce sales and materially adversely affect our business, financial condition and results of operations. Difficulties in obtaining capital, uncertain market conditions or reduced profitability may also cause some customers to scale back operations, exit businesses, merge with other manufacturers, or file for bankruptcy protection and potentially cease operations, leading to customers’ reduced research and development funding and/or capital expenditures and, in turn, lower orders from our customers and/or additional slow moving or obsolete inventory or bad debt expense for us. These conditions may also similarly affect our key suppliers, which could impair their ability to deliver parts and result in delays for our products or require us to either procure products from higher-cost suppliers, or if no additional suppliers exist, to reconfigure the design and manufacture of our products, and we may be unable to fulfill some customer orders. Any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

If we do not keep pace with developments in the industries we serve and with technological innovation generally, our products and services may not be competitive.

Rapid technological innovation in the markets we serve requires us to anticipate and respond quickly to evolving customer requirements and could render our current product offerings, services and technologies obsolete. In particular, the design and manufacturing of semiconductors is constantly evolving and becoming more complex in order to achieve greater power, performance and efficiency with smaller devices. Capital equipment manufacturers need to keep pace with these changes by refining their existing products and developing new products.

We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business, financial condition and results of operations could be materially adversely affected.

The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the industries we serve, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	ramp-up production of new products, especially new subsystems, in a timely manner and with acceptable yields;

•	manage our costs of product development and the costs of producing the products that we sell;

•	successfully manage development production cycles; and

•	respond quickly and effectively to technological changes or product announcements by others.

If we are unsuccessful in keeping pace with technological developments for the reasons above or other reasons, our business, financial condition and results of operations could be materially adversely affected.

We must design, develop and introduce new products that are accepted by OEMs in order to retain our existing customers and obtain new customers.

The introduction of new products is inherently risky because it is difficult to foresee the adoption of new standards, coordinate our technical personnel and strategic relationships and

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 win acceptance of new products by OEMs. We attempt to mitigate this risk by collaborating with our customers during their design and development processes. We cannot, however, assure you that we will be able to successfully introduce, market and cost-effectively manufacture new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs. In addition, new capital equipment typically has a lifespan of five to ten years, and OEMs frequently specify which systems, subsystems, components and instruments are to be used in their equipment. Once a specific system, subsystem, component or instrument is incorporated into a piece of capital equipment, it will often continue to be purchased for that piece of equipment on an exclusive basis for 18 to 24 months before the OEM generates enough sales volume to consider adding alternative suppliers. Accordingly, it is important that our products are designed into the new systems introduced by the OEMs. If any of the new products we develop are not launched or successful in the market, our business, financial condition and results of operations could be materially adversely affected.

The manufacturing of our products is highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business, financial condition and results of operations may be materially adversely affected.

The manufacturing of our products is a highly complex process that involves the integration of multiple components ad requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to manage this process effectively, we risk losing customers and damaging our reputation. We may also be subject to liability under our agreements with our customers if we or our suppliers fail to re-configure manufacturing processes or components in response to these modifications. In addition, if we acquire inventory in excess of demand or that does not meet customer specifications, we could incur excess or obsolete inventory charges. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. These risks are even greater as we seek to expand our business into new subsystems. In addition, certain of our suppliers have been, and may in the future be, forced out of business as a result of the economic environment. In such cases, we may be required to procure products from higher-cost suppliers or, if no additional suppliers exist, reconfigure the design and manufacture of our products. This could materially limit our growth, adversely impact our ability to win future business and have a material adverse effect on our business, financial condition and results of operations.

Defects in our products could damage our reputation, decrease market acceptance of our products and result in potentially costly litigation.

A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Errors, defects or other problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	result in liability for the unintended release of hazardous materials;

•	create claims for rework, replacement and/or damages under our contracts with customers, as well as indemnification claims from customers;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and increased product returns; or

•	result in lower yields for semiconductor manufacturers.

If any of our products contain defects or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels in periods of significant growth. Product defects could result in warranty and indemnification liability or the loss of existing customers or impair our ability to attract new customers. In addition, we may not find defects or failures in our products until after they are installed in a manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. In addition, hazardous materials flow through and are controlled by certain of our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.

We may incur unexpected warranty and performance guarantee claims that could materially adversely affect our business, financial condition and results of operations.

In connection with our products and services, we provide various product warranties, performance guarantees and indemnification rights. Warranty or other performance guarantee or indemnification claims against us could cause us to incur significant expense to repair or replace defective products or indemnify the affected customer for losses. In addition, quality issues can have various other ramifications, including delays in the recognition of sales, loss of sales, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, all of which could materially adversely affect our business, financial condition and results of operations.

Our dependence on a limited number of suppliers may harm our production output and increase our costs, and may prevent us from delivering acceptable products on a timely basis.

Our ability to meet our customers’ demand for our products depends upon obtaining adequate supplies of quality components and other raw materials on a timely basis. In addition, our customers often specify components from particular suppliers that we must incorporate into our products. We also use consignment and just-in-time stocking programs, which means we carry very little inventory of components or other raw materials, and we rely on our suppliers to deliver necessary components and raw materials in a timely manner. However, our suppliers are under no obligation to provide us with components or other raw materials. As a result, the loss of or failure to perform by any of our key suppliers could materially adversely affect our ability to deliver products on a timely basis. In addition, if a supplier were unable to provide the volume of components we require on a timely basis and at acceptable prices and quality, we

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 would have to identify and qualify replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could delay our production. We may also experience difficulty in obtaining sufficient supplies of components and raw materials in times of significant growth in our business. If we are unable to procure sufficient quantities of components or raw materials from suppliers, our customers may elect to delay or cancel existing orders or not place future orders, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to order and shipment uncertainties, and any significant reductions, cancellations or delays in customer orders could have a material adverse effect on our business, financial condition and results of operations.

Our sales are difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to manufacture and deliver products to our customers. Most of our sales for a particular quarter depend on customer orders placed during that quarter or shortly before it commences. Our contracts generally do not require our customers to commit to minimum purchase volumes. While most of our customers provide periodic rolling forecasts for product orders, those forecasts do not become binding until a formal purchase order is submitted, which generally occurs only a short time prior to shipment. As a result of the foregoing and the cyclicality and volatility of the industries we serve, it is difficult to predict future orders with precision. Occasionally, we order component inventory and build products in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts usually occur without penalty to, or compensation from, the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and result in unanticipated reductions or delays in sales. If we do not obtain orders as we anticipate, we could have excess components for a specific product and/or finished goods inventory that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse effect on our business, financial condition and results of operations.

Because our customers generally require that they qualify our engineering, documentation, manufacturing and quality control procedures, our ability to add new customers quickly is limited.

We are generally required to qualify and maintain our status as a supplier for each of our customers. This is a time-consuming process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place orders with us. Our ability to lessen the adverse effect of any loss of, or reduction in sales to, an existing customer through the rapid addition of one or more new customers is limited in part because of these qualification requirements. Consequently, the risk that our business, financial condition and results of operations would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers is increased. Moreover, if we lost our existing status as a qualified supplier to any of our customers, such customer could cancel its orders from us or otherwise terminate its relationship with us, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Restrictive covenants under our Credit Facilities may limit our current and future operations. If we fail to comply with those covenants, the lenders could cause outstanding amounts, which are currently substantial, to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

As of March 31, 2017, we had $39.8 million of indebtedness outstanding under our term loan facility, or our Term Loan Facility, and no indebtedness outstanding under our $20.0 million revolving credit facility, or our Revolving Credit Facility, and together with our Term Loan Facility, our Credit Facilities. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $1.8 million of debt issuance costs. We may incur additional indebtedness in the future. Our Credit Facilities contain certain restrictive covenants and conditions, including limitations on our ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	create or incur liens, negative pledges or guarantees;

•	make investments;

•	make loans;

•	sell or otherwise dispose of assets;

•	merge, consolidate or sell substantially all of our assets;

•	make certain payments on indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	change the nature of our business; and

•	amend the terms of our organizational documents.

As a result of these covenants, we may be restricted in our ability to pursue new business opportunities or strategies or to respond quickly to changes in the industries that we serve. A violation of any of these covenants would be deemed an event of default under our Credit Facilities. In such event, upon the election of the lenders, the loan commitments under our Credit Facilities would terminate and the principal amount of the loans and accrued interest then outstanding would be due and payable immediately. A default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient funds to repay such indebtedness or be able to obtain replacement financing on a timely basis or at all. These events could force us into bankruptcy or liquidation, which could have a material adverse effect on our business, financial condition and results of operations.

We also may need to negotiate changes to the covenants in the agreements governing our Credit Facilities in the future if there are material changes in our business, financial condition or results of operations, but we cannot assure you that we will be able to do so on terms favorable to us or at all.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Certain of our customers require that we consult with them in connection with specified fundamental changes in our business, and address any concerns or requests such customer may have in connection with a fundamental change. While those customers do not have contractual approval or veto rights with respect to fundamental changes, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers.

Certain of our key customers require that we consult with them in connection with specified fundamental changes in our business, including, among other things:

•	entering into any new line of business;

•	amending or modifying our organizational documents;

•	selling all or substantially all of our assets, or merging or amalgamating with a third party;

•	incur borrowings in excess of a specific amount;

•	making senior management changes;

•	entering into any joint venture arrangement; and

•	effecting an initial public offering.

These customers do not have contractual approval or veto rights with respect to any fundamental changes in our business. However, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness, including under our Credit Facilities, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness, including under our Credit Facilities, depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our Credit Facilities could terminate their commitments to loan money, or foreclose against the assets securing such borrowings, and we could be forced into bankruptcy or liquidation, in each case, which would have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Our business is largely dependent on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how and on our ability to operate without infringing on the proprietary rights of third parties. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. We cannot assure you that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. If we fail to protect our proprietary rights successfully, our competitive position could suffer. Any future litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend ourselves or to indemnify others against claimed infringement of the rights of others could have a material adverse effect on our business, financial condition and results of operations.

Third parties have claimed and may in the future claim we are infringing their intellectual property, which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

We may in the future receive claims that our products, processes or technologies infringe the patents or other proprietary rights of third parties. In addition, we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding our patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. We also rely on design specifications and other intellectual property of our customers in the manufacture of products for such customers. While our customer agreements generally provide for indemnification of us by a customer if we are subjected to litigation for third-party claims of infringement of such customer’s intellectual property, such indemnification provisions may not be sufficient to fully protect us from such claims, or our customers may breach such indemnification obligations to us, which could result in costly litigation to defend against such claims or enforce our contractual rights to such indemnification.

From time to time, we may become involved in other litigation and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

In addition to any litigation related to our intellectual property rights, we may in the future be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, employment claims and tax examinations,

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 some of which may claim significant damages or cause us reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot predict the ultimate outcome of any such proceeding. An unfavorable outcome could have a material adverse effect on our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, such proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. As a result, any such lawsuits or proceedings could materially adversely affect our business, financial condition and results of operations.

The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales and manufacturing personnel, most of whom are not subject to employment or non-competition agreements. Competition for qualified personnel in the technology industry is particularly intense, and we operate in geographic locations in which labor markets are competitive. Our management team has significant industry experience and deep customer relationships, and therefore would be difficult to replace. In addition, our business is dependent to a significant degree on the expertise and relationships which only a limited number of engineers possess. Many of these engineers often work at our customers’ sites and serve as an extension of our customers’ product design teams. The loss of any of our key executive officers or key engineers and other personnel, including our engineers working at our customers’ sites, or the failure to attract additional personnel as needed, could have a material adverse effect on our business, financial condition and results of operations and could lead to higher labor costs, the use of less-qualified personnel and the loss of customers. In addition, if any of our key executive officers or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. We do not maintain key-man life insurance with respect to any of our employees. Our business will suffer if we are unable to attract, employ and retain highly skilled personnel.

Future acquisitions may present integration challenges, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record impairment charges, which may be significant.

If we find appropriate opportunities in the future, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures, fail to result in expected synergies or other benefits and absorb significant attention of our management that would otherwise be available for the ongoing development of our business. In addition, in the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets or finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of goodwill and indefinite-lived intangible assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Our quarterly sales and operating results fluctuate significantly from period to period, and this may cause volatility in our stock price.

Our quarterly sales and operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons, including the following:

•

demand for and market acceptance of our products as a result of the cyclical nature of the industries we serve or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery or growth;

•	overall economic conditions;

•	changes in the timing and size of orders by our customers;

•	strategic decisions by our customers to terminate their outsourcing relationship with us or give market share to our competitors;

•	consolidation by our customers;

•	cancellations and postponements of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices or loss of market share;

•

disruptions or delays in the manufacturing of our products or in the supply of components or raw materials that are incorporated into or used to manufacture our products, thereby causing us to delay the shipment of products;

•	decreased margins for several or more quarters following the introduction of new products, especially as we introduce new subsystems or other products or services;

•	changes in design-to-delivery cycle times;

•	inability to reduce our costs quickly in step with reductions in our prices or in response to decreased demand for our products;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory;

•	one-time expenses or charges; and

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our sales and results of operations may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our results of operations in any particular quarter. Moreover, our results of operations in one or more future quarters may fail to meet our guidance or the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our ordinary shares.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

As of March 31, 2017, we had approximately 620 full time employees and approximately 238 contract or temporary workers worldwide. None of our employees are unionized, but in

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 various countries, local law requires our participation in works councils. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in manufacturing, and we cannot assure you that alternate qualified capacity would be available on a timely basis, or at all. As a result, labor disruptions at any of our facilities could materially adversely affect our business, financial condition and results of operations.

As a global company, we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Foreign economic downturns have adversely affected our business and results of operations in the past and could adversely affect our business and results of operations in the future. In addition, other factors relating to the operation of our business outside of the United States may have a material adverse effect on our business, financial condition and results of operations in the future, including:

•	the imposition of governmental controls or changes in government regulations, including tax regulations;

•	difficulties in enforcing our intellectual property rights;

•	difficulties in developing relationships with local suppliers;

•	difficulties in attracting new international customers;

•	difficulties in complying with foreign and international laws and treaties;

•	restrictions on the export of technology;

•	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act, export control laws and export license requirements;

•	difficulties in achieving headcount reductions due to unionized labor and works councils;

•	restrictions on transfers of funds and assets between jurisdictions;

•	geo-political instability; and

•	trade restrictions and changes in taxes and tariffs.

In the future, we may seek to expand our presence in certain foreign markets or enter emerging markets. Evaluating or entering into an emerging market may require considerable management time, as well as start-up expenses for market development before any significant sales and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and the other risks noted above. The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

We are subject to fluctuations in foreign currency exchange rates which could cause operating results and reported financial results to vary significantly from period to period.

The vast majority of our sales are denominated in U.S. Dollars. Many of the costs and expenses associated with our Singapore, Malaysian and U.K. operations are paid in Singapore

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Dollars, Malaysian Ringgit or British Pounds (or Euros), respectively, and we expect our exposure to these currencies to increase as we increase our operations in those countries. As a result, our risk exposure from transactions denominated in non-U.S. currencies is primarily related to the Singapore Dollar, Malaysian Ringgit, British Pound and Euro. In addition, because the majority of our sales are denominated in the U.S. Dollar, if one or more of our competitors sells to our customers in a different currency than the U.S. Dollar, we are subject to the risk that the competitors’ products will be relatively less expensive than our products due to exchange rate effects. We have not historically established transaction-based hedging programs. Foreign currency exchange risks inherent in doing business in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental laws and regulations, which could require us to incur environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously owned or operated by us, at other locations during the transport of materials or at properties to which we send substances for treatment or disposal. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability in the United States or internationally. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims.

As a result of becoming a public company upon our initial public offering in December 2016, we are obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 reporting as of the end of the fiscal year that coincides with the filing of our second annual report to shareholders. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Additionally, to comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

In the second quarter of 2017, we identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our share price.

During the second quarter of 2017, we identified a material weakness in our internal control over financial reporting related to ineffective periodic risk assessment over control activities that ensure the ending inventory balances of our Malaysia and Singapore subsidiaries were recorded at the appropriate U.S. Dollar functional currency rate. During our previous consolidation process, we had a manual process that translated these inventory balances into the U.S. Dollar functional currency at incorrect rates for these subsidiaries due to system limitations, and we did not implement a control to reconcile the ending inventory balance at our Malaysia and Singapore subsidiaries to the final inventory balance reported in our consolidated financial statements. This material weakness resulted in an accumulated overstatement of inventory as of March 31, 2017 of approximately $1.75 million. We have completed the re-implementation of our Oracle system, which allows for a systems-based calculation of inventory purchases and ending inventory at the proper U.S. Dollar functional currency rates, and we have implemented a control to reconcile the final Malaysia and Singapore inventory sub-ledger balances to the final balances recorded in consolidation. While we believe that the new system will correctly record inventory purchases and that our newly implemented reconciliation control will operate at a sufficient level of precision to identify any significant errors, management will continue to monitor the mitigation measures taken as the controls will need to operate for a reasonable period of time to determine whether they are operating effectively to remediate the material weakness.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

There are limitations on the effectiveness of controls, and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could have a material adverse effect on our business, financial condition and results of operations.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture are not “DRC conflict free.”

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, required the SEC to promulgate rules requiring disclosure by a public company of any “conflict minerals” (tin, tungsten, tantalum and gold) necessary to the functionality or production of a product manufactured or contracted to be manufactured by such company. The SEC adopted final rules in 2012 which took effect at the end of January 2013. Because we manufacture products which may contain tin, tungsten, tantalum or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or the DRC, or any of its adjoining countries, or the “covered countries,” then we and our suppliers must conduct diligence on the source and chain of custody of the conflict minerals to determine if they did originate in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products which may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report if one is required to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, that report must be audited by an independent auditor pursuant to existing government auditing standards, unless (for the first two years) we are unable to determine whether the minerals are “DRC conflict free.” Compliance with this new disclosure rule may be very time consuming for management and our supply chain personnel (as well as time consuming for our suppliers) and could involve the expenditure of significant amounts of money and resources by us and them. Disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are currently unable to assess the cost of compliance with this rule, and we cannot assure you that such cost will not have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made disruptions, such as terrorism.

Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce sales and result in large expenses to repair or replace the facility. In addition, we may experience extended power

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 outages at our facilities. Disruption in supply resulting from natural disasters or other causalities or catastrophic events may result in certain of our suppliers being unable to deliver sufficient quantities of components or raw materials at all or in a timely manner, disruptions in our operations or disruptions in our customers’ operations. To the extent that natural disasters or other calamities or causalities should result in delays or cancellations of customer orders, or the delay in the manufacture or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Changes in tax laws, tax rates or tax assets and liabilities could materially adversely affect our financial condition and results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. We have significant operations in the United States and our holding company structure includes entities organized in the Cayman Islands, Netherlands, Singapore and Scotland. As a result, changes in applicable tax laws in these jurisdictions could have a material adverse effect on our financial condition and results of operations.

We are also subject to regular examination by the Internal Revenue Service and other tax authorities, and from time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations and amendments to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

You may not be able to resell your shares at or above the offering price or at all, and there may not be an active trading market for our ordinary shares

We completed our initial public offering in December 2016. As a result, there has been a public market for our ordinary shares for only a short period of time. An active, liquid and orderly market for our ordinary shares may not be sustained, which could depress the trading price of our ordinary shares. In addition, the market price of our ordinary shares may fluctuate significantly and may be adversely affected by broad market and industry factors, regardless of our actual operating performance. An inactive market may also impair our ability to raise capital by selling our ordinary shares, and it may impair our ability to attract and motivate our employees through equity incentive awards.

The price of our ordinary shares may fluctuate substantially

You should consider an investment in our ordinary shares to be risky, and you should invest in our ordinary shares only if you can withstand a significant loss and wide fluctuations in

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 the market value of your investment. Some factors that may cause the market price of our ordinary shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our ordinary shares;

•	speculation about our business in the press or investment community;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of ordinary shares by our shareholders, including Francisco Partners and its affiliates (referred to herein as Francisco Partners), our incurrence of additional debt or our failure to comply with the agreements governing our Credit Facilities;

•	our decision to enter new markets;

•	reputational issues;

•	changes in general economic and market conditions in any of the regions in which we conduct our business;

•	material litigation or government investigations;

•	the expiration of lock-up agreements;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of June 30, 2017, we had 25,056,188 ordinary shares issued and outstanding. The 6,759,445 ordinary shares sold in our initial public offering (including the sale of 881,667 ordinary shares pursuant to the exercise of the over-allotment option granted to the underwriters), the 5,907,461 ordinary shares sold in our secondary offering in April 2017 (including the sale of 770,538 ordinary shares pursuant to the exercise of the over-allotment option granted to the underwriters) and the                ordinary shares (or                  shares if the underwriters exercise in full their option to purchase                  shares from the selling shareholders) being sold in this offering are or will be freely tradable without restriction under the Securities Act, except that any ordinary shares that may be acquired by our

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining ordinary shares, representing approximately     % of our total outstanding ordinary shares following this offering (assuming the underwriters do not exercise their option to purchase additional shares) are “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors and Francisco Partners agreed, subject to certain exceptions, with the underwriters of this offering not to dispose of or hedge any of the ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of the prospectus for our initial public offering continuing through the date that is 90 days after the date of such prospectus (subject to extension in certain circumstances). The representatives of the underwriters may, in their sole discretion, release any of these shares from these restrictions at any time without notice.

After the lock-up agreements expire, all shares subject to such agreements will be eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701. In addition, subject to any lock-up restrictions, Francisco Partners will also have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and Francisco Partners.

In addition, we have filed a registration statement to register all shares subject to equity awards outstanding or reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of our ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares.

Although we are no longer a controlled company within the meaning of the NASDAQ rules, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements.

After the completion of our initial public offering, we were a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Upon completion of our secondary offering in April 2017, we ceased to be a controlled company under the NASDAQ listing requirements; therefore, we are required to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of independent directors, and as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time we ceased to be a controlled company, (2) a majority of independent committee members within 90 days of the date we ceased to be a controlled company and (3) all independent committee members within one year of the date we ceased to be a controlled company. If, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the NASDAQ listing requirements, we may be subject to the possible delisting of our ordinary shares by NASDAQ. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies and deviations from our current growth strategy.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

In addition, our amended and restated memorandum and articles of association provides that Francisco Partners and its affiliates have the right to designate: (i) all of the nominees for election to our board of directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. The provision also provides that Francisco Partners may assign such right to an affiliate of Francisco Partners. Our amended and restated memorandum and articles of association prohibits us from increasing or decreasing the size of our board of directors without the prior written consent of Francisco Partners for so long as it has nomination rights.

A substantial portion of our ordinary shares are owned by Francisco Partners, whose interests may conflict with yours. This may limit the ability for you and other shareholders to influence significant decisions.

As a result of its ownership of our ordinary shares, Francisco Partners may be able to strongly influence matters submitted to a vote of shareholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies. These matters include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our shareholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	the repurchase of shares and payment of dividends; and

•	the issuance of shares to management under our equity compensation plans.

In addition, under Cayman Islands Law, Francisco Partners and its affiliates do not have any obligation to present to us, and Francisco Partners and its affiliates may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. For additional information about our relationship with Francisco Partners, see “Certain Relationships and Related Party Transactions.”

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

(iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our ordinary shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our ordinary shares and the price for our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies.

We do not expect to pay any cash dividends for the foreseeable future.

On August 11, 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend on our outstanding preferred shares using proceeds from borrowings under our Credit Facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our Credit Facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of control transactions, including, among other things:

•

provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by our board of directors;

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•

provisions that permit only a majority of our board of directors or the chairman of our board of directors to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;

•

provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; provided, however, at any time when Francisco Partners beneficially owns, in the aggregate, at least 5% of our ordinary shares, such advance notice procedure will not apply to it; and

•	a staggered board whereby our directors are divided into three classes, with each class subject to re-election once every three years on a rotating basis.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board of directors, at least two annual meetings of shareholders are generally required in order to effect a change in a majority of our directors. Our staggered board of directors can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board of directors in a relatively short period of time. For a further discussion of these and other such anti-takeover provisions, see “Description of Share Capital.”

The issuance of preferred shares could adversely affect holders of ordinary shares.

Our board of directors is authorized to issue preferred shares without any action on the part of holders of our ordinary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such preferred shares that may be issued, including voting rights, dividend rights, and preferences over our ordinary shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of holders of our ordinary shares or the price of our ordinary shares could be adversely affected.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less exhaustive body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities Under U.S. Federal Securities Laws.”

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Our PFIC status for any taxable year can be determined only after the close of that year.

Based on the value of our assets and the composition of our income and assets, we do not believe we were treated as a PFIC for U.S. federal income purposes for our taxable year ended December 30, 2016. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 29, 2017, or for any future taxable year, or that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. person holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Material Tax Considerations—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.” You are strongly urged to consult your tax advisors as to whether or not we will be a PFIC.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are incorporated under the laws of the Cayman Islands. As a result, although we have appointed our subsidiary, Ichor Systems, Inc., as our agent for service of process in the United States, it may be difficult for a shareholder to effect service of process within the United States upon us, or to enforce against us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State, and (2) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

USE OF PROCEEDS

The selling shareholders are selling all of the ordinary shares being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional ordinary shares. See “Principal and Selling Shareholders.” Accordingly, we will not receive any proceeds from the sale of shares of our ordinary shares by the selling shareholders in this offering, other than payment of the exercise price from certain of the selling shareholders who are exercising options for the purpose of selling shares in this offering. We have agreed to pay certain expenses related to this offering.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

MARKET PRICE OF OUR ORDINARY SHARES

On December 9, 2016, our ordinary shares began trading on the NASDAQ under the symbol “ICHR”. Prior to that time, there was no public market for our ordinary shares. Shares sold in our initial public offering were priced at $9.00 per share on December 8, 2016. The following table sets forth the high and low sales prices per share of our ordinary shares as reported by the NASDAQ for the periods indicated.

	High		Low
Fiscal 2016:
Fourth Quarter (from December 9, 2016)		$11.23		$9.76
Fiscal 2017:
First Quarter		$20.20		$10.81
Second Quarter		$29.73		$16.82
Third Quarter (through , 2017)	$		$

On                 , 2017, there were approximately              shareholders of record of our ordinary shares. This number does not include shareholders for whom shares are held in “nominee” or “street” name.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

DIVIDEND POLICY

In August 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend, or the 2015 Dividend, on our outstanding preferred shares using proceeds from our Credit Facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our Credit Facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our and our subsidiaries’ indebtedness, including our Credit Facilities, contain restrictions on the ability of our subsidiaries to make cash dividends to us.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

CAPITALIZATION

The following table sets forth our cash and restricted cash and consolidated capitalization as of March 31, 2017 on a historical basis.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(In thousands)	March 31, 2017
(unaudited)
Cash and restricted cash	$48,404
Long-term debt:
Senior credit facilities:
Revolving credit facility	—
Term loan	39,830

Total long-term debt(1)	39,830
Equity:
Ordinary shares, par value $0.0001 per share, 200,000,000 shares authorized and 23,857,381 shares issued and outstanding	2
Preferred shares, par value $0.0001 per share, 20,000,000 shares authorized and zero shares issued and outstanding	—
Additional paid-in-capital	203,670
Accumulated Deficit	(41,552)

Total equity	162,120

Total capitalization	$320,458

(1)	The outstanding amount under our term loan facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $1.8 million of debt discount.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our historical selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 30, 2016, December 25, 2015 and December 26, 2014 and the selected balance sheet data as of December 30, 2016 and December 25, 2015 and are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected balance sheet data as of December 26, 2014 is derived from our audited consolidated balance sheet as of such date not included in this prospectus. The summary historical interim financial data for the three months ended March 31, 2017 and March 25, 2016, and as of March 31, 2017 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The interim results are not necessarily indicative of the results for the full year or any future period.

Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for the full year. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands, except share and per share amounts)	(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Net sales	$148,704	$73,287	$405,747	$290,641	$249,087
Cost of sales(1)	124,689	61,362	340,352	242,087	212,747

Gross profit	24,015	11,925	65,395	48,554	36,340

Operating expenses:
Research and development(1)	1,744	1,375	6,383	4,813	3,915
Selling, general and administrative(1)	6,858	6,364	28,126	24,729	22,465
Amortization of intangible assets	1,795	1,603	7,015	6,411	6,411

Total operating expenses	10,397	9,342	41,524	35,953	32,791

Operating income	13,618	2,583	23,871	12,601	3,549
Interest expense	690	902	4,370	3,831	3,118
Other expense (income), net	(549)	(387)	(629)	(46)	253

Income from continuing operations before income taxes	13,477	2,068	20,130	8,816	178
Income tax expense (benefit) from continuing operations(2)	525	236	(649)	(3,991)	(5,604)

Net income from continuing operations	12,952	1,832	20,779	12,807	5,782

Discontinued Operations:
Income (loss) from discontinued operations before taxes	(111)	(1,724)	(4,077)	(7,406)	132
Income tax expense (benefit) from discontinued operations	1	1	40	(225)	(254)

Net income (loss) from discontinued operations	(112)	(1,725)	(4,117)	(7,181)	386

Net Income	12,840	107	16,662	5,626	6,168

Less: Preferred share dividend	—	—	—	(22,127)	—
Less: Undistributed earnings attributable to preferred shareholders	—	(107)	(15,284)	—	(6,165)

Net income (loss) attributable to ordinary shareholders	$12,840	$—	$1,378	$(16,501)	$3

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands, except share and per share amounts)	(unaudited)	(unaudited)
Net income (loss) per share from continuing operations attributable to ordinary shareholders:(3)
Basic	$0.53	$0.11	$1.14	$(292.39)	$0.36
Diluted	0.51	0.03	0.87	(292.39)	0.16
Net income (loss) per share attributable to ordinary shareholders:(3)
Basic	$0.52	$—	$0.92	$(517.68)	$0.36
Diluted	0.50	—	0.70	(517.68)	0.16
Shares used to compute net income (loss) from continuing operations per share attributable to ordinary shareholders:(3)
Basic	24,654,415	65,673	1,503,296	31,875	8,402
Diluted	25,640,089	249,889	1,967,926	31,875	18,422
Shares used to compute net income per share attributable to ordinary shareholders:(3)
Basic	24,654,415	65,673	1,503,296	31,875	8,402
Diluted	25,640,089	65,673	1,967,926	31,875	18,422

	Three Months Ended	Year Ended
	March 31, 2017	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands)	(unaudited)
Consolidated Balance Sheet Data:
Cash and restricted cash	$48,404	$52,648	$24,188	$14,373
Working capital	78,695	56,020	24,860	28,117
Total assets	320,458	282,491	198,023	215,563
Total long-term debt(4)	39,830	39,830	65,000	55,750
Preferred shares	—	—	142,728	142,728

Total shareholders’ equity	162,120	141,659	74,678	90,061

(1)	Share-based compensation is included in the consolidated statement of operations data above was as follows:

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands)	(unaudited)	(unaudited)
Share-Based Compensation Expense:
Cost of sales	$8	$5	$20	$105	$33
Research and development	8	11	35	46	51
Selling, general and administrative	328	401	3,161	967	927

Total share-based compensation expense	$344	$417	$3,216	$1,118	$1,011

(2)	Income tax expense (benefit) consists primarily of the impact of foreign operations, including withholding taxes, offset in part by a discrete tax benefit of approximately $2.3 million that was recorded as a result of the purchase accounting from the Ajax acquisition. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information with respect to the Ajax acquisition. Our historical income tax benefit resulted from losses recorded in the U.S., which were being fully benefited through the third quarter of 2015 as a result of an overall deferred tax liability position in the U.S., offset in part by the impact of foreign operations, including withholding taxes. Starting in the fourth quarter of 2015, we are no longer benefiting the losses generated in the U.S.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

(3)	See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our actual basic and diluted net income per share and our pro forma unaudited basic and diluted net income per share.
(4)	Does not include debt issuance costs of $1,754, $1,886, $2,412, and $615 as of March 31, 2017, December 30, 2016, December 25, 2015, and December 26, 2014, respectively.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

We use a 52 or 53 week fiscal year ending on the last Friday in December. The years ended December 30, 2016, December 25, 2015, and December 26, 2014 were 53 weeks, 52 weeks, and 52 weeks, respectively. All references to 2016, 2015, and 2014 are references to fiscal years unless explicitly stated otherwise.

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing process. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

We have a global footprint with volume production facilities in Malaysia, Singapore and Union City, California. In 2016, 2015, and 2014, our two largest customers by sales were Lam Research and Applied Materials. During 2016, 2015, and 2014, respectively, we generated sales of $405.7 million, $290.6 million, and $249.1 million, gross profit of $65.4 million, $48.6 million, and $36.3 million, net income from continuing operations of $20.8 million, $12.8 million, and $5.8 million, and adjusted net income from continuing operations of $31.6 million, $20.2 million, and $11.7 million. Adjusted net income from continuing operations is a financial measure that is not calculated in accordance with GAAP. See “—Non-GAAP Results” for a discussion of

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 adjusted net income from continuing operations, an accompanying presentation of the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States, net income from continuing operations, and a reconciliation of the differences between adjusted net income from continuing operations and net income from continuing operations.

Key Factors Affecting Our Business

Investment in Semiconductor Manufacturing Equipment

The design and manufacturing of semiconductor devices is constantly evolving and becoming more complex in order to achieve greater performance and efficiency. To keep pace with these changes, OEMs need to refine their existing products and invest in developing new products. In addition, semiconductor device manufacturers will continue to invest in new wafer fabrication equipment to expand their production capacity and to support new manufacturing processes.

Outsourcing of Subsystems by Semiconductor OEMs

Faced with increasing manufacturing complexities, more complex subsystems, shorter product lead times, shorter industry spend cycles, and significant capital requirements, outsourcing of subsystems and components by OEMs has continued to grow. In the past two decades, OEMs have outsourced most of their gas delivery systems to suppliers such as us. OEMs have also started to outsource their chemical delivery systems in recent years. Our results will be affected by the degree to which outsourcing of these fluid delivery systems by OEMs continues to grow.

Cyclicality of Semiconductor Device Industry

Our business is indirectly subject to the cyclicality of the semiconductor device industry. In 2016, we derived substantially all of our sales from the semiconductor device industry. Demand for semiconductor devices can fluctuate significantly based on changes in general economic conditions, including consumer spending, demand for the products that include these devices and other factors. These fluctuations have in the past resulted in significant variations in our results of operations. The cyclicality of the semiconductor device industries will continue to impact our results of operations in the future.

Customer Concentration

The number of capital equipment manufacturers for the semiconductor device industry has undergone significant consolidation in recent years, resulting in a small number of large manufacturers. Our customers have led much of this consolidation, resulting in our sales being concentrated in a few customers. In 2016, our two largest customers were Lam Research and Applied Materials, which accounted for approximately 51% and 46% of sales, respectively. The sales we generated from these customers in 2016 were spread across 14 different product lines utilized in 10 unique manufacturing process steps. We believe the diversity of products that we provide to these customers, combined with the fact that our customers use our products on numerous types of process equipment, lessens the impact of the inherent concentration in the industry. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Although we do not have any long-term contracts that require customers to place orders with us, Lam Research and Applied Materials have been our customers for over 10 years.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Discontinued Operations

Discontinued operations consist of the results of operations for our systems integration business. The primary purpose of this business was to build modules and tools (metal organic chemical vapor deposition or ion implant) for Veeco Instruments, Inc. In January 2016, our management and the board of directors decided to discontinue this business because it consumed a significant amount of resources while generating low gross margin and contributing only a small amount to our net income. We completed our final builds of these products at the end of May 2016.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as significant factors that impact those items.

Sales

We generate sales primarily from the design, manufacture and sale of subsystems for semiconductor capital equipment and the sale of refurbished tools. Sales are recognized when persuasive evidence of an arrangement exists, transfer of title has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalent terms, and accordingly, sales are recognized when legal title has passed to the customer upon shipment or delivery.

Cost of Sales and Gross Profit

Cost of sales consists primarily of purchased materials, direct labor, indirect labor, plant overhead cost and depreciation expense for our manufacturing facilities and equipment, as well as certain engineering costs that are related to non-recurring engineering services that we provide to, and for which we invoice, our customers in connection with their product development activities. Our business has a highly variable cost structure with a low fixed overhead structure as a percentage of cost of sales. In addition, our existing global manufacturing plant capacity is scalable and we are able to adjust to increased customer demand for our products without significant additional capital investment. We operate our business in this manner in order to avoid having excessive fixed costs during a cyclical downturn while retaining flexibility to expand our production volumes during periods of growth. However, this approach results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Since the gross margin on each of our products differs, our overall gross margin as a percentage of our sales changes based on the mix of products we sell in any period.

Operating Expenses

Our operating expenses primarily include research and development and sales, general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regard to sales and marketing expense, sales commissions. Operating expenses also include overhead costs for facilities, IT and depreciation. In addition, our operating expenses include costs related to the impairment of goodwill and intangible assets, amortization of intangible assets and restructuring costs.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Research and development.    Research and development expense consists primarily of activities related to product design and other development activities, new component testing and evaluation, and test equipment and fixture development. Research and development expense does not include engineering costs that are related to non-recurring engineering services that we provide to and for which we invoice our customers as part of sales, which are reflected as cost of sales. We expect research and development expense will increase in absolute dollars as our customers continue to increase their demand for new product designs and as we invest in our research and product development efforts to enhance our product capabilities and access new customer markets.

Selling, general and administrative.    Selling expense consists primarily of salaries and commissions paid to our sales and sales support employees and other costs related to the sales of our products. General and administrative expense consists primarily of salaries and overhead associated with our administrative staff, professional fees and depreciation and other allocated facility related costs. We expect selling expenses to increase in absolute dollars as we continue to invest in expanding our markets and as we expand our international operations. We expect general and administrative expenses to also increase in absolute dollars due to an increase in costs related to being a public company, including higher legal, corporate insurance and accounting expenses.

Amortization of intangibles.    Amortization of intangible assets is related to our finite-lived intangible assets and is computed using the straight-line method over the estimated economic life of the asset.

Interest Expense, net

Interest expense, net consists of interest on our outstanding debt under our Credit Facilities and any other indebtedness we may incur in the future.

Other Expense (Income), Net

The functional currency of our international subsidiaries located in the United Kingdom, Singapore and Malaysia is the U.S. dollar. Transactions denominated in currencies other than the functional currency generate foreign exchange gains and losses that are included in other expense, net on the accompanying consolidated statements of operations. Substantially all of our sales and agreements with third party suppliers provide for pricing and payments in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists primarily of the impact of foreign operations, including withholding taxes, offset in part by a discrete tax benefit of approximately $2.3 million that was recorded as a result of the purchase accounting from the Ajax acquisition.). Our historical income tax benefit resulted from losses recorded in the United States, which were being fully benefited through the third quarter of 2015 as a result of an overall deferred tax liability position in the United States, offset in part by the impact of foreign operations, including withholding taxes. Starting in the fourth quarter of 2015 we are no longer benefiting the losses generated in the United States. For more information, see Note 2 to “Prospectus Summary—Summary Consolidated Financial Data—Ajax-United Patterns & Molds, Inc. Acquisition” included elsewhere in this prospectus.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(In thousands, except share and per share amounts)	(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Sales	$148,704	$73,287	$405,747	$290,641	$249,087
Cost of sales	124,689	61,362	340,352	242,087	212,747

Gross profit	24,015	11,925	65,395	48,554	36,340
Operating expenses:
Research and development	1,744	1,375	6,383	4,813	3,915
Selling, general and administrative	6,858	6,364	28,126	24,729	22,465
Amortization of intangible assets	1,795	1,603	7,015	6,411	6,411

Total operating expenses	10,397	9,342	41,524	35,953	32,791

Operating income	13,618	2,583	23,871	12,601	3,549
Interest expense	690	902	4,370	3,831	3,118
Other expense (income), net	(549)	(387)	(629)	(46)	253

Income from continuing operations before income taxes	13,477	2,068	20,130	8,816	178
Income tax expense (benefit) from continuing operations	525	236	(649)	(3,991)	(5,604)

Net income from continuing operations	12,952	1,832	20,779	12,807	5,782
Discontinued Operations:
Income (loss) from discontinued operations before taxes	(111)	(1,724)	(4,077)	(7,406)	132
Income tax expense (benefit) from discontinued operations	1	1	40	(225)	(254)

Net income (loss) from discontinued operations	(112)	(1,725)	(4,117)	(7,181)	386

Net income	$12,840	$107	$16,662	$5,626	$6,168

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table sets forth our results of operations as a percentage of our total sales for the periods presented.

	Three Months Ended		Year Ended
	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
(as a percentage of sales)	(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	83.9	83.7	83.9	83.3	85.4

Gross profit	16.1	16.3	16.1	16.7	14.6
Operating expenses:
Research and development	1.2	1.9	1.6	1.7	1.6
Selling, general and administrative	4.6	8.7	6.9	8.5	9.0
Amortization of intangible assets	1.2	2.2	1.7	2.2	2.6

Total operating expenses	7.0	12.7	10.2	12.4	13.2

Operating income	9.2	3.5	5.9	4.3	1.4
Interest expense	0.5	1.2	1.1	1.3	1.3
Other expense (income), net	(0.4)	(0.5)	(0.2)	0.0	0.1

Income from continuing operations before income taxes	9.1	2.8	5.0	3.0	0.1
Income tax expense (benefit) from continuing operations	0.4	0.3	(0.2)	(1.4)	(2.2)

Net income from continuing operations	8.7	2.5	5.1	4.4	2.3
Discontinued Operations:
Income (loss) from discontinued operations before taxes	(0.1)	(2.4)	(1.0)	(2.5)	0.1
Income tax expense (benefit) from discontinued operations	0.0	0.0	0.0	(0.1)	(0.1)

Net income (loss) from discontinued operations	(0.1)	(2.4)	(1.0)	(2.5)	0.2

Net income	8.6	0.1	4.1	1.9	2.5

Comparison of the Three Months Ended March 31, 2017 and March 25, 2016

Sales

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Sales	$148,704	$73,287	$75,417	102.9%

The increase in sales from the first quarter of 2016 to 2017 was primarily related to an increase in sales volume. The sales volume increase was due to an approximately 6%, or approximately $17.1 million, increase in our market share at our two largest customers, and an approximately $50.7 million increase in the volume of purchases by our two largest customers

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 driven by overall industry growth. We refer to the volume of purchases from us by a customer of ours relative to its other suppliers as our market share of that customer. Ajax contributed $7.6 million to our sales during the first quarter of 2017. On a geographic basis, sales in the U.S. increased by $35.0 million in the first quarter of 2017 to $78.1 million. Foreign sales increased by $40.4 million in the first quarter of 2017 to $70.6 million.

Cost of Sales and Gross Margin

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Cost of sales	$124,689	$61,362	$63,327	103.2%
Gross profit	24,015	11,925	12,090	101.4%
Gross margin	16.1%	16.3%		-20 bps

The increase in cost of sales from the first quarter of 2016 to 2017 was primarily due to the increase in sales volume. The increase in absolute dollars of gross profit from the first quarter of 2016 to 2017 was driven primarily by an increase in sales volume.

The decline in gross margin percentage from the first quarter of 2016 to 2017 was primarily due to a shift in customer mix during 2017.

Research and Development

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Research and development	$1,744	$1,375	$369	26.8%

The increase in research and development expenses from the first quarter of 2016 to 2017 was due to an increase in headcount and consulting expense to support additional projects.

Selling, General, and Administrative

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Selling, general and administrative	$6,858	$6,364	$494	7.8%

The increase in selling, general, and administrative expenses from the first quarter of 2016 to 2017 was primarily due to incremental operating expenses from Ajax and public company expenses, partially offset by decreases in consulting fees paid to FPC and acquisition-related expenses.

Amortization of Intangible Assets

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Amortization of intangible assets	$1,795	$1,603	$192	12.0%

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The increase in amortization expense from the first quarter of 2016 to 2017 was due to intangible assets acquired in connection with our acquisition of Ajax.

Interest Expense, Net

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Interest expense, net	$690	$902	$(212)	(23.5)%

The decrease in interest expense, net from the first quarter of 2016 to 2017 was due to a decrease in the average amount borrowed in 2017 as a result of the pay down of debt in December 2016 using proceeds from our initial public offering, partially offset by a 40 basis point increase in our average interest rate during the first quarter of 2017 compared to the first quarter of 2016.

Total borrowings outstanding at March 25, 2016, net of debt issuance costs, was $64.6 million, compared to $38.1 million at March 31, 2017.

Other Expense (Income), Net

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Other expense (income), net	$(549)	$(387)	$(162)	(41.9)%

The change in other expense (income), net from the first quarter of 2016 to 2017 was primarily due to a gain on the sale of our cost method investment, CHawk, of $0.2 million that occurred in the first quarter of 2017.

Income Tax Expense from Continuing Operations

	Three Months Ended		Change
(In thousands)	March 31, 2017	March 25, 2016	Amount	%
Income tax expense from continuing operations	$525	$236	$289	122.5%

The increase in the income tax expense from continuing operations from the first quarter of 2016 to 2017 was primarily due to increased withholdings taxes on intercompany notes between our U.S. and foreign tax jurisdictions.

Comparison of the Years Ended December 30, 2016 and December 25, 2015

Sales

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Sales	$405,747	$290,641	$115,106	39.6%

The increase in sales from 2015 to 2016 primarily related to an increase in sales volume. The sales volume increase was due to an approximate 7%, or approximately $48.1 million, increase in our market share at our two largest customers, and an approximately $47.0 million

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 increase in the volume of purchases by our two largest customers driven by overall industry growth. We refer to the volume of purchases from us by a customer of ours relative to its other suppliers as our market share of that customer. Ajax contributed $20.0 million to our sales during 2016. On a geographic basis, sales in the United States increased by $58.9 million in 2016 to $216.6 million. Foreign sales increased by $56.2 million in 2016 to $189.1 million.

Cost of Sales and Gross Margin

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Cost of sales	$340,352	$242,087	$98,265	40.6%
Gross profit	65,395	48,554	16,841	34.7%
Gross margin	16.1%	16.7%

The increase in cost of sales from 2015 to 2016 was primarily due to the increase in sales.

The increase in absolute dollars of gross profit from 2015 to 2016 was driven primarily by an increase in sales volume.

The decline in gross margin percentage from 2015 to 2016 was primarily due to a decline in margin at individual customers and a shift in customer mix during 2016.

Research and Development

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Research and development	$6,383	$4,813	$1,570	32.6%

The increase in research and development expense from 2015 to 2016 was due to an increase in headcount and consulting expense to support additional projects.

Selling, General and Administrative

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Selling, general and administrative	$28,126	$24,729	$3,397	13.7%

The increase in selling, general, and administrative expenses from 2015 to 2016 was due to a $2.1 million increase in share-based compensation expenses, $1.5 million in incremental operating expenses from Ajax, and $1.3 million in acquisition-related transaction costs, partially offset by a $1.4 million decrease in initial public offering expenses. Initial public offering expenses incurred in 2015 were expensed, while those costs incurred in 2016 in relation to our initial public offering were offset against proceeds.

Interest Expense, Net

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Interest expense, net	$4,370	$3,831	$539	14.1%

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The increase in interest expense, net from 2015 to 2016 was due to a $12.9 million increase in the average amount borrowed in 2016 as a result of additional borrowings used to fund the Ajax acquisition. Prevailing interest rates were comparable during those periods.

We paid down $40.0 million of borrowings in December 2016 using proceeds from our initial public offering. Total borrowings outstanding at December 25, 2015, net of debt issuance costs, was $62.6 million, compared to $37.9 million at December 30, 2016.

Other Expense (Income), Net

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Other expense (income), net	$(629)	$(46)	$(583)	N/M

The change in other expense (income), net from 2015 to 2016 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit, and British Pound. Additionally, we recorded $0.2 million in investment income in 2016 related to our equity method investment.

Income Tax Expense (Benefit) from Continuing Operations

	Year Ended		Change
(In thousands)	December 30, 2016	December 25, 2015	Amount	%
Income tax expense (benefit) from continuing operations	$(649)	$(3,991)	$3,342	(83.7)%

The decrease in the income tax benefit from continuing operations from 2015 to 2016 was primarily due to the valuation allowance against substantially all U.S. federal and state net deferred tax assets which was originally recorded during the fourth quarter of 2015. During the fourth quarter of 2015, we determined that it is more likely than not that our U.S. entities will not generate sufficient taxable income to offset reversing deductible temporary differences and to fully utilize tax attribute carryforwards. As a result, we recorded a valuation allowance to reduce our U.S. federal and state deferred tax assets to the amount that is more likely than not to be realized.

Comparison of the Years Ended December 25, 2015 and December 26, 2014

Sales

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Sales	$290,641	$249,087	$41,554	16.7%

The increase in sales from 2014 to 2015 was primarily related to an increase in sales volume due to an approximate 7%, or approximately $30 million, increase in our market share at our two largest customers, and an approximate $8.0 million increase in the volume of purchases by our two largest customers driven by overall industry growth. We refer to the volume of purchases from us by a customer of ours relative to its other suppliers as our market share of that customer. The remaining sales increase was driven by our refurbishment business, where we added additional services. On a geographic basis, sales in the United States decreased by $3.1 million in 2015 to $157.7 million. Foreign sales increased by $44.7 million in 2015 to $132.9 million.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Cost of Sales and Gross Margin

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Cost of sales	$242,087	$212,747	$29,340	13.8%
Gross profit	48,554	36,340	12,214	33.6%
Gross margin	16.7%	14.6%

The increase in cost of sales from 2014 to 2015 was primarily due to the increase in sales.

The increase in gross profit from 2014 to 2015 was driven primarily by an increase in sales volume of $6.1 million, improved margins at our two largest customers of $4.6 million, and a shift in customer mix of $1.5 million.

The 210 basis point increase in gross margin from 2014 to 2015 was primarily due to 160 basis point improvement with individual customers and a 50 basis point improvement due to customer mix.

Research and Development

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Research and Development	$4,813	$3,915	$898	22.9%

The increase in research and development expense from 2014 to 2015 was due to an increase in headcount costs of $0.4 million and outside engineering services of $0.4 million to support new product introductions and additional product design activity.

Selling, General and Administrative

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Selling, general and administrative	$24,729	$22,465	$2,264	10.1%

The increase in selling, general, and administrative expenses from 2014 to 2015 was due to cash bonuses awarded to holders of employee equity awards in connection with our 2015 Dividend of $1.8 million and an increase in third-party accounting fees of $0.5 million.

Amortization of Intangible Assets

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Amortization of intangible assets	$6,411	$6,411	$—	0.0%

Amortization of intangible assets was the same in 2015 and 2014.

Interest Expense, Net

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Interest expense, net	$3,831	$3,118	$713	22.9%

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The increase in interest expense, net from 2014 to 2015 was due primarily to the refinancing of our Credit Facilities in August 2015, which resulted in a $0.5 million write-off of debt issuance costs. In addition, the average amount borrowed increased by $3.1 million in 2015. Prevailing interest rates were comparable during those periods.

Other Expense (Income), Net

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Other expense (income), net	$(46)	$253	$(299)	N/M

The change in other expense (income), net from 2014 to 2015 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit and British Pound.

Income Tax Expense (Benefit) from Continuing Operations

	Year Ended		Change
(In thousands)	December 25, 2015	December 26, 2014	Amount	%
Income tax expense (benefit) from continuing operations	$(3,991)	$(5,604)	$1,613	(28.8)%

The decrease in the income tax benefit from continuing operations from 2014 to 2015 was primarily due to an increase in tax expense in certain foreign jurisdictions, including withholding taxes, in which we conduct business and the impact of recording the valuation allowance against substantially all U.S. federal and state net deferred tax assets during the fourth quarter of 2015. During the fourth quarter of 2015, we determined that it is more likely than not that our U.S. entities will not generate sufficient taxable income to offset reversing deductible temporary differences and to fully utilize tax attribute carryforwards. As a result, we recorded a valuation allowance to reduce our U.S. federal and state deferred tax assets to the amount that is more likely than not to be realized.

Unaudited Non-GAAP Results

Management uses non-GAAP adjusted net income from continuing operations to evaluate our operating and financial results. We believe the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors’ ability to view our results from management’s perspective. Non-GAAP adjusted net income from continuing operations is defined as: net income from continuing operations, excluding: amortization of intangible assets, share-based compensation expense, and other non-recurring expenses; tax adjustments related to those non-GAAP adjustments; and the tax benefit associated with the acquisition of Ajax. Non-GAAP adjusted diluted EPS is defined as non-GAAP adjusted net income from continuing operations divided by adjusted diluted ordinary shares, which assumes the initial public offering shares sold, the conversion of preferred shares into ordinary shares, and vesting of restricted shares and options in connection with the initial public offering occurred at the beginning of the measurement period.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table presents non-GAAP adjusted net income from continuing operations and a reconciliation from net income from continuing operations, the most comparable GAAP measure, for the periods indicated:

	Three Months Ended		Year Ended
(In thousands)	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
Non-GAAP Data:
Net income from continuing operations	$12,952	$1,832	$20,779	$12,807	$5,782
Non-GAAP adjustment:
Amortization of intangible assets	1,795	1,603	7,015	6,411	6,411
Share-based compensation	344	417	3,216	1,118	1,011
Other non-recurring expenses(1)	(500)	713	2,988	4,154	1,905
Tax adjustments related to non-GAAP adjustments(2)	(24)	(20)	(131)	(4,241)	(3,421)
Tax benefit related to Ajax acquisition	—	—	(2,271)	—	—

Non-GAAP adjusted net income from continuing operations	$14,567	$4,545	31,596	20,249	11,688

Non-GAAP adjusted diluted EPS(3)	$0.57	$0.19	$1.31	$0.85	$0.49
Diluted shares used to compute non-GAAP adjusted diluted EPS(4)	25,640,089	24,002,128	24,188,881	23,779,908	23,737,007

(1)	Other non-recurring expenses include (i) expenses incurred in connection with preparation for an initial public offering contemplated in 2014 and 2015, (ii) consulting fees paid prior to our initial public offering to Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives who are associated with our principal shareholders but in which such shareholders hold no interest, (iii) the bonuses paid to members of our management in connection with the cash dividend paid by us in August 2015, (iv) acquisition-related charges, (v) a refund from FPC and (vi) a gain on sale of our investment in CHawk.
(2)	The difference between (i) the adjustments to our tax benefit made in connection with the other non-GAAP adjustments made to determine adjusted net income and (ii) the GAAP tax provision (benefit) for the three months ended March 31, 2017, the three months ended March 25, 2016, fiscal 2016, fiscal 2015 and fiscal 2014, which is $549, $256, ($518), $250, and ($2,183), respectively.
(3)	Calculated by dividing non-GAAP adjusted net income from continuing operations by non-GAAP diluted shares outstanding.
(4)	Assumes the shares sold in our initial public offering, the conversion of all our outstanding preferred shares into ordinary shares occurred at the beginning of the measurement period, and vesting of restricted shares and options that vested at our initial public offering occurred at the beginning of the measurement period, for comparability between current and prior periods.

Non-GAAP adjusted net income from continuing operations has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Other companies may calculate adjusted net income differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our adjusted net income as a tool for comparison.

Because of these limitations, you should consider non-GAAP adjusted net income from continuing operations alongside other financial performance measures, including net income from continuing operations and other financial results presented in accordance with GAAP. In addition, in evaluating non-GAAP adjusted net income from continuing operations, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving adjusted net income from continuing operations and you should not

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 infer from our presentation of adjusted net income from continuing operations that our future results will not be affected by these expenses or any unusual or non-recurring items.

Unaudited Quarterly Financial Results

The following table sets forth statement of operations data for the periods indicated. The information for each of these periods is unaudited and has been prepared on the same basis as our audited consolidated financial statements included herein and includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our unaudited operations data for the period presented. Historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
(in thousands, except share and per share amounts)	March 31, 2017	December 30, 2016	September 23, 2016	June 24, 2016	March 25, 2016	December 25, 2015	September 25, 2015	June 26, 2015
Sales	$148,704	$131,408	$105,687	$95,365	$73,287	$64,359	$75,466	$73,293
Cost of sales	124,689	110,003	88,802	80,185	61,362	53,890	62,812	61,224

Gross profit	24,015	21,405	16,885	15,180	11,925	10,469	12,654	12,069
Operating expenses
Research and development	1,744	2,154	1,564	1,290	1,375	1,344	1,397	1,081
Selling, general and administrative	6,858	7,797	6,782	7,183	6,364	6,645	7,036	6,042
Amortization of intangible assets	1,795	1,805	1,804	1,803	1,603	1,603	1,602	1,603

Total operating expenses	10,397	11,756	10,150	10,276	9,342	9,592	10,035	8,726

Operating income	13,618	9,649	6,735	4,904	2,583	877	2,619	3,343
Interest expense	690	1,125	1,183	1,160	902	933	1,415	726
Other expense (income), net	(549)	(245)	(241)	244	(387)	(4)	(40)	28

Income (loss) from continuing operations before income taxes	13,477	8,769	5,793	3,500	2,068	(52)	1,244	2,589
Income tax expense (benefit) from continuing operations	525	778	(1,888)	225	236	(67)	(2,159)	(930)

Net income from continuing operations	12,952	7,991	7,681	3,275	1,832	15	3,403	3,519
Discontinued Operations:
Income (loss) from discontinued operations before taxes	(111)	(64)	16	(2,305)	(1,724)	(6,688)	(721)	338
Income tax expense (benefit) from discontinued operations	1	14	23	2	1	100	(333)	133

Net income (loss) from discontinued operations	(112)	(78)	(7)	(2,307)	(1,725)	(6,788)	(388)	205

Net income (loss)	12,840	7,913	7,674	968	107	(6,773)	3,015	3,724

Less: Preferred share dividend		—	—	—	—	—	(22,127)	—
Less: Undistributed earnings attributable to preferred shareholders	—	(5,666)	(7,628)	(963)	(107)	—	—	(3,719)
Net income (loss) attributable to ordinary shareholders	$12,840	$2,247	$46	$5	$—	$(6,773)	$(19,112)	$5

Diluted net income (loss) per share from continuing operations attributable to ordinary shareholders:(1)	$0.51	$0.39	$0.08	$0.06	$0.03	$—	$(595.53)	$0.10

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Three Months Ended
(in thousands, except share and per share amounts)	March 31, 2017	December 30, 2016	September 23, 2016	June 24, 2016	March 25, 2016	December 25, 2015	September 25, 2015	June 26, 2015	March 27, 2015
Diluted net income (loss) per share attributable to ordinary shareholders(1)	$0.50	$0.38	$0.08	$0.02	$—	$(120.25)	$(607.87)	$0.10	$0.17
Shares used to compute diluted net income (loss) per share from continuing operations attributable to ordinary shareholders:(1)	25,640,089	5,870,331	542,949	277,554	249,889	56,322	31,441	49,523	40,942
Shares used to compute diluted net income (loss) per share attributable to ordinary shareholders:(1)	25,640,089	5,870,331	542,949	277,554	65,673	56,322	31,441	49,523	40,942

(1)	Diluted net income per share attributable to ordinary shareholders is presented in conformity with the two-class method required for participating securities. Ichor considers its convertible preferred shares to be a participating security, as the convertible preferred shares participate in dividends with ordinary shareholders, when and if declared by the board of directors. In the event a dividend is paid on ordinary shares, the holders of preferred shares are entitled to a proportionate share of any such dividend as if they were holders of ordinary shares (on an as-if converted basis). The convertible preferred shares do not participate in losses incurred by Ichor. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to ordinary shareholders.

The following table sets forth our unaudited quarterly consolidated statement of operations data as a percentage of sales for each of the last eight quarters in the period ended March 31, 2017.

	Three Months Ended
(in thousands, except share and per share amounts)	March 31, 2017	December 30, 2016	September 23, 2016	June 24 2016	March 25, 2016	December 25, 2015	September 25, 2015	June 26, 2015	March 27, 2015
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	83.9	83.7	84.0	84.1	83.7	83.7	83.2	83.5	82.8
Gross profit	16.1	16.3	16.0	15.9	16.3	16.3	16.8	16.5	17.2

Operating expenses:
Research and development	1.2	1.6	1.5	1.4	1.9	2.1	1.9	1.5	1.3
Selling, general and administrative	4.6	5.9	6.4	7.5	8.7	10.3	9.3	8.2	6.5
Amortization of intangible assets	1.2	1.4	1.7	1.9	2.2	2.5	2.1	2.2	2.1

Total operating expenses	7.0	8.9	9.6	10.8	12.7	14.9	13.3	11.9	9.8
Operating income	9.2	7.3	6.4	5.1	3.5	1.4	3.5	4.6	7.4
Interest expense	0.5	0.9	1.1	1.2	1.2	1.4	1.9	1.0	1.0
Other expense (income), net	(0.4)	(0.2)	(0.2)	0.3	(0.5)	0.0	(0.1)	0.0	0.0
Income (loss) from continuing operations before income taxes	9.1	6.7	5.5	3.7	2.8	(0.1)	1.6	3.5	6.5
Income tax expense (benefit) from continuing operations	0.4	0.6	(1.8)	0.2	0.3	(0.1)	(2.9)	(1.3)	(1.1)
Net income from continuing operations	8.7	6.1	7.3	3.4	2.5	0.0	4.5	4.8	7.6
Discontinued Operations:
Income (loss) from discontinued operations before taxes	(0.1)	0.0	0.0	(2.4)	(2.4)	(10.4)	(1.0)	0.5	(0.4)
Income tax expense (benefit) from discontinued operations	0.0	0.0	0.0	0.0	0.0	0.2	(0.4)	0.2	(0.2)
Net income (loss) from discontinued operations	(0.1)	(0.1)	0.0	(2.4)	(2.4)	(10.5)	(0.5)	0.3	(0.3)
Net income (loss)	8.6	6.0	7.3	1.0	0.1	(10.5)	4.0	5.1	7.3

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Seasonality

We have not historically experienced meaningful seasonality with respect to our business or results of operations.

Liquidity and Capital Resources

We had cash and restricted cash of $48.4 million as of March 31, 2017. Our principal uses of liquidity are to fund our working capital needs, satisfy our debt obligations, and purchase new capital equipment. The increase in cash in 2017 was primarily due to net proceeds from our initial public offering, completed in December 2016 of $47.1 million and cash flows from operating activities of $27.7 million, partially offset by net payments of debt of $25.2 million, cash paid for the acquisition of Ajax of $17.4 million, net of cash acquired, in April 2016, and capital expenditures of $4.3 million.

We believe that our cash, the amounts available under our Credit Facilities and our cash flows from operations, together with the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Cash Flow Analysis

The following table sets forth a summary of operating, investing, and financing activities for the periods presented:

	Three Months Ended		Year Ended
(In thousands)	March 31, 2017	March 25, 2016	December 30, 2016	December 25, 2015	December 26, 2014
	(unaudited)	(unaudited)
Net cash provided by operating activities	$(11,677)	$(5,723)	$27,730	$26,690	$8,091
Net cash provided by (used in) in investing activities	156	(52)	(21,202)	(1,367)	(3,468)
Net cash provided by (used in) financing activities	7,277	1,862	21,932	(15,508)	(3,231)

Net increase in cash and restricted cash	$(4,244)	$(3,913)	$28,460	$9,815	$1,392

Operating Activities

We used $11.7 million of cash in operating activities during the first quarter of 2017 due to net income of $12.8 million and non-cash charges of $2.6 million, offset by a net increase of $27.2 million in our net operating assets and liabilities. Non-cash charges consist of $2.5 million in depreciation and amortization, $0.3 million in share-based compensation, and amortization of debt issuance costs of $0.1 million, partially offset by deferred taxes of $0.1 million and a gain on the sale of our investment in CHawk of $0.2 million. The increase in net operating assets and liabilities was primarily due to an increase in accounts receivable of $22.7 million, resulting from increased sales volume and timing of shipments and customer payments during the quarter, and an increase in inventories of $20.1 million, resulting from increased materials purchases to meet second quarter demand. This increase was primarily offset by an increase of $17.9 million in accounts payable, resulting from increased inventory purchases.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

We generated $27.7 million of cash from operating activities during 2016 due to net income of $16.7 million, non-cash charges of $10.8 million, and a net decrease of $0.2 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.5 million in depreciation and amortization, $3.2 million in share-based compensation, and $0.5 million in amortization of debt issuance cost, offset in part by $2.4 million in deferred tax benefit. The decrease in net operating assets and liabilities was primarily due to an increase in accounts payable of $36.8 million resulting from increased materials purchased to support higher sales volumes. The decrease in our net operating assets and liabilities was partially offset by an increase of $9.0 million in accounts receivable due to increased sales and timing of customer payments, an increase in inventory of $23.7 million due to anticipated sales in the first quarter of 2017, and a decrease in customer deposits of $4.2 million arising from a reduction in customer orders associated with discontinued operations.

We generated $26.7 million of cash from operating activities during 2015 due to net income of $5.6 million and non-cash charges of $10.1 million, and a net increase of $10.9 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.9 million in depreciation and amortization, $1.1 million in share-based compensation, $3.2 million related to the impairment of intangible and fixed assets and $0.5 million write-off of debt issuance costs, partially offset by $4.9 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $9.1 million decrease in inventory due to our initiative to reduce our inventory in the fourth quarter of 2015, a decrease in accounts receivable of $6.3 million due to the timing of customer payments, partially offset by the decrease, in customer deposit of $3.5 million and accounts payable of $1.7 million.

We generated $8.1 million of cash from operating activities during 2014 due to net income of $6.2 million and non-cash charges of $4.8 million, offset in part by a net increase of $2.8 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.6 million in depreciation and amortization and $1.0 million in share-based compensation offset in part by $6.2 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $12.1 million increase in inventory due to materials purchases in the fourth quarter of 2014 in anticipation of sales increases in the first quarter of 2015. The increase in net operating assets and liabilities was partially offset by an $8.7 million increase in accounts payable resulting from increased materials purchases in anticipation of sale increases in the first quarter of 2015 and a $1.0 million decrease in accounts receivable based on timing of customer payments.

Investing Activities

Cash provided by investing activities during the first quarter of 2017 was $0.2 million due to $2.4 million in proceeds from the sale of our investments in Ajax Foresight Global Manufacturing Sdn. Bhd., or AFGM, and CHawk and the settlement of our note receivable from AFGM, partially offset by capital expenditures of $2.3 million.

Cash used in investing activities during 2016 was $21.2 million. We used $17.4 million, net of cash acquired, to acquire Ajax and $4.3 million for capital expenditures to purchase test fixtures and leasehold improvements primarily related to our plant expansions in the United States and Malaysia, partially offset by proceeds from sales of certain intangible and fixed assets totaling $0.5 million.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Cash used in investing activities during 2015 was $1.4 million from capital expenditures for the purchase of property and equipment relating to our manufacturing footprint in our Oregon, Texas and corporate facilities.

Cash used in investing activities during 2014 was $3.5 million from capital expenditures for the purchase of property and equipment relating to our plant expansion in Scotland, our manufacturing footprint in our Oregon, Texas and Malaysia facilities and ERP hardware upgrade.

Financing Activities

We generated $7.3 million in cash from financing activities during the first quarter of 2017, which consists solely of the net proceeds from the exercise of the underwriters’ over-allotment option in January 2017 in connection with our initial public offering.

We generated $21.9 million of cash from financing activities during 2016, which consisted of net proceeds from our initial public offering of $47.1 million and $27.0 million of proceeds from borrowings under our Credit Facilities, partially offset by $52.2 million used to partially repay amounts owed under our Credit Facilities.

We used $15.5 million of cash in financing activities during 2015, which consisted of $69.8 million for the repayment of bank borrowings offset in part by $79.0 million in proceeds from new bank borrowings. We also paid cash dividends to our shareholders of $22.1 million and $2.6 million in fees related to the refinancing of our indebtedness, including the entry into our Credit Facilities.

We used $3.2 million of cash in financing activities during 2014, which consisted of $12.2 million for the repayment of bank borrowings offset in part by $9 million in proceeds from bank borrowings.

Subsequent Events

On January 10, 2017, we completed the sale of an additional 881,667 of our ordinary shares to the underwriters of our initial public offering at the public offering price of $9.00 per ordinary share pursuant to the exercise of the over-allotment option granted to the underwriters. We received approximately $7.4 million in net proceeds from the sale of these ordinary shares.

On February 15, 2017, we sold our investment in Ajax Foresight Global Manufacturing Sdn. Bhd., and associated note receivable, for $1.7 million.

On February 24, 2017, we sold our investment in CHawk for $1.7 million, resulting in a gain on sale of $0.2 million. We received cash of $0.7 million and a promissory note for $1.0 million. The promissory note will be repaid in five quarterly installments of $0.2 million, commencing in the second quarter of 2017.

Credit Facilities

On August 11, 2015, we entered into a $55.0 million term loan facility, or our Term Loan Facility, and a $20.0 million revolving credit facility, including a letter of credit facility, or our

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Revolving Credit Facility, and together with our Term Loan Facility, our Credit Facilities, pursuant to a Credit Agreement, dated as of August 11, 2015, or the Credit Agreement. We used borrowings under our Credit Facilities to repay all outstanding indebtedness under our prior term loan facility and revolving credit facility. In April 2016, we increased our Term Loan Facility to $70 million to fund the Ajax Acquisition.

Our Credit Facilities are guaranteed by certain of our subsidiaries and secured by substantially all of our tangible and intangible assets (subject to certain exceptions and limitations). We may borrow up to $55,000 under Term Loan Facility. Principal payments are due on a quarterly basis, however, the $25,000 payment made using proceeds from our initial public offering was treated as a pre-payment, and therefore we are not required to make quarterly principal payments until the maturity date in August 2020, at which point any remaining principal is due.

As of March 31, 2017, the outstanding principal amount of our Term Loan Facility was $39.8 million, and there were no amounts outstanding under our Revolving Credit Facility. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $1.8 million of debt discount. The material terms of our Credit Facilities are described below and in “Description of Certain Indebtedness.”

Borrowings under our Term Loan Facility and our Revolving Credit Facility each bear interest at (1) for base rate loans, the “base rate” (as defined below) plus 3.00% or (2) for eurodollar loans, the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to our Term Loan Facility only, LIBOR shall not be less than 1.00%. We must pay a commitment fee equal to 1.50% per annum on the unused portion of our Revolving Credit Facility.

As amended, the Credit Agreement requires us to comply with the following financial covenants:

•	a maximum consolidated fixed charge coverage ratio of 1.25:1.00, commencing with the fiscal quarter ending December 31, 2015; and

•	a maximum consolidated leverage ratio as set forth below for the applicable quarter set forth below:

Four (4) Fiscal Quarters Ending on or About	Maximum Consolidated Leverage Ratio
December 31, 2016 through September 30, 2017	2.50:1.00
December 31, 2017 through September 30, 2018	2.25:1.00
December 31, 2018 through June 30, 2020	2.00:1.00

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of December 30, 2016:

	Payments Due by Period
(In thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$8,577	$3,813	$2,666	$1,445	$653
Long-term debt obligations, principal(1)	39,830	—	—	39,830	—
Long-term debt obligations, interest(2)	7,171	1,979	3,958	1,234	—
Purchase obligations(3)	88,326	88,326	—	—	—

Total	$143,904	$94,118	$6,624	$42,509	$653

(1)	Represents the contractually required principal payments under our Credit Facilities in accordance with the required principal payment schedule.
(2)	Represents the contractually required interest payments under our Credit Facilities in accordance with the required interest payment schedule. Interest costs have been estimated based on interest rates in effect for such indebtedness as of December 30, 2016.
(3)	Purchase obligations consist primarily of inventory purchase obligations (both cancellable and non-cancellable) with our independent suppliers.

The table above excludes the amount of such uncertain tax positions of $0.6 million as of December 30, 2016 due to the uncertainty of when the related tax settlements will become due.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. If we cannot provide reliable financial information, our business, operating results and share price could be negatively impacted.

During the second quarter of 2017, we identified a material weakness in our internal control over financial reporting related to ineffective periodic risk assessment over control activities that ensure the ending inventory balances of our Malaysia and Singapore subsidiaries were recorded at the appropriate U.S. Dollar functional currency rate. During our previous consolidation process, we had a manual process that translated these inventory balances into the U.S. Dollar functional currency at incorrect rates for these subsidiaries due to system limitations, and we did not implement a control to reconcile the ending inventory balance at our Malaysia and Singapore subsidiaries to the final inventory balance reported in our consolidated financial statements. This material weakness resulted in an accumulated overstatement of inventory as of March 31, 2017 of approximately $1.75 million. We have completed the re-implementation of our Oracle system, which allows for a systems-based calculation of inventory purchases and ending inventory at the proper U.S. Dollar functional currency rates, and we have implemented a control to reconcile the final Malaysia and Singapore inventory sub-ledger balances to the final balances recorded in consolidation. While we believe that the new system will correctly record inventory purchases and that our newly implemented reconciliation control will operate at a sufficient level of precision to

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 identify any significant errors, management will continue to monitor the mitigation measures taken as the controls will need to operate for a reasonable period of time to determine whether they are operating effectively to remediate the material weakness.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Sales Recognition

Product sales are recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalent terms, and accordingly, sales are recognized when legal title has passed to the customer upon shipment or delivery. Title and risk of loss generally pass to the customer at the time of delivery of the product to a common carrier. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as cost of sales.

Sales are recognized when all of the following criteria are met:

•	we enter into a legally binding arrangement with a customer;

•	we ship the product;

•	we determine the fee is fixed or determinable based on the payment terms associated with the transaction and free of contingencies or significant uncertainties; and

•

collectability is reasonably assured. We assess collectability based on credit analysis and payment history. We require collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit.

Inventory Valuation

We write down the carrying value of our inventory to net realizable value for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell, if less than its cost. Inherent in our estimates of demand and market value in determining inventory valuation are estimates related to economic trends, future demand for

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 our products and technological obsolescence of our products. If actual demand and market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory. During 2016, 2015, and 2014, we wrote down $3.9 million, $3.0 million, and $1.5 million, respectively, in inventory determined to be obsolete.

Goodwill, Intangibles Assets, and Long-lived Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. We evaluate our goodwill and indefinite life trade name for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. We operate as a single segment and reporting unit. In addition, we evaluate our identifiable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy of our overall business; significant decreases in the market price of the asset; significant negative changes in sales of specific products or services; and significant negative industry or economic trends.

We continually apply judgment when performing these evaluations and continuously monitor for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term sales growth projections, undiscounted net cash flows, discount rates, recent market valuations from transactions by comparable companies, volatility in our market capitalization and general industry, market and macroeconomic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing fair value, would require us to record a non-cash impairment charge.

At December 30, 2016, the date of our last impairment analysis, the fair value of the reporting unit was substantially in excess of its carrying value.

Share-Based Compensation

Our share-based compensation was $3.2 million, $1.1 million, and $1.0 million, during 2016, 2015 and 2014, respectively. Compensation expense related to share-based transactions, including employee and non-employee stock options, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. Share-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, and the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

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Fair Value of Ordinary Shares.     Because there was no public market for our ordinary shares prior to our initial public offering, our board of directors determined the fair value of our ordinary shares by considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, lack of liquidity of our ordinary shares and general and industry-specific economic outlook, among other factors. In addition, we periodically obtained third party valuations to support the determination by our board of directors of the fair value of our ordinary shares.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model based on the U.S. Treasury rates in effect during the corresponding period of grant.

•	Expected Term. We use the simplified method to estimate the expected term of option awards.

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Volatility.     We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as we did not have a trading history for our ordinary shares prior to our initial public offering. Industry peers consist of several public companies in the industries that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the price of our own ordinary shares share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. Consequently, we used an expected dividend yield of zero.

Since our initial public offering, our board of directors determines the fair value of each underlying ordinary share based on the closing price of our ordinary shares as reported on the date of grant.

Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our business, results of operations and financial position. We believe we have adequately reserved for our uncertain tax positions, however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 the extent that the final tax outcome for these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

We file income tax returns in the U.S. federal jurisdiction, various states and various foreign jurisdictions. We are no longer subject to U.S. federal examination for tax years ending before 2013, to state examinations before 2012 or to foreign examinations before 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforward. We are currently enjoying a zero rate tax holiday in Singapore that is scheduled to expire at the end of 2021. This tax rate is subject to achieving certain commitments agreed to with the Economic Development Board of Singapore including investment and employment thresholds. Our tax rate could be significantly affected if we are unable to meet these commitments or if we are unable to favorably renegotiate the commitment requirements. As of December 30, 2016, the Company was in compliance with the commitment requirements, with the exception of the headcount requirement for which the Singapore taxing authority has granted a waiver. The Company intends to be in compliance with the remaining commitment requirements by March 31, 2017.

Accounting Pronouncements Recently Adopted

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, or ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The update addresses accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. ASU 2014-12 indicates that, in such situations, the performance target should be treated as a performance condition and, accordingly, the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. ASU 2014-12 is effective for annual periods and interim periods beginning after December 15, 2015. We adopted ASU 2014-12 on December 26, 2015, which did not did have an impact on previously reported amounts or significant impact on its ongoing financial reporting.

In April 2015, the FASB issued ASU No. 2015-03, or ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. We adopted ASU 2015-03 on December 26, 2015 and retroactively recorded debt issuance costs as a reduction to long-term debt for all periods presented.

In July 2015, the FASB issued ASU No. 2015-11, or ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable

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value less an approximately normal profit margin when measuring inventory. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted as of the beginning of an interim or annual period. Qw adopted ASU 2015-11 on December 26, 2015, which did not did have an impact on previously reported amounts or significant impact on our ongoing financial reporting.

In September 2015, the FASB issued ASU 2015-16, or ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. Currently, an acquiring entity is required to retrospectively adjust the balance sheet amounts of the acquiree recognized at the acquisition date with a corresponding adjustment to goodwill as a result of changes made to the balance sheet amounts of the acquiree. The measurement period is the period after the acquisition date during which the acquirer may adjust the balance sheet amounts recognized for a business combination (generally up to one year from the date of acquisition). The changes eliminate the requirement to make such retrospective adjustments, and, instead require the acquiring entity to record these adjustments in the reporting period they are determined. The new standard is effective for periods beginning after December 15, 2015. We adopted ASU 2015-16 on December 26, 2015 on a prospective basis for any changes to provisional amounts after the acquisition date. In the third quarter of 2016, we recognized certain measurement period adjustments as disclosed in Note 2 to “Prospectus Summary—Summary Consolidated Financial Data—Ajax-United Patterns & Molds, Inc. Acquisition” included elsewhere in this prospectus.

In November 2015, the FASB issued ASU No. 2015-17, or ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We adopted ASU 2015-17 on a retrospective basis in the fourth quarter of 2015. Accordingly, we reclassified current deferred taxes to noncurrent on our consolidated balance sheets.

In March 2016, the FASB issued ASU No. 2016-09, or ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This amendment simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016. We adopted ASU 2016-09 in 2016, which did not did have an impact on previously reported amounts or significant impact on our ongoing financial reporting.

Accounting Pronouncements Recently Issued

In May 2014, the FASB issued ASU 2014-09, or ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for one year and permits early adoption in accordance with the original effective date of ASU 2014-09. The standard is effective for the Company beginning in the first quarter of the fiscal year ending December 28, 2018. The Company is currently evaluating the impact of this accounting standard.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). We are currently evaluating the impact of this accounting standard.

Off-Balance Sheet Arrangements

As of December 30, 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Currently, substantially all of our sales and arrangements with third-party suppliers provide for pricing and payment in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. As a result, we do not expect foreign currency exchange rate fluctuations to have a material effect on our results of operations. However, increases in the value of the U.S. dollar relative to other currencies would make our products more expensive relative to competing products priced in such other currencies, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our foreign suppliers raising their prices in order to continue doing business with us.

While not currently significant, we do have certain operating expenses that are denominated in currencies of the countries in which our operations are located, and may be subject to fluctuations due to foreign currency exchange rates, particularly the Singapore dollar, Malaysian Ringgit, British Pound and Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Interest Rate Risk

We had total outstanding debt of $39.8 million as of March 31, 2017, no portion of which was due within 12 months. The outstanding amount of debt reflected in our consolidated financial statements included elsewhere in this prospectus is net of $1.8 million of debt issuance costs as of March 31, 2017.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on a significant majority of our outstanding debt is variable, which also reduces our exposure to these interest rate risks. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

BUSINESS

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as chemical-mechanical planarization, or CMP, electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor original equipment manufacturers, or OEMs, internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Our goal is to be the premier supplier of outsourced fluid delivery subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with two of the largest manufacturers of semiconductor capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp and positions us to be the preferred supplier for the full five to ten-year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM

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customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital outlay. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Lam Research and Applied Materials, which were our two largest customers by sales in 2016.

We grew our sales from by 40% to $405.7 million in 2016 from $290.6 million in 2015. We generated net income from continuing operations of $20.8 million in 2016 and $12.8 million in 2015. We generated adjusted net income from continuing operations of $31.6 million in 2016 and $20.2 million in 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Results” for a discussion of adjusted net income from continuing operations, an accompanying presentation of the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States, net income from continuing operations, and a reconciliation of the differences between adjusted net income from continuing operations and net income from continuing operations.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for the semiconductor capital equipment.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $401.4 billion in 2017 from $315.4 billion in 2013.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features, both of which require more complexity. Gartner estimates that the global spend on wafer fabrication equipment will grow to $43.7 billion in 2017 from $29.0 billion in 2013.

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The diagram below illustrates the various semiconductor manufacturing process steps and highlights those that require fluid delivery functionality:

Semiconductor manufacturing starts with the wafer preparation process steps, including slicing and polishing the silicon wafers and can include growing an epitaxial layer on the top of the wafer. The next series of steps involve front end processing where layers of circuitry are built into the wafer, including insulating, conducting and semiconducting materials that are precisely placed on the wafer and layered on top of one another in a repetitive process. The front end process steps include deposition, CMP and cleaning, application of photoresist, optical lithography, etch, strip and wet clean and ion implantation. Many of these front end process steps, particularly etch, deposition and CMP need to be repeated more than 20 times to place all the layers on an integrated circuit. The number of front-end steps is expected to increase further as manufacturers adopt various complex next-generation manufacturing techniques. Fluid delivery subsystems play a critical role in the majority of semiconductor manufacturing steps, particularly in front end processing. We believe that the fluid delivery market will benefit from the increase of front-end manufacturing step repetitions which is required as semiconductors increase in complexity.

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Changing Semiconductor Manufacturing Processes is Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including:

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Multiple patterning:    Multiple patterning refers to using multiple passes through the lithography, etch and deposition steps in order to manufacture semiconductors at process nodes below 20 nanometers using current lithography equipment.

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Tri-gate, or FinFET, transistors:    FinFET transistors refer to tri-gate transistors which solve the challenges of current leakage, heat dissipation and lower performance in shrinking two-dimensional transistors, but are more complex to manufacture than two-dimensional planar transistors.

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Three-dimensional, or 3D, semiconductors:    3D semiconductors refer to integrated circuits that build features in multiple vertical layers, rather than in a single layer. 3D semiconductor processes are common in NAND flash memory and other semiconductor devices.

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Advanced packaging:    Advanced packaging refers to the increasing use of traditional wafer manufacturing techniques to the packaging of ever smaller semiconductor components into a form that can be placed onto a circuit board.

Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch, deposition and CMP steps. For example, according to Gartner, changes in the market for process requirements will drive an average annual growth in etch spending of 23% and chemical vapor deposition, or CVD, spending of 20% from 2013 to 2017. This growth benefits us directly as the majority of our gas delivery subsystems are used in etch and CVD processes. Also according to Gartner, spending on CMP will grow at an average annual rate of 23% over the same period. This is the primary step where chemical delivery systems are used.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing equipment specialized for many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2015 represented 67% of the total market for wafer fabrication equipment. These few large equipment companies, including our two largest customers, focus on servicing the large foundries and integrated device manufacturers with a broad array of products and service capabilities.

Semiconductor Capital Equipment OEMs Outsource Critical Subsystems including Fluid Delivery Subsystems

Historically, semiconductor equipment OEMs designed and manufactured their process equipment entirely in-house, building their own subsystems and in some cases their own

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components for use in their process equipment. Today, these OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of various critical subsystems to specialized independent suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. We likewise believe that outsourcing these subsystems enables OEMs to reduce fixed costs, achieve greater operational efficiencies and shorten development timeframes.

This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex most OEMs have increasingly outsourced the design, engineering and manufacturing of these gas delivery subsystems to us and other third party suppliers as these subsystems have become increasingly complex to allow for constantly changing gas recipes. OEMs have begun to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery capability.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of chemical engineers, mechanical engineers and software and systems engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Many of our engineers are industry veterans and have spent a significant portion of their careers at our customers, bringing first-hand expertise and a heightened understanding of our customers’ needs. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions. In many cases our early engagement with our customers enables us to be the sole source supplier when the product is initially introduced.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Lam Research and Applied Materials, which were our two largest customers by sales in 2016. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor capital equipment industry. Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next

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generation products in development. We leverage our deep rooted existing customer relationships with these market leaders to penetrate new business opportunities created through industry consolidation. Our close collaboration with them has contributed to our established market position and several key supplier awards

Operational Excellence with Scale to Support the Largest Customers

Over our 17 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our manufacturing facilities near our customers’ locations in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes. We have accomplished this by investing in manufacturing systems and developing an efficient supply chain. Our focus on operational efficiency and flexibility allows us to respond quickly to customer requests by frequently shipping products to customers less than three weeks after receiving the order.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in property, plant and equipment and low levels of working capital. In 2016 and 2015, our total capital expenditures were $4.3 million and $1.4 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant inventory on hand. The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. For example, from 2014 to 2016, sales grew at a compound annual growth rate, or CAGR, of 27.6% while adjusted net income from continuing operations grew at a CAGR of 64.4%. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystems and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our growth strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long-term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our

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brand reputation. For example, due to previous successful engineering projects with a particular OEM, we were selected as the development partner on key next generation platforms. Success on these platforms, along with other operational successes, grew our sales from $1.1 million in 2011 to $36.2 million in 2016. Through our recent purchase of a plastic machining & fabrication company, we were able to enter the market for chemical delivery subsystems for CMP process tools where we had only limited engagement in the past. Using this and our existing engineering capability, we were awarded the design and manufacturing of the chemical delivery module for one of our two largest customers who is a market leader in this space.

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas. We believe that wet processes, such as CMP, clean and electro chemical deposition, or ECD, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. In April 2016, we acquired Ajax to add chemical delivery subsystem capabilities with our existing customers. The Ajax Acquisition allows us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries. In addition, we believe that as a larger number of leading edge tools are deployed and installed, our market opportunity for refurbishment of legacy systems grows.

Expand Our Total Customer Base Within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. As an example, we were recently selected as the manufacturing partner for a provider of etch process equipment that was previously not a customer of ours.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Continue to Improve Our Manufacturing Process Efficiency

We continually strive to improve our processes to reduce our manufacturing process cycle time, improve our ability to respond to last minute design or configuration changes, reduce our manufacturing costs and reduce our inventory requirements in order to improve profitability and make our product offerings more attractive to new and existing customers.

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Our Products and Services

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems. Our product and service offerings are classified in the following categories:

Gas Delivery Subsystems

Gas delivery is among the most technologically complex functions in semiconductor capital equipment and is used to deliver, monitor and control precise quantities of the vapors and gases critical to the manufacturing process. Our gas delivery systems consist of a number of gas lines, each controlled by a series of mass flow controllers, regulators, pressure transducers and valves, and an integrated electronic control system. Our gas delivery subsystems are primarily used in equipment for “dry” manufacturing processes, such as etch, chemical vapor deposition, physical vapor deposition, epitaxy and strip.

The image below shows a typical dry-process front end semiconductor tool, with the gas delivery subsystem highlighted (generally each tool has multiple gas delivery systems):

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Chemical Delivery Subsystems

Our chemical delivery subsystems are used to precisely blend and dispense reactive chemistries and colloidal slurries critical to the specific “wet” front-end process, such as wet clean, ECD and CMP. In addition to the chemical delivery subsystem, we also develop the process modules that apply the various chemicals directly to the wafer in a process and application-unique manner to create the desired chemical reaction.

The image below shows a typical wet-process front end semiconductor tool, with a chemical delivery subsystem and corresponding application process module highlighted:

History

We were originally incorporated as Celerity, Inc. in 1999. Our business of designing and manufacturing critical systems for semiconductor capital equipment manufacturers operated as a stand-alone business until 2009 when Celerity sold the business to a private equity fund. Francisco Partners acquired the business in December 2011 and formed Ichor Holdings, Ltd., an

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exempted company incorporated in the Cayman Islands, in March 2012 to serve as the parent company as part of a restructuring to accommodate the expansion of our business in Singapore and Malaysia. In April 2012, we acquired Semi Scenic UK Limited to provide refurbishment services for legacy tools. In April 2016, we purchased Ajax for approximately $17.6 million to add chemical delivery subsystem capabilities with existing customers. We intend to continue to evaluate opportunistic acquisitions to supplement our organic growth.

Customers, Sales and Marketing

We market and sell our products directly to equipment OEMs in the semiconductor equipment market. These industries are highly concentrated and, as a result, we are dependent upon a small number of key customers. For 2016, our two largest customers were Lam Research and Applied Materials, which accounted for 51% and 46% of sales, respectively. We also serve customers in the tool refurbishment market, which we believe is a growing market due to the extended lifetime of current manufacturing equipment. We do not have long-term contracts that require customers to place orders with us in fixed or minimum volumes, and we generally operate on purchase order basis with customers.

Our sales and marketing efforts focus on fostering close business relationships with our customers. As a result, we locate many of our account managers near the customer they support. Our sales process involves close collaboration between our account managers and engineering and operations teams. Account managers and engineers work together with customers and in many cases provide on-site support, including attending customers’ internal meetings related to production and engineering design. Each customer project is supported by our account managers and customer support team, who ensure we are aligned with all of the customer’s quality, cost and delivery expectations.

Operations, Manufacturing and Supply Chain Management

We have developed a highly flexible manufacturing model with cost-effective locations situated nearby the manufacturing facilities of our largest customers.

Operations

Our product cycle engagements begin by working closely with our customers to outline the solution specifications before design and prototyping even begin. Our design and manufacturing process is highly flexible, enabling our customers to make alterations to their final requirements throughout the design, engineering and manufacturing process. This flexibility results in significantly decreased design-to-delivery cycle times for our customers. For instance, it can take as little as 20 to 30 days for us to manufacture a gas delivery system with fully evaluated performance metrics after receiving an order.

Manufacturing

We are ISO 9001 qualified at each of our manufacturing locations, and our manufactured subsystems and modules adhere to strict design tolerances and specifications. We operate Class 100 and Class 10,000 clean room facilities for customer-specified testing, assembly and integration of high-purity gas and chemical delivery systems at our locations in Singapore; Tualatin, Oregon; and Austin, Texas. We also operate a facility in Malaysia for components used in our gas delivery subsystems and a facility in Union City, California for critical components

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 used in our chemical delivery subsystems. Our facilities are located in close proximity to our largest customers to allow us to collaborate with them on a regular basis and to enable us to deliver our products on a just-in-time basis, regardless of order size or the degree of changes in the applicable configuration or specifications.

We qualify and test key components that are integrated into our subsystems, and test our fluid delivery subsystems during the design process and again prior to shipping. Our quality management system allows us to access real-time corrective action reports, non-conformance reports, customer complaints and controlled documentation. In addition, our senior management conducts quarterly reviews of our quality control system to evaluate effectiveness. Our customers also complete quarterly surveys which allow us to measure satisfaction.

Supply Chain Management

We use a wide range of components and materials in the production of our gas and chemical delivery systems, including filters, mass flow controllers, regulators, pressure transducers and valves. We obtain components and materials from a large number or sources, including single source and sole source suppliers. We use consignment material and just-in-time stocking programs to better manage our component inventories and better respond to changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility in responding to changes in product demand.

In addition, a key part of our strategy is to identify multiple suppliers with a strong global reach that are located within close proximity to our manufacturing locations. We have centralized our procurement operations into our Austin, Texas location in order to streamline our materials spending, leverage localized purchasing support within our manufacturing locations and enable the use of regional supply chains.

Technology Development and Engineering

We have a long history of engineering innovation and development. Over time, we have transitioned from being simply an integration engineering and components company into a gas and chemical delivery subsystem leader with complete system engineering and integration expertise. Our industry continues to experience rapid technological change, requiring us to continuously invest in technology and product development and to regularly introduce new products and features that meet our customers’ evolving requirements.

We have built a team of gas delivery experts, many of whom have previously worked for certain of our customers. As of December 30, 2016, our engineering team consisted of 40 engineers and designers with mechanical, electrical, chemical, systems and software expertise. Our engineers are closely connected with our customers and typically work at our customers’ sites and operate as an extension of our customers’ design team. We engineer within our customers’ processes, design vaults, drawing standards and part numbering systems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Over 80% of our sales are generated from projects during which our engineers cooperated with our customer early in the design cycle. Through this early collaborative process, we become an integral part of our customers’ design and development processes, and we are able to quickly anticipate and respond to our customers’ changing requirements.

Our engineering team also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas and chemical delivery systems and other critical subsystems. Our analytical and testing capabilities also help us anticipate technological changes and the requirements in component features for next-generation gas delivery systems and other critical subsystems.

Competition

The markets for our products are very competitive. When we compete for new business, we face competition from other suppliers of gas or chemical delivery subsystems, as well as the internal manufacturing groups of OEMs. While many OEMs have outsourced the design and manufacture of their gas and chemical delivery systems, we would face additional competition if in the future these OEMs elected to develop these systems internally.

The gas delivery subsystem market is highly concentrated and we face competition primarily from Ultra Clean Technology, with limited competition from regional or specialized suppliers. The chemical delivery subsystem industry is fragmented and we face competition from numerous suppliers. In addition, the market for tool refurbishment is fragmented and we compete with many regional competitors. The primary competitive factors we emphasize include:

•	early engagement with customers;

•	size and experience of engineering staff;

•	design-to-delivery cycle times;

•	flexible manufacturing capabilities; and

•	customer relationships.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets.

Intellectual Property

Our success depends, in part, upon our ability to maintain and protect our technology and products and to conduct our business without infringing the proprietary rights of others. We continue to invest in securing intellectual property protection for our technology and products and protect our technology by, among other things, filing patent applications. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, copyrights and trademarks, to protect our proprietary rights. We have historically focused our patent protection efforts in the United States and, as of June 30, 2017, we held 8 U.S. patents. We do not have any active foreign patents but may decide in the future to seek patents in foreign jurisdictions if we believe such patents would benefit our business. While we consider our patents to be valuable assets, we do not believe the success of our business or our overall operations are dependent upon any single patent or group of related patents. In addition, we do not believe that the loss or expiration of any single patent or group of related patents would materially affect our business.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers. In addition, we have agreed to indemnify certain of our customers against claims of infringement of the intellectual property rights of others with respect to our products. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims against us.

Employees and Labor Relations

As of March 31, 2017, we had approximately 620 full time employees and approximately 238 contract or temporary workers, which allows flexibility as business conditions and geographic demand change. Of our total employees, approximately 43 are engineers, 38 are engaged in sales and marketing, 722 are engaged in manufacturing, and 59 perform executive and administrative functions. None of our employees are unionized, but in various countries, local law requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities. We consider our relationship with our employees to be good.

Properties

Our principal executive office is located at 3185 Laurelview Ct., Fremont, California 94538. As of June 30, 2017, our principal manufacturing and administrative facilities, including our executive offices, comprises approximately 351,355 square feet. All of our facilities are leased, which allows for flexibility as business conditions and geographic demand change. The table below sets forth the approximate square footage of each of our facilities.

Location	Approximate Square Footage
Kingston, New York(1)	71,751
Tualatin, Oregon	52,546
Singapore	76,898
Austin, Texas	25,720
Selangor, Malaysia Building 1(2)	6,212
Selangor, Malaysia Building 4	12,546
Selangor, Malaysia Building 5	19,400
Fremont, California	10,647
East Blantyre, Scotland	37,651
Union City, California	52,808

(1)	Operations ceased in Kingston as of May 27, 2016. The facility is leased through February 28, 2018.
(2)	Lease expires August 31, 2017. All operations are expected to be moved to Selangor, Malaysia Building 4 by the end of the lease.
(3)	Lease expires April 30, 2017. All operations are expected to be moved to Selangor, Malaysia Building 4 by the end of the lease.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our currently anticipated requirements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Environmental, Health, and Safety Regulations

Our operations and facilities are subject to federal, state and local regulatory requirements and foreign laws and regulations, relating to environmental, waste management and health and safety matters, including those relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our facilities. We believe that our business is operated in substantial compliance with applicable regulations. However, in the future we could incur substantial costs, including cleanup costs, fines or civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. We are not aware of any threatened or pending environmental investigations, lawsuits or claims involving us, our operations or our current or former facilities.

Legal Proceedings

We are currently not a party to any legal proceedings. However, in the future we may be subject to various legal claims and proceedings which arise in the ordinary course of our business involving claims incidental to our business, including employment-related claims.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

MANAGEMENT

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Thomas M. Rohrs	66	Executive Chairman, Chief Executive Officer and Director
Maurice Carson	60	President, Chief Financial Officer and Director
Philip Barros	37	Chief Technology Officer
John Chenault	69	Director
Dipanjan Deb	48	Director
Andrew Kowal	40	Director
Iain MacKenzie	58	Director

Ages shown above are as of March 30, 2017. The following is a brief description of the business experience of each of the persons listed above.

Thomas M. Rohrs has served as Executive Chairman and director of Ichor since February 2012 and as Chief Executive Officer since September 2014. Prior to serving at Ichor, Mr. Rohrs served as Chief Executive Officer and Chairman of Skyline Solar from 2010 to 2012 and Electroglas from 2006 to 2009. Mr. Rohrs also served as Senior Vice President of Global Operations and a member of the Executive Committee for Applied Materials from 1997 to 2002 and as Vice President of Worldwide Operations for Silicon Graphics from 1992 to 1997. Mr. Rohrs currently serves on the board of directors of Advanced Energy and Intevac. Mr. Rohrs previously served on the board of directors of Magma Design Automation, Ultra Clean Technologies and Vignani Technologies. Mr. Rohrs holds a B.S. in mechanical engineering from the University of Notre Dame and an M.B.A. from the Harvard Business School. We believe Mr. Rohrs is qualified to serve as a member of our board of directors because of his extensive experience in technology industries, significant senior leadership and his strategic insight into Ichor, gained from his role as Chief Executive Officer.

Maurice Carson has served as a director of Ichor since February 2012 and as President and Chief Financial Officer since September 2014. As previously disclosed, Mr. Carson notified us that he intends to retire from his position as President and Chief Financial Officer and service as a member of our board of directors. Mr. Carson will continue to serve in his current capacity, including on the board of directors, until his replacement is hired, after which he will consult with the Company through the transition of his role and responsibilities to his successor. Prior to serving at Ichor, Mr. Carson served as Chief Financial Officer of Intematix from 2011 to 2014 and served as Chief Financial Officer of Actel Corporation from 2009 to 2010. Mr. Carson holds a B.S. in finance and accounting from the University of Colorado and an M.B.A. from the University of Chicago. We believe Mr. Carson is qualified to serve as a member of our board of directors because of his extensive experience in finance and operations, particularly in technology industries, and his strategic insight into Ichor, gained from his role as Chief Financial Officer.

Philip Barros has served as Chief Technology Officer of Ichor since September 2015. Previously, Mr. Barros had served as Senior Vice President of Engineering of Ichor since April 2011, and prior to that time, served as Vice President of Engineering at Ichor since 2009. Prior to serving at Ichor, Mr. Barros served in various management positions at Celerity, Inc. from 2004 to 2009, including Vice President of Engineering and Director of Systems Engineering, and served in various engineering and management positions at Applied Materials from 2000 to 2004. Mr. Barros holds a B.S. in Mechanical Engineering from San Jose State.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

John Chenault has served as a director of Ichor since October 2015. Mr. Chenault served as Chief Financial Officer of Novellus Systems, a semiconductor company, from April 2005 to September 2005, after which he retired. Prior to that, Mr. Chenault had served as Novellus Systems’ Vice President of Corporate Development from February 2005 to April 2005, Vice President of Operation and Administration from September 2003 to February 2005, Executive Vice President of Worldwide Sales and Service from February 2002 to September 2003 and Executive Vice President of Business Operations from July 1997 to January 2002. Mr. Chenault has served on the board of directors and audit committee of Tessera Technologies since March 2013. Mr. Chenault also served on the board of directors of Ultra Clean Technology from June 2009 to July 2015. Mr. Chenault received a Bachelor of Business degree in Economics and an M.B.A. from Western Illinois University. Mr. Chenault is qualified to serve as a member of our board of directors and as chairman of our audit committee because of his extensive experience in finance and operations, particularly in technology industries, and his experience as a board member at Ultra Clean Technology.

Dipanjan “DJ” Deb has served as a director of Ichor since February 2012. Mr. Deb co-founded Francisco Partners Management LP, has been a Partner with Francisco Partners since its founding in August 1999 and has served as Chief Executive Officer and Managing Partner of Francisco Partners since August 2005. Prior to co-founding Francisco Partners, Mr. Deb was a principal at TPG Capital, Director of Semiconductor Banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb also currently serves on the board of directors of GoodRx, Plex Software, Quest Software and SonicWALL and formerly served on the board of directors of AMI Semiconductor, Barracuda Networks, CBA Group, Cross Match Technologies, Corsair, Legerity, MagnaChip, Metrologic, NPTest/Credence, Numonyx, SMART Modular Technologies, Ultra Clean Technology, Conexant, Globespan, and ON Semiconductor. Mr. Deb holds a B.S. in electrical engineering and computer science from the University of California, Berkeley, where he was a Regents Scholar and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Deb is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Andrew Kowal has served as a director of Ichor since February 2012. Mr. Kowal is a Partner with Francisco Partners Management LP. Prior to joining Francisco Partners in 2001, Mr. Kowal served as a member of Princes Gate Investors where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries, including information technology. In addition to Ichor, Mr. Kowal currently serves on the board of directors of Corsair Components, Optanix, OSY Technologies, Procera Networks, and Shoregroup. Mr. Kowal previously served on the board of directors of Aderant Holdings, MagnaChip Semiconductor, Metrologic Instruments, Mitel Networks Corporation, and Source Photonics. Mr. Kowal holds a B.S. in Economics with a Finance concentration from The Wharton School, University of Pennsylvania. We believe that Mr. Kowal is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Iain MacKenzie has served as a director of Ichor since October 2015. Mr. MacKenzie has served as President of SMART Modular Technologies, or SMART, a specialty memory solutions provider, since 2002 and Chief Executive Officer since 2005. Prior to serving as SMART’s

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

President and CEO, Mr. MacKenzie was vice president of worldwide operations for SMART and Force Computers when both were owned by Solectron. Before that, he was responsible for the start-up, SMART Modular Technologies (Europe) Ltd. Subsidiary, where he also served as general manager. Mr. MacKenzie holds the Higher National Diploma in mechanical and production engineering and the Ordinary National Diploma in electrical/electronic engineering from the Kirkcaldy College of Technology (Fife University) in Scotland. Mr. MacKenzie is qualified to serve as a member of our board of directors and as a member of our audit committee because of his extensive business and financial background and his multiyear service as the Chief Executive Officer of an international technology company.

Composition of our Board of Directors

The Board of Directors currently consists of six members. In accordance with the NASDAQ rules, the Board of Directors annually determines the independence of each director. No director is considered independent unless the Board has determined that he or she has no material relationship with the Company. The Company monitors the status of its directors and officers through the activities of the Compensation, Nominating and Corporate Governance Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has materially changed.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Messrs. Chenault, Deb, Kowal and MacKenzie has no material relationship that would interfere with the exercise of independent judgment and is “independent” within the meaning of the applicable rules of the SEC and as defined in the NASDAQ rules. Messrs. Chenault and MacKenzie also satisfy the requirements for independence imposed upon audit committee members by Rule 10A-3 under the Exchange Act.

Our amended and restated memorandum and articles of association provides that Francisco Partners and its affiliates have the right to designate: (i) all of the nominees for election to our Board of Directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. In each case, Francisco Partners’ nominees must comply with applicable law and stock exchange rules. In addition, Francisco Partners shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Francisco Partners’ beneficial ownership at such time. Francisco Partners shall also have the right to have its designees participate on committees of our Board of Directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. Our amended and restated memorandum and articles of association also prohibits us from increasing or decreasing the size of our Board of Directors without the prior written consent of Francisco Partners for so long as it has nomination rights.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

These provisions will have no further force or effect at such time as Francisco Partners owns less than 5% of our outstanding ordinary shares. As of June 30, 2017, Francisco Partners held approximately 48.1% of the Company’s outstanding ordinary shares and following this offering will hold approximately     % of the Company’s outstanding ordinary shares, or approximately     % of the Company’s outstanding ordinary shares if the underwriters exercise in full their options to purchase additional shares. See “Description of Share Capital—Director Nomination Rights.”

Our board of directors is divided into three classes, each serving staggered, three-year terms:

•	our Class I directors are Iain MacKenzie and Thomas Rohrs, and their terms expire at the 2020 annual general meeting of shareholders;

•	our Class II directors are Dipanjan Deb and Andrew Kowal, and their terms expire at the 2018 annual general meeting of shareholders; and

•	our Class III directors are Maurice Carson and John Chenault, and their terms expire at the 2019 annual general meeting of shareholders.

As a result, only one class of directors is elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective terms.

Upon completion of our secondary offering in April 2017, we were no longer able to avail ourselves of the “controlled company” exception under the NASDAQ rules. Accordingly, we are required to have a majority of independent directors on our board of directors and an audit committee, compensation committee and nominating and corporate governance committee composed entirely of independent directors as defined under the NASDAQ rules, subject to a phase-in period of one year following the loss of our controlled company status. Under the NASDAQ listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the NASDAQ listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. Neither these exemptions, nor the loss thereof, modify the independence requirements for our audit committee, and we currently comply with the applicable requirements of the Sarbanes-Oxley Act and the NASDAQ rules with respect to our audit committee. See “—Audit Committee.”

Board Leadership Structure

Mr. Rohrs serves as both our Chief Executive Officer and the Chairman of the Board of Directors. Under our amended and restated memorandum and articles of association, the chairman is elected by the affirmative vote of a majority of the directors then in office.

The Board of Directors encourages at least annual executive sessions amongst non-management, which are presided over by an independent director designated by the non-management directors. The Board of Directors recognizes that depending on future circumstances, other leadership structures may become more appropriate for the Company, such as the appointment of a lead independent director. Accordingly, the Board of Directors will continue to periodically review its leadership structure.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Committees of our Board of Directors

The Board of Directors has established the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees are described below. Members serve on these committees until their resignation or as otherwise determined by the Board of Directors.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) oversight of the quality and integrity of our financial statements and financial reporting processes and of our systems of internal accounting and financial controls and disclosure controls; (2) the qualifications and independence of our independent auditors; (3) the performance of our independent auditors; and (4) compliance with legal and regulatory requirements and codes of conduct and ethics programs established by management and our Board of Directors.

The Audit Committee currently consists of Mr. Chenault, Mr. Kowal and Mr. MacKenzie. Mr. Chenault is currently the chairman of the Audit Committee. The Board of Directors has determined that Messrs. Chenault and MacKenzie qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. The Board of Directors has also determined that Mr. Chenault qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K under (the Securities Act. We expect to have a fully independent Audit Committee within one year of our initial public offering in order to comply with the NASDAQ rules. The Board of Directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.ichorsystems.com. Our website is not part of this prospectus.

Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee is responsible for, among other matters: (1) reviewing and approving all compensation, including incentive compensation and corporate and individual goals and objectives relevant to our chief executive officer, and evaluating our chief executive officer’s performance in light of those goals and objectives; (2) reviewing and approving the base salaries, incentive compensation and equity-based compensation of our other executive officers; (3) approving all significant compensation or incentive plans for executives (including material changes to all such plans); (4) having the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser; (5) annually reviewing and discussing with management the Compensation Discussion and Analysis for the Company’s proxy statement, if applicable; (6) subject to the rights of Francisco Partners under our amended and restated memorandum and articles of association, identifying and recommending to our Board of Directors the persons to be nominated for election as directors and to each of the committees of our Board of Directors; and (7) leading our Board of Directors in its annual review of the performance of our Board of Directors. Pursuant to its charter, the Compensation, Nominating and Corporate Governance Committee may also delegate any of its responsibilities to one or more subcommittees as it may deem appropriate to the extent allowed by applicable law and NASDAQ rules.

The Compensation, Nominating and Corporate Governance Committee currently consists of Mr. Deb, Mr. Kowal and Mr. MacKenzie. Mr. Kowal is currently the chairman of the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Compensation, Nominating and Corporate Governance Committee. The Board of Directors adopted a written charter for the Compensation, Nominating and Corporate Governance Committee, which is available on our corporate website at www.ichorsystems.com. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

For 2016, our Board of Directors made all compensation decisions. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation, Nominating and Corporate Governance Committee.

Other Committees

Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Risk Oversight

Our Board of Directors oversees the risk management activities designed and implemented by our management. Our Board of Directors executes its oversight responsibility for risk management both directly and through its committees. The full Board of Directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board of Directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board of Directors has delegated to the Audit Committee oversight of our risk management process. Our other committees of our Board of Directors will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships between any of our executive officers and directors or director nominees.

Code of Business Ethics and Conduct

We adopted a code of business ethics and conduct applicable to all of our officers, employees and unless specifically noted therein, all members of our Board of Directors. Copies of the code of business ethics and conduct is available on our corporate website at www.ichorsystems.com. We expect that any amendments to the code of business ethics and conduct, or any waivers of its respective requirements, will be disclosed on our website. Our website is not part of this prospectus

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview

Our “Named Executive Officers” for fiscal 2016, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Thomas Rohrs, our Chief Executive Officer;

•	Maurice Carson, our President and Chief Financial Officer; and

•	Philip Barros, our Chief Technology Officer.

Historically, our board of directors has set the compensation of our executive officers, including for fiscal 2016. The primary objectives of our executive compensation program have been to: (1) attract, engage, and retain superior talent who contribute to our long-term success; (2) motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business; (3) ensure compensation is aligned with our corporate strategies and business objectives; and (4) provide our executive officers with incentives that effectively align their interests with those of our shareholders.

Following our initial public offering, our Compensation, Nominating and Corporate Governance Committee, or the Committee for purposes of this “Executive Compensation” section, sets the compensation of our executive officers.

Executive Compensation Design Overview

Our executive compensation program has reflected our growth and development oriented corporate culture. To date, the compensation of our Named Executive Officers has consisted of a combination of base salary, annual cash incentive compensation and long-term incentive compensation in the form of restricted stock or stock options. Our executive officers and all salaried employees also are eligible to receive health and welfare benefits.

As we transition from a private company to a publicly-traded company, we will evaluate our philosophy and compensation plans and arrangements as circumstances require. At a minimum, we evaluate and review our executive compensation, programs, objectives and philosophy on an annual basis and at the time of promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. Accordingly, the compensation paid to our Named Executive Officers for fiscal 2016 may not necessarily be indicative of how we may compensate our Named Executive Officers in future years.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Elements of Compensation

Base Salary

The annual base salaries for our Named Executive Officers as of the beginning of fiscal 2016 were:

Named Executive Officer	Base Salary
Thomas Rohrs(1)	$375,000
Maurice Carson	$350,000
Philip Barros	$335,000

(1)	Mr. Rohrs’ annual base salary was increased to $400,000 in April 2016.

Incentive Compensation Plan

We pay performance-based cash incentives in order to align the compensation of our Named Executive Officers with our short-term operational and performance goals and to provide near-term rewards for our Named Executive Officers to meet these goals. Our short-term, performance-based cash incentive plan for fiscal 2016, or the 2016 ICP, provides for incentive payments correlated to each six-month period during our fiscal year. These incentive payments are based on the attainment of pre-established objective financial and operating goals and are intended to motivate executives to work effectively to achieve performance objectives and reward them when objectives are met and results are certified by our board of directors.

Mr. Rohrs’ target award for fiscal 2016 was equal to 35.7% of his base salary for the first half and 49.3% of his base salary for the second half (or 85% of his base salary for the entire fiscal year), up to a maximum award of 71.4% of his base salary for the first half and 98.6% of his base salary for the second half of fiscal 2016 (or up to 170% of his base salary for the entire fiscal year). Mr. Carson’s target award for fiscal 2016 was equal to 27.3% of his base salary for the first half and 37.7% of his base salary for the second half (or 65% of his base salary for the entire fiscal year), up to a maximum award of 54.6% of his base salary for the first half and 75.4% of his base salary for the second half of fiscal 2016 equal (or up to 130% of his base salary for the entire fiscal year). Mr. Barros’ target award for fiscal 2016 was equal to 21% of his base salary for the first half and 29% of his base salary for the second half (or 50% of his base salary for the entire fiscal year), up to a maximum award of 42% of his base salary for the first half and 58% of his base salary for the second half of fiscal 2016 (or up to 100% of his base salary for the entire fiscal year).

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following tables set forth (1) the metrics used to determine each named executive officer’s payment for each six-month period under the 2016 ICP, which include management by objectives, or MBOs, that provide for individualized performance goals and earnings before interest, taxes, depreciation and amortization, or EBITDA (2) the weight given to each metric, and (3) the related threshold, target and maximum levels:

Metrics for First Six-Month Period of 2016	Weight	Threshold	Target	Maximum
	(Dollars in millions)
Sales	30%	$132.8	$154.5	$177.71
Gross Margin	20%	14.45%	16.8%	19.32%
EBITDA	30%	$11.95	$13.9	$15.99
Individual MBOs	20%
	100%

Metrics for Second Six-Month Period of 2016	Weight	Threshold	Target	Maximum
	(Dollars in millions)
Sales	30%	$141.7	$188.34	$207.1
Gross Margin	20%	13.69%	18.2%	20.10%
EBITDA	30%	$18.4	$24.47	$24.8
Individual MBOs	20%
	100%

The following table sets forth the result that we achieved with respect to each metric based on internal reporting as of the end of each six-month period and the corresponding percentage payout under the 2016 ICP. The actual result of certain metrics was subject to adjustment for nonrecurring or unusual expenses or events occurring during the period, and therefore the actual results of such metrics under the 2016 ICP as presented below may differ from the fiscal 2016 financial information included elsewhere in this prospectus:

	First Six-Month Period		Second Six-Month Period
	Actual	Percentage Payout	Actual	Percentage Payout
		(Dollars in millions)
Sales	$162.2	133%	$237.1	200%
Gross Margin	16.1%	73%	16.16%	53.5%
EBITDA	$14.7	140%	$24.5	100%
Individual MBOs	—	(1)	—	(2)

(1)	The percentage payouts with respect to the individual MBOs for Messrs. Rohrs, Carson and Barros were 85%, 85% and 95% respectively.
(2)	The percentage payouts with respect to individual MBOs for Messrs. Rohrs, Carson and Barros were 90%, 95% and 93% respectively.

Each of Messrs. Rohrs, Carson and Barros was paid a bonus under the 2016 ICP for the first six-month period of fiscal 2016 of $162,078, $108,449 and $81,254, respectively. Each of Messrs. Rohrs, Carson and Barros was paid a bonus under the 2016 ICP for the second six-month period of fiscal 2016 of $234,076, $157,944 and $115,900, respectively.

Equity Compensation

Until the consummation of our initial public offering in 2016, we issued equity awards under the 2012 Incentive Plan. Since the consummation of our initial public offering, we issue

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 equity awards under the 2016 Plan, to incentivize and reward our executive officers, including our Named Executive Officers, for long-term corporate performance based on the value of our ordinary shares and, thereby, to align the interests of our executive officers with those of our shareholders. These equity awards have either been in the form of stock options to purchase our ordinary shares or restricted stock. Mr. Rohrs received an equity award during fiscal 2016 as stated below under “—Summary Compensation Table.”

The size of equity awards to each of the Named Executive Officers reflects such officer’s importance as an executive officer and also takes into account, among other factors, such officer’s role and responsibilities, the competitive market for executive officers, and the size, value and vesting status of existing equity awards at the time new equity awards are granted. The market for quality executive officers is competitive and our board of directors relies on several factors to assess the competitiveness of the market, including Francisco Partners’ experience recruiting executive officers for its portfolio companies and our directors’ own experiences in recruiting and retaining qualified executive officers.

After the consummation of our initial public offering, we committed to issuing future equity awards under the 2016 Plan and no further grants will be made under our 2012 Incentive Plan, provided that grants outstanding under the 2012 Incentive Plan will continue to be governed by such plan.

Stock Option and Other Compensation Plans

2012 Incentive Plan

The 2012 Incentive Plan was adopted by our Board of Directors and approved by our shareholders in March 12, 2012. The 2012 Plan provides for the grant of stock options (both incentive and non-qualified) and stock awards (both restricted and nonrestricted) to our outside directors, employees and consultants. As of December 30, 2016, there were options to purchase 2,164,215 ordinary shares outstanding under the 2012 Incentive Plan, at a weighted average exercise price of $8.87 per share, of which none had been exercised and 359,850 stock awards outstanding under the 2012 Plan (of which 103,055 are restricted).

2016 Plan

The 2016 Plan was adopted by our Board of Directors and approved by our shareholders in December 2016. The 2016 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other share-based awards and other cash-based awards to our directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us. As of December 30, 2016, no options to purchase ordinary shares or stock awards have been issued under the 2016 Plan.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers in fiscal 2016, 2015 and 2014, respectively.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Option Awards ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas Rohrs	2016	$392,308	$251,466	—	$847,451	$396,154	$2,500	$1,889,879
Chief Executive Officer	2015	$375,000	$583,318	$5,210	—	$234,441	$2,500	$1,200,469
	2014	$282,692	—	$636,929	$224,146	$35,775	$42,500	$1,222,042

Maurice Carson	2016	$350,000	$378,486	—	—	$266,393	$2,500	$997,379
President and Chief Financial Officer	2015	$350,000	$176,337	—	—	$150,255	$2,500	$679,092

Philip Barros	2016	$335,000	$232,107	$129,216	—	$197,154	$2,500	$895,977
Chief Technology Officer	2015	$315,769	$160,534	$2,094	—	$113,228	$2,500	$594,125
	2014	$300,769	—	—	—	$41,013	$2,500	$344,282

(1)	Represents bonuses paid in connection with a cash dividend declared and paid in fiscal 2015, or the 2015 Dividend. The bonus amounts payable to each NEO equaled the product of (x) $0.155, which is the per share dividend amount paid to shareholders and (y) the number of ordinary shares underlying options and where held, the number of shares of restricted stock, held by each such individual at the time of the 2015 Dividend. Such bonus amounts were to be paid as the underlying awards vest, provided that certain payments were accelerated and paid in connection with our initial public offering in December 2016. The 2016 amount for Mr. Barros also includes $200,000 paid in fiscal 2016 as a bonus for the consummation of our initial public offering.
(2)	Messrs. Rohrs and Barros were granted stock options under the 2012 Incentive Plan and the value of such option awards were based on the fair value of the awards as of the grant date calculated in accordance with ASC 718, excluding any estimate of future forfeitures. Also includes for Messrs. Rohrs and Barros, incremental value associated with the modification of the exercise prices of outstanding options in connection with the 2015 Dividend pursuant to the terms of the 2012 Incentive Plan.
(3)	Represents restricted stock awards granted to Mr. Rohrs in February 2016. The value of these stock awards were based on the fair value of the awards as of the grant date calculated in accordance with ASC 718, excluding any estimate of future forfeitures.
(4)	Represents the actual amount earned by each of our Named Executive Officers under our short-term, performance-based cash incentive plan for fiscal 2016, fiscal 2015 or fiscal 2014, as applicable. See “—Elements of Compensation-Incentive Compensation Plan” for additional information regarding the 2016 ICP.
(5)	Represents (a) matching contributions of $2,500 per year under our 401(k) plan, and (b) for Mr. Rohrs, $40,000 paid in fiscal 2014 as a retention sign-on bonus payment pursuant to his employment agreement.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards for each of our Named Executive Officers as of December 30, 2016.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Thomas Rohrs(2)	3/12/2012	51,522	—	$8.05		3/12/2019	—	—
	10/25/2013	300,541	42,944	$8.05		10/25/2020	—	—
	10/25/2013	145,080	6,442	$14.90	(3)	10/25/2020	—	—
	11/15/2013	—	—	—		—	7,464	$80,760
	9/19/2014	215,908	—	$8.05		9/19/2021	—	—
	2/16/2016	89,964	—	—		—	56,228	$608,387

Maurice Carson(4)	3/12/2012	61,827	—	$8.05		3/12/2019	—	—
	9/19/2014	114,418	88,997	$8.05		9/19/2021	—	—
	9/19/2014	—	—	—		—	39,363	$425,908

Philip Barros(5)	3/12/2012	154,568	—	$8.05		3/12/2019	—	—
	3/12/2012	51,522	—	$14.90	(3)	3/12/2019	—	—
	3/17/2016	—	30,913	$9.42		3/17/2023	—	—

(1)	The market value reported in this table is based upon a price of $10.82 per share, which was closing price on the last trading day prior to the end of the 2016 fiscal year.
(2)	Mr. Rohrs’ option and restricted stock awards vest as follows: (i) with respect to the March 2012 award, 25% of the award vested on the one year anniversary of the date of grant and the remainder vested ratably on a quarterly basis over a three-year period thereafter, (ii) with respect to the October 2013 awards, 25% of each award vested on June 30, 2014 and the remainder vested ratably on a quarterly basis over a three-year period thereafter, subject to Mr. Rohrs’ continued employment with us; (iii) with respect to the November 2013 award, 25% of the award vested on June 30, 2014 and the remainder vests ratably on a quarterly basis over a three-year period thereafter, subject to Mr. Rohrs’ continued employment with us, (iv) with respect to the September 2014 option award, the award fully vested upon the consummation of our initial public offering in December 2016 and (v) with respect to the February 2016 award, 12.5% of the award vested on March 31, 2016 and the remainder vests ratably in seven equal installments over the 21-month period thereafter, subject to Mr. Rohrs’ continued employment with us.
(3)	In connection with the 2015 Dividend, our board of directors approved an adjustment to the exercise price of such options from $16.10 to $14.90.
(4)	Mr. Carson’s option and restricted stock awards vest as follows: (i) with respect to the March 2012 award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vested ratably on a quarterly basis over a three -year period thereafter, (ii) with respect to the September 2014 option award, 25% of the award vested on the one year anniversary of the date of grant and the remainder vested ratably on a quarterly basis over a three -year period thereafter, subject to Mr. Carson’s continued employment with us, and (iii) with respect to 89,963 restricted shares of the September 2014 restricted stock award, 25% of the award vested on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis over a three -year period thereafter, subject to Mr. Carson’s continued employment with us.
(5)	Each of Mr. Barros’ option awards vest as follows: (i) 25% of each award vested on March 12, 2012 and the remainder vested ratably on a quarterly basis over a three -year period thereafter and (ii) with respect to the March 2016 option award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis over a three -year period thereafter, subject to Mr. Barros’ continued employment with us.

Severance Obligations

We are obligated to pay severance benefits to Messrs. Rohrs, Carson and Barros upon the termination of their employment in certain circumstances.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Pursuant to Mr. Rohrs’ and Mr. Carson’s employment agreements, in the event of a termination without cause by us or for good reason by Mr. Rohrs or Mr. Carson prior to a sale of the Company or following the one-year anniversary of a sale of the Company, Mr. Rohrs or Mr. Carson, as applicable, is entitled to (i) an amount equal to 12 months of his base salary at the rate then in effect, (ii) the bonus for the year of termination, based on actual results and prorated based on the partial year of service and (iii) subsidies of health continuation coverage under COBRA (to the same extent we subsidize active employees’ coverage) for 12 months following the termination, or until there is eligibility of benefits from a successor employer. Each of Mr. Rohrs’ and Mr. Carson’s employment agreement also provides that in the event of a termination during the one-year period following a sale of the Company, Mr. Rohrs or Mr. Carson, as applicable, is entitled to an amount equal to his target incentive bonus then in effect in addition to the severance benefits described above.

Pursuant to Mr. Barros’ offer letter, in the event of a termination of Mr. Barros’ employment without cause due to downsizing, he is entitled to a severance payment equal to three months of his base salary at the rate then in effect. If Mr. Barros’ termination occurs within 12 months’ of a change of control, he is entitled to a total payment equal to six months’ of his base salary at the rate then in effect.

Equity Compensation

The following table sets forth the indicated information as of December 30, 2016 with respect to our equity compensation plans approved by security holders:

Plan Description	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
2016 Plan	—	1,888,000
2012 Incentive Plan	2,164,215	580,228	(1)
Total	2,164,215	2,468,228

(1)	The Company does not intend to issue further awards under the 2012 Incentive Plan as described above under “Elements of Compensation.”

Our equity compensation plans consist of the 2016 Plan and 2012 Incentive Plan, which were approved by our shareholders. We do not have any equity compensation plans or arrangements that have not been approved by our shareholders.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Director Compensation

During fiscal 2016, our non-employee directors who were not affiliated with Francisco Partners earned cash compensation for service on our board of directors. In addition, we reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. The following table provides information regarding compensation earned by our non-employee directors for service as directors for fiscal 2016. Each member of management who served on the board of directors did not receive any additional compensation for his role as director.

Name	Fees Earned Or Paid in Cash		Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Kevin Brady(1)	$56,120	(2)	—	—	—	—	—	$56,120
John Chenault	$25,000		—	—	—	—	—	$25,000
Dipanjan Deb	—		—	—	—	—	—	—
Andrew Kowal	—		—	—	—	—	—	—
Iain MacKenzie	$25,000		—	—	—	—	—	$25,000

(1)	Mr. Brady ceased to be a member of our board of directors in August 2016.
(2)	Includes an annual cash retainer of $20,000 and a cash bonus paid in connection with the 2015 Dividend. The bonus amount equaled the product of (x) $0.155, which is the per share dividend amount paid to shareholders, and (y) the number of ordinary shares underlying options held by Mr. Brady at the time of the 2015 Dividend.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under applicable law.

We are continuing to evaluate the compensation we pay to our non-employee directors. In the future, we may adjust director compensation in light of the additional responsibilities of our directors now that we are a public company.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of June 30, 2017 by:

•	each selling shareholder;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each Named Executive Officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Each shareholder’s percentage ownership is based on 25,056,188 ordinary shares issued and outstanding as of June 30, 2017. The information relating to numbers and percentages of shares beneficially owned following this offering gives effect to the sale of ordinary shares by the selling shareholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2017 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Ichor Holdings, Ltd., 3185 Laurelview Ct., Fremont, California 94538.

Name	Beneficial ownership prior to this offering			Beneficial ownership following this offering (no exercise of underwriters’ option)			Beneficial ownership following this offering (full exercise of underwriters’ option)
	Number of shares	Percentage	Ordinary shares being sold in this offering (no option exercise)	Number of shares	Percentage	Ordinary shares being sold in this offering (full option exercise)	Number of shares	Percentage
Principal Shareholders:
Entities affiliates with Francisco Partners(1)	12,044,026	48.1%
Directors and Executive Officers:
Thomas M. Rohrs(2)	751,008	3.0%
Maurice Carson(3)	320,181	1.3%
Philip Barros(4)	157,350	*
John Chenault(5)	27,048	*
Dipanjan Deb(6)	12,044,026	48.1%
Andrew Kowal	—	*
Iain MacKenzie(7)	22,540	*
Directors and executive officers as a group (7 persons)	13,322,153	53.2%

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of prior to this offering, (i) 10,713,605 shares held by Francisco Partners III (Cayman), L.P., or FP III Cayman, (ii) 123,725 shares held by Francisco Partners Parallel Fund III (Cayman), L.P., or FPPF III Cayman, and (iii) 1,206,696 shares held by Ichor Investment Holdings, LLC, or IIH LLC., FP IIII Cayman and FPPF III Cayman are collectively referred to as the Francisco Funds. FP III Cayman owns approximately 30% of the outstanding units of IIH LLC. Francisco Partners GP III (Cayman), L.P., or FP GP Cayman III, is the general partner of each of FP III Cayman and FPPF III Cayman and the manager of IIH LLC. Francisco Partners GP III Management (Cayman), Limited, or FP GP III Management, is the general partner of FP GP Cayman III. In those capacities, FP GP III and FP GP III Management may be deemed to share voting and dispositive power with respect to the ordinary shares owned by FP III Cayman, FPPF III Cayman and IIH LLC. An investment committee comprised of Dipanjan Deb, David R. Golob, Keith Geeslin and Ezra Perlman, certain of the managers of FP GP III Management, share voting and dispositive power with respect to the shares beneficially held by FP GP III Management. Each of the managers of FP GP III Management expressly disclaims beneficial ownership of any ordinary shares, except to the extent of their pecuniary interest. The address of each of the entities listed above is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(2)	Includes shares that may be acquired within 60 days upon the exercise of vested options.
(3)	Includes shares that may be acquired within 60 days upon the exercise of vested options.
(4)	Represents shares that may be acquired within 60 days upon the exercise of vested options.
(5)	Represents shares that may be acquired within 60 days upon the exercise of vested options.
(6)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Francisco Partners. Mr. Deb is a managing director of FP GP III Management and a member of the investment committee, and may be deemed to be the beneficial owner of such shares. Mr. Deb disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.
(7)	Represents shares that may be acquired within 60 days upon the exercise of vested options.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

In connection with our initial public offering, we adopted our Related Person Transactions Policy and Procedures that sets forth our policies and procedures regarding the identification, review, consideration, approval and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be participants, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect interest. Various transactions are not covered by this policy, including transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person, equity and debt financing transactions with a related person that are approved by our Board of Directors, and other transactions not otherwise required to be disclosed under Item 404 of Regulation S-K. A “related person,” as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our ordinary shares, including any immediate family members of such persons. Any related-person transaction may only be consummated if approved or ratified by the affirmative vote of a majority of our dis-interested directors then in office in accordance with the policy guidelines set forth below.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our Audit Committee for review and recommendation for approval to our Board of Directors. In considering related-person transactions, our Audit Committee and Board of Directors take into account the relevant available facts and circumstances and the extent of the related person’s interest in the transaction. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process.

A copy of our Related-Person Transaction Policy is available on our corporate website at www.ichorsystems.com. The information contained on our website is not part of this Prospectus.

Transactions with Francisco Partners

Investor Rights Agreement

We are party to an Investor Rights Agreement with Francisco Partners and the other shareholders from time to time party thereto which sets forth certain rights and obligations of Francisco Partners and such other shareholders. The Investor Rights Agreement provides:

•

if Francisco Partners demands that we effect any registration, qualification or compliance with respect to all or part of its Registrable Securities (as defined therein), then we must promptly give notice of the proposed registration, qualification or compliance to all other holders and as soon practicable, use our best efforts to effect such registration, qualification or compliance;

•

if, at any time, we register any of our securities, we agree to (a) promptly give to each holder written notice thereof and (b) include in such registration, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests made by any holder within 20 days after the receipt of such written notice from us;

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•	in connection with any registrations, filings or qualifications, we will pay the fees and expenses of counsel selected by the shareholders selling the greatest number of shares in such offering;

•	a 180-day holdback agreement in connection with our initial public offering; and

•	certain information rights for each of the parties to the agreement.

Management Services Agreement and Master Consulting Agreements

In connection with our acquisition and ownership by Francisco Partners, we were party to the following management services agreement and consulting services agreement until the consummation of our initial public offering on December 14, 2016: (1) a Master Services Agreement (the “MSA”) with an affiliate of Francisco Partners, (2) a Master Consulting Agreement, or the 2014 Consulting Agreement, effective as of January 1, 2014, with FPC, an entity which is owned and controlled by individual operations executives in which Francisco Partners holds no interest, (3) an Amended and Restated Master Consulting Agreement, or the 2015 Consulting Agreement, effective as of January 1, 2015, with FPC and (4) a Master Consulting Agreement (the “2016 Consulting Agreement”), effective as of January 1, 2016, with FPC.

Pursuant to the terms of the MSA, Francisco Partners provided us with consulting and advisory services, including general management services, identification, support and negotiation of acquisitions and dispositions, support and analysis with respect to financing alternatives and finance marketing, strategic planning functions and general finance functions. We reimbursed Francisco Partners for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and were scheduled to pay an annual advisory fee equal to $1.5 million per fiscal year. However, Francisco Partners waived payment of the annual advisory fee for 2016.

Pursuant to the terms of the 2014 Consulting Agreement, 2015 Consulting Agreement and 2016 Consulting Agreement, FPC provided us with operational consulting services, including consulting relating to executive operations, human capital management, procurement and supply chain optimization, sales and marketing, research and development and professional services. Each Agreement required us to pay an annual service fee and reimburse FPC for reasonable out-of-pocket expenses. We incurred service fees of $580,000 under the 2014 Consulting Agreement in fiscal 2014, $342,000 under the 2015 Consulting Agreement in fiscal 2015 and $512,000 under the 2016 Consulting Agreement in fiscal 2016.

Board Composition

Our amended and restated memorandum and articles of association provides that Francisco Partners and its affiliates have the right to designate: (i) all of the nominees for election to our Board of Directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. In each case, Francisco Partners’ nominees must comply with applicable law and stock exchange rules. In addition, Francisco Partners shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Francisco Partners’ beneficial ownership at such time. Francisco Partners shall also have the right to have its designees participate on committees of our Board of Directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. Our amended and restated memorandum and articles of association also prohibits us from increasing or decreasing the size of our Board of Directors without the prior written consent of Francisco Partners for so long as it has nomination rights. These provisions will have no further force or effect at such time as Francisco Partners owns less than 5% of our outstanding ordinary shares. As of June 30, 2017, Francisco Partners held 48.1% of the Company’s outstanding ordinary shares. See “Description of Share Capital—Director Nomination Rights.”

Members Agreement

Until the consummation of our public offering on December 14, 2016, we were party to a Members Agreement with Francisco Partners and certain other shareholders which provided certain board appointment, preemptive and other rights.

Each party to the Members Agreement agreed to vote all of the shares it beneficially owned to maintain the authorized number of directors as set forth in our previously in effect memorandum and articles of association. Each party also agreed to vote its shares to elect to our board of directors nominated by FP III Cayman and to vote for no other person. The Members Agreement also provided for customary preemptive rights for the parties in the event that we were to issue new shares, subject to certain exceptions.

Other Transactions

We sublease a facility from Precision Flow Inc. pursuant to an agreement that terminates in February 2018. Kevin Brady, who was a member of our board of directors until his resignation in August 2016, is the president and majority owner of Precision Flow Inc. We paid Precision Flow Inc. rent in the amounts of approximately $963,000, $1,155,000 and $975,000 during 2016, 2015 and 2014, respectively.

We have made purchases from Ceres Technologies, an entity which is owned by Mr. Brady, on a purchase order basis. We had purchases from Ceres Technologies of approximately $137,000, $841,000 and $1,556,000 during 2016, 2015 and 2014, respectively. Additionally, we earned sales from Ceres Technologies of approximately $215,000 during 2016.

We purchased certain parts from AFGM, an investment acquired in conjunction with our purchase of Ajax in April 2016. Our total purchases from AFGM were approximately $722,000 in 2016 and our outstanding accounts payable to AFGM totaled $344,000 at December 30, 2016. We sold our investment in AFGM in February 2017.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On August 11, 2015, we entered into a new $55.0 million Term Loan Facility and a $20.0 million Revolving Credit Facility, or our Credit Facilities, which were established pursuant to a Credit Agreement, by and among Ichor Holdings, LLC, Precision Flow Technologies, Inc. and Ichor Systems, Inc., as borrowers, certain of their subsidiaries as guarantors, Bank of America, N.A. as administrative agent, L/C issuer, and swingline lender, and the lenders from time to time party thereto, or the Credit Agreement.

To finance the Ajax Acquisition, on April 12, 2016, we increased our Term Loan Facility by an additional principal amount of $15.0 million and agreed to certain related amendments to the terms of our Credit Facilities. As of March 31, 2017, there was $39.8 million outstanding under our Term Loan Facility. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $1.8 million of debt discount.

The following summary is a description of the principal terms of our Credit Facilities and the related documents governing those facilities.

Guarantors

As of March 31, 2017, the sole guarantors under our Credit Facilities were two of our foreign subsidiaries. In addition, the borrowers under our Credit Facilities, which include Ichor Holdings, LLC, Precision Flow Technologies, Inc., Ichor Systems, Inc. and Ajax, are all jointly and severally liable for all obligations under our Credit Facilities.

Payments and Interest

Principal payments are due on a quarterly basis, however, the $25,000 payment made using proceeds from our initial public offering was treated as a prepayment, and therefore the Company is not required to make quarterly principal payments until the maturity date in August 2020, at which point any remaining principal is due.

Borrowings under our Term Loan Facility and our Revolving Credit Facility each bear interest at (1) for base rate loans, the “base rate” (as defined below) plus 3.00% or (2) for eurodollar loans, the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to our Term Loan Facility only, LIBOR shall not be less than 1.00%.

Prepayments

We are obligated to make prepayments on our Credit Facilities under the following circumstances: (i) if we incur additional indebtedness that is not permitted under our Credit Facilities, 100% of the net cash proceeds must be applied toward prepayment of the loans; (ii) if we receive net cash proceeds pursuant to non-ordinary course asset sales, casualty losses or non-permitted dispositions, in each case subject to certain thresholds, exceptions and reinvestment rights, 100% of the net cash proceeds must be applied toward prepayment of the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 loans; and (iii) 50% of our “excess cash flow” (as defined in the Credit Agreement), calculated on an annual basis, subject to customary adjustments and credits, is required to be applied toward the prepayment of the loans, provided that such percentage shall be reduced to 25% if our consolidated total net leverage ratio is less than 2.25:1.00 as of the last day of the fiscal year and 0% if less than 1.75:1.00 as of the last day of the fiscal year. The prepayments in clauses (i) through (iii) above shall be applied first, to the next four principal installments under our Term Loan Facility in direct order of maturity, second, to the remaining principal installments under our Term Loan Facility (excluding the final scheduled installment date on the maturity date) on a pro rata basis and third, to our Revolving Credit Facility.

Covenants

Our Credit Facilities contain customary covenants and restrictions on our activities, including limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; fundamental changes; dispositions; the ability to change the nature of our business, accounting policies or reporting practices, or fiscal year; financial covenants; and the ability to amend the terms of our organizational documents.

Events of Default

Events of default under our Credit Facilities include the following:

•	a failure to pay principal, interest, fees or other amounts under our Credit Facilities when due taking into account any applicable grace period;

•	any representation or warranty shall have been incorrect or misleading in any material respect when made;

•	a failure to perform or observe covenants or other terms of our Credit Facilities, subject to certain grace periods;

•	a failure to perform on any obligations under, or the existence of any default under, any other of the other loan documents, subject to certain grace periods;

•	cross-default to other material debt;

•	bankruptcy events;

•	unsatisfied final judgments over a certain threshold;

•	subordination provisions with respect to subordinated debt ceasing to be valid and enforceable;

•	a change in control; and

•	certain defaults under the Employee Retirement Income Security Act of 1974.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

DESCRIPTION OF SHARE CAPITAL

Material provisions of our amended and restated memorandum and articles of association and relevant sections of Cayman Islands law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

As of March 31, 2017, we had authorized share capital of $22,000, divided into 200,000,000 ordinary shares, each with a par value of $0.0001, and 20,000,000 preferred shares, each with a par value of $0.0001.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We do not expect for the foreseeable future to pay dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.

Preferred Shares

Our board of directors is authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;

•	diluting the voting power of our ordinary shares;

•	impairing the liquidation rights of our ordinary shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

No preferred shares are issued and outstanding, and we have no present plan to issue any of our preferred shares.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares including shares that are not fully paid-up shares.

Disclosure of Shareholder Ownership

There are no provisions in our amended and restated memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

Director Nomination Rights

Our amended and restated memorandum and articles of association provides that Francisco Partners and its affiliates (referred to herein as “Francisco Partners”) the right to designate: (i) all of the nominees for election to our Board of Directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. In each case, Francisco Partners’ nominees must comply with applicable law and stock exchange rules. In addition, Francisco Partners shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Francisco Partners’ beneficial ownership at such time. Francisco Partners shall also have the right to have its designees participate on committees of our Board of Directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. Our articles of association will also prohibit us from increasing or decreasing the size of our Board of Directors without the prior written consent of Francisco Partners for so long as it has nomination rights. These provisions will have no further force or effect at such time as Francisco Partners owns less than 5% of our outstanding ordinary shares. As of June 30, 2017, Francisco Partners held 48.1% of the Company’s outstanding ordinary shares.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 a unanimous written consent of our shareholders, increase our authorized share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders:

•	consolidate our share capital into shares of larger par value than our existing shares;

•	sub-divide our share capital into shares of smaller par value;

•	divide our shares into multiple classes; and

•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Law (2016 Revision).

Amendments

Our articles of association provide that our articles of association may only be amended at a shareholder meeting upon approval by two-thirds of the votes cast by our shareholders.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation	Memorandum of Association

	Bylaws	Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary	As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

the duties of their office honestly. This duty has four essential elements:

•     a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•     a duty not to personally profit from opportunities that arise from the office of director;

•     a duty to avoid conflicts of interest; and

•     a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or

The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud, dishonesty or willful default.

Interested Directors	Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
transaction in which such director derived an improper personal benefit.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting or by way of unanimous written consent.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Companies Law of the Cayman Islands defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolution” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
person or by proxy or by way of unanimous written consent.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filing Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. These provisions will not apply to nominations by Francisco Partners pursuant to the terms of our articles of association. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds, provided that, prior to the first date on which Francisco Partners and its affiliates cease to beneficially own at least 30% of our ordinary shares, a director may be removed with or without cause upon the affirmative vote of Francisco Partners and its affiliates which beneficially own ordinary shares. Under our articles of association, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office, subject to the rights of Francisco Partners.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under Cayman Islands Companies Law, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands

Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands
a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands
shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands
interest, if any, to be paid by the company upon the amount determined to be the fair value.

Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Delaware	Cayman Islands

represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

•     the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•     the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

•     the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty)

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association. Under our articles of association, shareholders will not have any rights to inspect or obtain copies of shareholder lists or other corporate records, provided that a list of shareholders will be made available at our principal executive office or other specified location for ten business days prior to each general meeting of shareholders.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Delaware	Cayman Islands
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association. Our articles of association provide that only shareholders that comply with our advance notice provisions may submit proposals to be brought before a meeting. The advance notice provisions do not apply to Francisco Partners.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Our articles of association authorize such written consents, but we believe that the unanimity requirement has made this option impractical since the consummation of our initial public offering.

Calling of Special Shareholders Meeting	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow only a majority of our directors or the chairman of our board of directors to call extraordinary general meetings.

Registration Rights

For information on registration rights, please see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Certain Effects of Authorized but Unissued Stock

Upon completion of this offering, we will have              ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, PA 19103.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “ICHR.”

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. We also cannot predict with certainty when or if Francisco Partners will otherwise sell its ordinary shares. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below, the 6,759,445 ordinary shares sold in our initial public offering, the 5,907,461 shares sold in our secondary offering in April 2017 and the                ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of Restricted Shares

Upon completion of this offering, we will have              ordinary shares issued and outstanding. All of the ordinary shares sold in or initial public offering or in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Francisco Partners will own approximately     % of our outstanding ordinary shares (or approximately     % if the underwriters exercise in full their option to purchase additional shares from the selling shareholders). Shares held by Francisco Partners will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Francisco Partners will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Investor Rights Agreement,” subject to the 180-day and 90-day lock-up periods described above, as applicable, Francisco Partners will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the ordinary shares held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, Francisco Partners could cause the price of the ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any registration rights other than pursuant to the Registration Rights Agreement.

Equity Compensation Plans

We have filed a registration statement on Form S-8 which registered the issuance of an aggregate of 1,888,000 ordinary shares initially reserved for issuance under our equity compensation plans. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our directors and officers and Francisco Partners have agreed that, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 90 days after the date of this prospectus (subject to certain extensions):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares; or

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares; whether any transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise. For additional information with respect to the lock-up agreements entered into in connection with this offering, see “Underwriting.”

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

MATERIAL TAX CONSIDERATIONS

Material Cayman Islands Tax Consequences

The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of your country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of an ordinary share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and has received an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

(2011 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2011 Revision) the Governor in Cabinet undertakes with us:

•	(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

•	(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	(i) on or in respect of our shares, debentures or other obligations; or

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•	(ii) by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of TWENTY years from the 22nd day of September 2015.

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications stated herein, this discussion sets forth a summary of material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. We cannot assure you that a change in law will not alter significantly the tax consequences described in this summary. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares that differ from those discussed below.

The discussion of holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets (generally, property held for investment) and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, certain U.S. expatriates, persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•

a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends and Other Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. However, subject to the discussion below on the passive foreign investment company rules, if we do make distributions of cash or other property in respect of our ordinary shares, the U.S. dollar amount of the gross amount of any such distribution will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. The Company, however, may not calculate earnings and profits in accordance with U.S. federal tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. U.S. Holders of the ordinary shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the ordinary shares.

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States and (2) we are not a passive foreign investment company for our taxable year in which the dividend is paid and the preceding taxable year. Under a published IRS Notice, common or ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ordinary shares are. Accordingly, subject to the passive foreign investment company risk discussed below (see “—Passive Foreign Investment Company”), dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be eligible for the preferential tax rates applicable to qualified dividend income.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Even if dividends would otherwise be eligible for the preferential tax rates applicable to qualified dividend income, a non-corporate U.S. Holders will not be eligible for the reduced rates of taxation if the non-corporate U.S. Holder does not hold our Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the non-corporate U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law.

Disposition of the Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) on the sale or exchange and your tax basis (in U.S. dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year at the time of the same or exchange, you will be eligible for reduced tax rates with respect to such gain. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the value of our assets and the composition of our income and assets, we do not believe we were treated as a passive foreign investment company, or PFIC, for U.S. federal income purposes for our taxable year ended December 30, 2016. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 29, 2017, or for any future taxable year, or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our U.S. tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

For these purposes, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Subject to various exceptions, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential tax rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold ordinary shares, in the absence of a “qualifying electing fund” election (which, as noted below, will not be available to you), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest ordinary income tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

Under attribution rules, if we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs you are deemed to own. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax consequences described above by making a “qualified electing fund” election to include in

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rate discussed above under “—Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities, or regularly traded, on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, as long as our ordinary shares are regularly traded, the mark-to-market election would be available to a holder of our ordinary shares if we become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If you hold ordinary shares in any year in which we are a PFIC, you will also be subject to annual information reporting requirements.

The PFIC rules are complex, and you should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale, exchange, redemption or other disposition of the ordinary shares paid to U.S. Holders, other than corporations and other exempt recipients. Backup withholding, currently at the rate of 28%, may

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 apply to those payments if such a holder fails to provide an accurate taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares), or who have a beneficial interest in or signatory authority over certain foreign financial accounts, are required to report information relating to such assets or accounts, subject to certain exceptions.

You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals or certain entities generally will be required to report our name, address and such information relating to an interest in the ordinary shares as is necessary to identify the class or issue of which your ordinary shares are a part. These requirements are subject to exceptions, including an exception for ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of ordinary shares.

Potential purchasers of our ordinary shares are urged to consult their own tax advisors to determine the U.S. federal, state, local, and non-U.S. income, estate, and other tax and tax treaty considerations of purchasing, owning and disposing of our ordinary shares.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from the selling shareholders the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
Cowen and Company, LLC
Needham & Company, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the option to purchase additional ordinary shares described below, if any of these shares are purchased.

We and the selling shareholders have been advised by the representative of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price listed on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the public offering, the representative of the underwriters may change the offering price and other selling terms.

The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional ordinary shares at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. The underwriters may exercise this option to purchase additional ordinary shares in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. The selling shareholders will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the          shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to the selling shareholders per ordinary share. The underwriting discounts and commissions are     % of the public offering price. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The selling

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional ordinary shares:

Total Fees
	Fee per share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by the selling shareholders	$	$	$

In addition, we estimate the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                 as set forth in the underwriting agreement.

We and the selling shareholders have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors and the selling shareholders have, subject to certain limited exceptions (including sales pursuant to 10b5-1 trading plans adopted by our officers), agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which it exercises discretionary authority.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional ordinary shares.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Naked short sales are any sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities having relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities having relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the our ordinary shares in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Investors in Canada

The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

LEGAL MATTERS

The validity of the ordinary shares offered pursuant to this prospectus will be passed upon by Maples and Calder, Cayman Islands. Selected legal matters as to U.S. law in connection with this offering will be passed upon by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Francisco Partners, including Francisco Partners III (Cayman), L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Francisco Partners and certain affiliated entities in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Ichor Holdings, Ltd. and its subsidiaries as of December 30, 2016 and December 25, 2015, and for each of the years in the three-year period ending December 30, 2016 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our ordinary shares being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

In addition, we are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information are be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

ICHOR HOLDINGS, LTD.

3185 Laurelview Ct.

Fremont, California 94538

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ichor Holdings, Ltd.:

We have audited the accompanying consolidated balance sheets of Ichor Holdings, Ltd. and its subsidiaries as of December 30, 2016 and December 25, 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 30, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ichor Holdings, Ltd. and its subsidiaries as of December 30, 2016 and December 25, 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon

March 28, 2017

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 30, 2016	December 25, 2015
Assets
Current assets:
Cash	$50,854	$24,188
Restricted cash	1,794	—
Accounts receivable, net	26,401	12,394
Inventories	70,881	31,287
Prepaid expenses and other current assets	7,061	3,924
Current assets from discontinued operations	99	16,539

Total current assets	157,090	88,332
Property and equipment, net	12,018	7,482
Other noncurrent assets	3,574	246
Deferred tax assets	570	296
Intangible assets, net	32,146	31,131
Goodwill	77,093	70,015
Non-current assets from discontinued operations	—	521

Total assets	$282,491	$198,023

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	88,531	42,027
Accrued liabilities	6,554	3,951
Current portion of long-term debt	—	4,550
Customer deposits	—	26
Other current liabilities	5,421	3,063
Current liabilities from discontinued operations	564	9,855

Total current liabilities	101,070	63,472
Long-term debt, net of current portion	37,944	58,038
Deferred tax liabilities	606	495
Other non-current liabilities	1,173	1,254
Non-current liabilities from discontinued operations	39	86

Total liabilities	$140,832	$123,345

Shareholders’ equity
Preferred shares ($0.0001 par value; 20,000,000 and 150,000,000 shares authorized, respectively; zero and 17,722,808 shares issued and outstanding, respectively)	—	142,728
Ordinary shares ($0.0001 par value; 200,000,000 and 250,000,000 shares authorized, respectively; 23,857,381 and 65,409 shares issued and outstanding, respectively)	2	—
Additional paid in capital	196,049	3,004
Accumulated deficit	(54,392)	(71,054)

Total shareholders’ equity	141,659	74,678

Total liabilities and shareholders’ equity	$282,491	$198,023

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Net sales	$405,747	$290,641	$249,087
Cost of sales	340,352	242,087	212,747

Gross profit	65,395	48,554	36,340

Operating expenses:
Research and development	6,383	4,813	3,915
Selling, general, and administrative	28,126	24,729	22,465
Amortization of intangible assets	7,015	6,411	6,411

Total operating expenses	41,524	35,953	32,791

Operating income	23,871	12,601	3,549
Interest expense, net	4,370	3,831	3,118
Other expense (income), net	(629)	(46)	253

Income from continuing operations before income taxes	20,130	8,816	178
Income tax benefit from continuing operations	(649)	(3,991)	(5,604)

Net income from continuing operations	20,779	12,807	5,782

Discontinued operations:
Income (loss) from discontinued operations before taxes	(4,077)	(7,406)	132
Income tax expense (benefit) from discontinued operations	40	(225)	(254)

Net income (loss) from discontinued operations	(4,117)	(7,181)	386

Net income	16,662	5,626	6,168
Less: Preferred share dividend	—	(22,127)	—
Less: Undistributed earnings attributable to preferred shareholders	(15,284)	—	(6,165)

Net income (loss) attributable to ordinary shareholders	$1,378	$(16,501)	$3

Net income (loss) per share from continuing operations attributable to ordinary shareholders:
Basic	$1.14	$(292.39)	$0.36
Diluted	$0.87	$(292.39)	$0.16
Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.92	$(517.68)	$0.36
Diluted	$0.70	$(517.68)	$0.16
Shares used to compute net income (loss) from continuing operations per share attributable to ordinary shareholders:
Basic	1,503,296	31,875	8,402
Diluted	1,967,926	31,875	18,422
Shares used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	1,503,296	31,875	8,402
Diluted	1,967,926	31,875	18,422

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Shareholders’ Equity

(in thousands, except share data)

	Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 27, 2013	17,722,808	$142,728	—	$—	$856	$(60,721)	$82,863
Capital contributions	—	—	—	—	19	—	19
Share-based compensation expense	—	—	—	—	1,011	—	1,011
Vesting of restricted shares	—	—	22,377	—	—	—	—
Net income	—	—	—	—	—	6,168	6,168

Balance at December 26, 2014	17,722,808	142,728	22,377	—	1,886	(54,553)	90,061

Share-based compensation expense	—	—	—	—	1,118	—	1,118
Vesting of restricted shares	—	—	43,032	—	—	—	—
Dividend to shareholders	—	—	—	—	—	(22,127)	(22,127)
Net income	—	—	—	—	—	5,626	5,626

Balance at December 25, 2015	17,722,808	142,728	65,409	—	3,004	(71,054)	74,678

Ordinary shares issued, net of transaction costs	—	—	5,877,778	—	47,103	—	47,103
Conversion of preferred shares to ordinary shares	(17,722,808)	(142,728)	17,722,808	2	142,726	—	—
Share-based compensation expense	—	—	—	—	3,216	—	3,216
Vesting of restricted shares	—	—	191,386	—	—	—	—
Net income	—	—	—	—	—	16,662	16,662

Balance at December 30, 2016	—	$—	23,857,381	$2	$196,049	$(54,392)	$141,659

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended
	December 30,	December 25,	December 26,
	2016	2015	2014
Cash flows from operating activities:
Net income	$16,662	$5,626	$6,168
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,497	9,936	9,628
Impairment of intangible assets	—	1,825	—
Impairment of property, plant, and equipment	—	1,335	—
Share-based compensation	3,216	1,118	1,011
Deferred income taxes	(2,429)	(4,927)	(6,195)
Amortization of debt issuance costs	527	834	309
Changes in operating assets and liabilities, net of assets acquired:
Accounts receivable, net	(9,007)	6,333	959
Inventories	(23,719)	9,110	(12,125)
Prepaid expenses and other assets	(3,381)	403	(41)
Accounts payable	36,761	(1,676)	8,749
Customer deposits	(4,234)	(3,451)	(202)
Accrued liabilities	1,612	169	213
Other liabilities	2,225	55	(383)

Net cash provided by operating activities	27,730	26,690	8,091

Cash flows from investing activities:
Capital expenditures	(4,268)	(1,367)	(3,468)
Cash paid for acquisitions, net of cash acquired	(17,407)	—	—
Proceeds from sale of intangible assets	230	—	—
Proceeds from sale of property, plant, and equipment	243	—	—

Net cash used in investing activities	(21,202)	(1,367)	(3,468)

Cash flows from financing activities:
Issuance of ordinary shares, net of fees	47,103	—	—
Net proceeds from capital contributions	—	—	19
Dividends to shareholders	—	(22,127)	—
Deferred financing fees	—	(2,631)	—
Borrowings under revolving commitment	12,000	24,000	9,000
Repayments on revolving commitment	(22,000)	(26,000)	(9,000)
Borrowing on long-term debt	15,000	55,000	—
Repayments on long-term debt	(30,171)	(43,750)	(3,250)

Net cash provided by (used in) financing activities	21,932	(15,508)	(3,231)

Net increase in cash	28,460	9,815	1,392
Cash and restricted cash at beginning of year	24,188	14,373	12,981

Cash and restricted cash at end of period	$52,648	$24,188	$14,373

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$3,686	$2,632	$2,663
Cash paid during the period for taxes	$103	$496	$611
Supplemental disclosures of non-cash activities:
Capital expenditures included in accounts payable	$1,174	$10	$86

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 1—Organization and Summary of Significant Accounting Policies

Organization and Operations of the Company

Ichor Holdings, Ltd. and Subsidiaries (the Company) designs, develops, manufactures and distributes gas and liquid delivery subsystems and complete tool solutions purchased by capital equipment manufacturers for use in the semiconductor markets. The Company is headquartered in Fremont, California and has operations in the United States, United Kingdom, Singapore, and Malaysia.

On December 30, 2011, Ichor Systems Holdings, LLC (Ichor Systems Holdings) consummated a sales transaction with Icicle Acquisition Holdings, LLC (Icicle), a Delaware limited liability company. Shortly after consummation of the sale transaction, Icicle Acquisition Holdings, LLC changed its name to Ichor Holdings, LLC (Ichor Holdings).

In March 2012, Ichor Holdings completed a reorganization of its legal structure, forming Ichor Holdings, Ltd., a Cayman Islands entity. Ichor Holdings, Ltd. is now the reporting entity and the ultimate parent company of the operating entities.

In January 2016, the Company decided to shut its Kingston, New York facility which was the primary facility for the Precision Flow Technologies, Inc. subsidiary. In May 2016, the Company ceased operations in this facility and ended the relationship with the customer it served in this location. The Company’s consolidated financial statements and accompanying notes for current and prior periods have been retroactively adjusted to present the results of operations of the Precision Flow Technologies, Inc. subsidiary as discontinued operations. In addition, the assets and liabilities to be disposed of have been treated and classified as discontinued operations. For more information on discontinued operations see Note 15–Discontinued Operations.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All intercompany balances and transactions have been eliminated upon consolidation. All financial figures presented in the notes to consolidated financial statements are in thousands, except share, per share, and percentage figures.

These consolidated financial statements include the following wholly owned subsidiaries of Ichor Holdings, Ltd.:

•	FP-Ichor Ltd. (Cayman)

•	Icicle Acquisition Holding Coöperatief U.A.

•	Icicle Acquisition Holding B.V.

•	Ichor Holdings Ltd (Scotland).

•	Ichor Systems Ltd. (Scotland)

•	Ichor Holdings, LLC

•	Ichor Systems, Inc.

•	Ichor Systems Malaysia Sdn Bhd

•	Ichor Systems Singapore Pte. Ltd.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•	Precision Flow Technologies, Inc.

•	Ajax-United Patterns & Molds, Inc.

Public Offering and Reverse Stock Split

On December 14, 2016, the Company completed an initial public offering (“IPO”) of 5,877,778 ordinary shares at a price to the public of $9.00 per share. The Company received net proceeds from the offering of $47,103 after offering fees and expenses. The net proceeds were used to repay $40,000 of the Company’s loans outstanding under the Company’s Credit Facilities.

Immediately prior to the IPO, the Company amended and restated its memorandum of association to reflect the conversion of all outstanding preferred shares to 17,722,808 ordinary shares. As part of the IPO, the Company authorized 200,000,000 ordinary shares at $0.0001 par value per share. The Company also authorized the issuance of 20,000,000 preferred shares at $0.0001 par value per share, with no shares outstanding.

In connection with the IPO, the Company amended its memorandum of association to effect an 8.053363 for 1 reverse stock split of its common stock. Concurrent with the reverse stock split, the Company adjusted the number of shares subject to, and the exercise price of, its outstanding stock options and restricted shares under the Company’s 2012 Amended Management Incentive Plan (the “2012 Plan”) so that the holders of the options were in the same economic position both before and after the stock split. As a result of the reverse stock split, all previously reported share and per share amounts, including options in these consolidated financial statements and accompanying notes, have been retrospectively restated to reflect the reverse stock split.

Year End

We use a 52 or 53 week fiscal year ending on the last Friday in December. The years ended December 30, 2016, December 25, 2015, and December 26, 2014 were 53 weeks, 52 weeks, and 52 weeks, respectively. All references to 2016, 2015, and 2014 are references to fiscal years unless explicitly stated otherwise.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from the estimates made by management. Significant estimates include the fair value of assets and liabilities acquired in acquisitions, estimated useful lives for long-lived assets, allowance for doubtful accounts, inventory valuation, uncertain tax positions, fair value assigned to stock options granted, and impairment analysis for both definite-lived intangible assets and goodwill.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 605, Revenue Recognition. Product sales are recognized when there is persuasive

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Product sales typically are recognized at the time of shipment or when the customer takes title of the goods. All amounts billed to a customer related to shipping and handling are classified as net sales, while all costs incurred by the Company for shipping and handling are classified as cost of goods sold.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable, accounts payable and long-term debt.

The Company derived approximately 97%, 95%, and 96% of its sales from continuing operations from two customers during 2016, 2015, and 2014, respectively. At December 30, 2016 and December 25, 2015, those customers represented, in the aggregate, approximately 83% and 79%, respectively, of the accounts receivable balance.

Accounts receivable are carried at invoice price less an estimate for doubtful accounts. Payment terms vary by customer, but generally are due within 15–60 days. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends, and other information. Activity and balances related to the Company’s allowance for doubtful accounts is as follows:

Allowance for doubtful accounts
Balance at December 26, 2014	$385
Charges to costs and expenses	(6)
Write-offs	(256)

Balance at December 25, 2015	123
Charges to costs and expenses	71

Balance at December 30, 2016	$194

The Company requires collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit. If the financial condition of the Company’s customers were to deteriorate and result in an impaired ability to make payments, additions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded to income when received.

The Company uses qualified manufacturers to supply many components and subassemblies of its products. The Company obtains the majority of its components from a limited group of suppliers. A majority of the purchased components used in the Company’s products are customer specified. An interruption in the supply of a particular component would have a temporary adverse impact on the Company’s operating results.

The Company maintains cash balances at both United States-based and foreign-based commercial banks. At various times during the year, cash balances in the United States will exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC). The majority of the cash maintained in foreign-based commercial banks is insured by the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 government where the foreign banking institutions are based. Cash held in foreign-based commercial banks totaled $14,658 and $9,494 at December 30, 2016 and December 25, 2015, respectively. No losses have been incurred at December 30, 2016 and December 25, 2015 for the amounts exceeding the insured limits.

Fair Value Measurements

The Company estimates the fair value of its financial assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date

There were no changes to the Company’s valuation techniques during 2016. The Company’s financial assets and liabilities include cash, accounts receivable, accounts payable, and debt. The Company estimates that the recorded value of its financial assets and liabilities approximates fair value at December 30, 2016 and December 25, 2015.

The Company estimates the value of intangible assets on a nonrecurring basis based on an income approach utilizing discounted cash flows. Under this approach, the Company estimates the future cash flows from its asset groups and discounts the income stream to its present value to arrive at fair value. Future cash flows are based on recently prepared operating forecasts. Operating forecasts and cash flows include, among other things, revenue growth rates that are calculated based on management’s forecasted sales projections. A discount rate is utilized to convert the forecasted cash flows to their present value equivalent. The discount rate applied to the future cash flows includes a subject-company risk premium, an equity market risk premium, a beta, and a risk-free rate. As this approach contains unobservable inputs, the measurement of fair value for intangible assets is classified as Level 3.

At December 30, 2016, intangible assets passed the recoverability test resulting in no impairment. At December 25, 2015, certain intangibles assets associated with our Kingston facility did not pass the recoverability test, and the Company recorded an impairment charge of $1,825. See Note 15—Discontinued Operations for additional details on the closure of the Kingston, New York location.

Our goodwill assessment performed in the fourth quarter of 2016 and 2015 did not indicate impairment of goodwill.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs.

The Company analyzes its inventory levels and records a write-down for inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected customer demand. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions, and general economic conditions. The Company recorded inventory write-downs of $3,921, $3,000, and $1,511 during 2016, 2015, and 2014, respectively. Included in these write-downs are $1,999, $1,506, and $403, related to the Kingston, New York operation during 2016, 2015, and 2014, respectively.

Property and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful lives of PP&E
Machinery	5-10 years
Leasehold improvements	Lesser of 15 years of lease term
Computer software, hardware, and equipment	3-5 years
Office furniture, fixtures, and equipment	5-7 years
Vehicles	5 years

Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in selling, general and administrative expenses on the consolidated statements of operations.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset (or asset group) may not be recoverable. In analyzing potential impairments, projections of future cash flows from the asset group are used to estimate fair value. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset group, a loss is recognized for the difference between the estimated fair value and the carrying value of the asset group. The projections are based on assumptions, judgments and estimates of revenue growth rates for the related business, anticipated future economic, regulatory and political conditions, the assignment of discount rates relative to risk, and estimates of terminal values.

In connection with the decision to exit the Kingston, New York facility in 2016, as discussed in Note 15—Discontinued Operations, the Company performed long-lived asset recoverability tests and it was determined the carrying value of the Systems Integration long-lived assets exceeded the undiscounted cash flows. Accordingly, the Company recorded a write-down to its customer relationships, developed technology, and property and equipment of $1,260, $565,

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 and $1,335, respectively, during 2015, which are included in net income (loss) from discontinued operations on the statements of operations.

Other Non-Current Assets

In conjunction with the acquisition of Ajax, which occurred on April 12, 2016, the Company acquired two investments and a note receivable that were recorded at fair value on the date of acquisition: a cost method investment in a private company, CHawk Technology International, Inc., of approximately $1,490, an equity method investment in a private company, Ajax Foresight Global Manufacturing Sdn. Bhd. (“AFGM”), of $510, and a note receivable of $948 due from AFGM. The Company accounts for these investments on the cost and equity method, respectively, as the Company does not control either entity. The Company recorded $240 in equity in earnings of AFGM in 2016, which is included in other expense (income), net on the statements of operations. At December 30, 2016 AFGM had a carrying value of $750. At the end of each reporting period the Company determines whether events or circumstances have occurred that are likely to have a significant adverse effect on the fair value of these investments and note receivable. At December 30, 2016, no such circumstances have been identified.

Intangible Assets

The Company accounts for its intangible assets that have a definite life and are amortized on a basis consistent with their expected cash flows over the following estimated useful lives:

Estimated useful lives of intangibles
Trademarks	10 years
Customer relationships	10 years
Developed technology	7 years

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. We first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. Under the first step, the fair value of the reporting unit is compared to its carrying value, and, if an indication of goodwill impairment exists in the reporting unit, the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill as determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. For purposes of testing goodwill for impairment, the Company has concluded it operates in one reporting unit.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The Company performed a qualitative goodwill assessment in the fourth quarter of 2016 and 2015. Our goodwill assessment performed in 2016 and 2015 indicated that it was more likely than not the fair value of goodwill exceeded the carrying value.

Research and Development Costs

Research and development costs are expensed as incurred.

Warranty Costs

The Company’s product warranties vary by customer, but generally extend for a period of one to two years from the date of sale. Provisions for warranties are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific problems that may arise. Historical product warranty expense has not been significant.

Advertising Costs

The Company charges advertising costs to operations as incurred. Advertising costs were not significant and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Self-Insurance

The Company sponsors a self-insured medical plan for employees and their dependents. A third party is engaged to assist in estimating the loss exposure related to the self-retained portion of the risk associated with this insurance.

Special Bonus

On August 11, 2015, the Board of Directors instituted a special bonus to certain members of management totaling $3,110, of which $1,761, $205, and $132 was earned and recorded as a component of selling, general, and administrative, research and development, and cost of sales, respectively, in 2015. The remaining $1,012 could be earned by certain members of management through the fourth quarter of 2018 based on their continued employment. In December 2016 the Board of Directors approved that all remaining special bonus was earned and to be paid in December 2016. During 2016, the Company expensed $621 related to the special bonus, including the amount earned in the fourth quarter of 2016. The remaining amount of the bonus was forfeited due to employee terminations. Management does not expect to pay bonuses of this nature in future periods.

Share-Based Payments

The Company uses the Black-Scholes option-pricing model to value the awards on the date of grant. The Company uses the simplified method to estimate the expected term of its share-based awards for all periods, as the Company did not have sufficient history to estimate the weighted average expected term. The risk-free interest rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. Estimated volatility for 2016, 2015, and 2014 is based on historical volatility of similar entities whose share prices are publicly traded.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Income Taxes

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense for the current year differs from the statutory rate primarily as a result of an increase in the valuation allowance in the U.S. and the impact of foreign operations, including withholding taxes, as well as a discrete tax benefit of approximately $2,271 that was recorded in association with certain tax attributes from the Ajax acquisition (see Note 2—Ajax-United Patterns & Molds, Inc. Acquisition).

The Company files federal income tax returns, foreign income tax returns, as well as multiple state and local tax returns. The Company is no longer subject to US Federal examination for tax years ending before 2013, to state examinations before 2012, or to foreign examinations before 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforward.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the Company’s consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company recognizes interest and penalties as a component of income tax benefit.

Foreign Operations

The functional currency of the Company’s international subsidiaries located in the United Kingdom, Singapore, and Malaysia, is the U.S. dollar. Transactions denominated in currencies other than the functional currency generate foreign exchange gains and losses that are included in other expense (income), net on the accompanying consolidated statements of operations. Substantially, all of the Company’s sales and agreements with third-party suppliers provide for pricing and payments in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. Foreign operations consist of sales of $241,669, $173,735, and $143,446, during 2016, 2015, and 2014, respectively. Assets of foreign operations totaled $90,374 and $52,852 at December 30, 2016 and December 25, 2015, respectively.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Accounting Pronouncements Recently Adopted

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The update addresses accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. ASU 2014-12 indicates that, in such situations, the performance target should be treated as a performance condition and, accordingly, the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. ASU 2014-12 is effective for annual periods and interim periods beginning after December 15, 2015. We adopted ASU 2014-12 on December 26, 2015, which did not did have an impact on previously reported amounts or significant impact on its ongoing financial reporting.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. We adopted ASU 2015-03 on December 26, 2015 and retroactively recorded debt issuance costs as a reduction to long-term debt for all periods presented.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”), which for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted as of the beginning of an interim or annual period. The Company adopted ASU 2015-11 on December 26, 2015, which did not did have an impact on previously reported amounts or significant impact on its ongoing financial reporting.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”). Currently, an acquiring entity is required to retrospectively adjust the balance sheet amounts of the acquiree recognized at the acquisition date with a corresponding adjustment to goodwill as a result of changes made to the balance sheet amounts of the acquiree. The measurement period is the period after the acquisition date during which the acquirer may adjust the balance sheet amounts recognized for a business combination (generally up to one year from the date of acquisition). The changes eliminate the requirement to make such retrospective adjustments, and, instead require the acquiring entity to record these adjustments in the reporting period they are determined. The new standard is effective for periods beginning after December 15, 2015. We adopted ASU 2015-16 on December 26, 2015 on a prospective basis for any changes to provisional amounts after the acquisition date. In the third quarter of 2016, we recognized certain measurement period adjustments as disclosed in Note 2–Ajax-United Patterns & Molds, Inc. Acquisition to our consolidated financial statements.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We adopted ASU 2015-17 on a retrospective basis in the fourth quarter of 2015. Accordingly, we reclassified current deferred taxes to noncurrent on our consolidated balance sheets.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). This amendment simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016. The Company adopted ASU 2016-09 in 2016, which did not did have an impact on previously reported amounts or significant impact on its ongoing financial reporting.

Accounting Pronouncements Recently Issued

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is effective for reporting periods beginning after December 15, 2018 for the Company, with early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this accounting standard.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). The Company is currently evaluating the impact of this accounting standard.

Note 2—Ajax-United Patterns & Molds, Inc. Acquisition

In April 2016, the Company completed a stock purchase agreement of Ajax-United Patterns & Molds, Inc. (“Ajax”), a manufacturer of complex plastic and metal products used in the medical, biomedical, semiconductor, data communication and food processing equipment industries, for $17,594 with an additional potential earn-out payment of $1,500 due in March 2017 if certain financial targets are met. The Company does not believe these financial targets will be met. Pursuant to the purchase agreement, $1,300 was placed in escrow for working capital adjustments and is reflected in the accompanying consolidated balance sheet at December 30, 2016 as restricted cash. The Company has submitted working capital claims to the Ajax sellers and believes a substantial portion of the amount in escrow will be returned to the Company.

The total preliminary purchase price of $17,594 was allocated to the underlying assets acquired and liabilities assumed based on their fair values. The allocation of purchase price to

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 goodwill and identifiable assets and liabilities is subject to the final determination of purchase price, as the purchase price and asset values are subject to valuation and contractual adjustments of working capital, which has not been settled.

The following table presents the preliminary allocation and measurement period adjustments of the purchase price of $17,594 to the assets acquired and liabilities assumed based on their fair values. Measurement period adjustments are primarily related to finalization of the valuation of deferred tax liabilities and intangible assets acquired:

	Preliminary Allocation April 12, 2016	Measurement Period Adjustment	Preliminary Allocation December 30, 2016
Cash acquired	$187	$—	$187
Accounts receivable, net	1,245	5	1,250
Inventories	3,236	—	3,236
Prepaid expenses and other current assets	77	—	77
Property and equipment, net	1,545	—	1,545
Other noncurrent assets	2,948	—	2,948
Intangible assets, net	8,130	(100)	8,030
Goodwill	4,629	2,449	7,078
Accounts payable and other accrued liabilities	(4,403)	(83)	(4,486)
Deferred tax liabilities	—	(2,271)	(2,271)

Total acquisition consideration	$17,594	$—	$17,594

The acquisition is expected to allow us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries. The Company has preliminarily allocated approximately $7,078 of the purchase price to goodwill. Goodwill was primarily attributed to assembled workforce and expected synergies resulting from the acquisition. Goodwill is not deductible for tax purposes.

As a result of the acquisition, the Company has preliminarily recorded approximately $10,516 of net identifiable assets including $8,030 of identifiable intangible assets and $6,757 of identifiable liabilities. The acquired intangible assets consist primarily of $8,000 of customer relationship and will be amortized over their useful lives of ten years.

In 2016, the Company also incurred approximately $1,514 in acquisition-related transaction costs which are included in selling, service and administration expenses in the Consolidated Statements of Operations. The operating results of this acquisition are included in the Company’s results of operations since the date of acquisition. Since the date of acquisition, Ajax contributed $19,976 in sales and $575 of operating income. Pro forma financial information has not been provided for the acquisition of Ajax as it was not material to the Company’s current year operations and overall financial position.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 3—Inventory

Inventory consists of the following:

	December 30, 2016	December 25, 2015
Raw materials	$46,889	$33,481
Work in process	22,649	11,958
Finished goods	9,423	4,619
Excess and obsolete adjustment	(8,080)	(6,132)

	$70,881	$43,926

The following table presents changes to the Company’s excess and obsolete adjustment:

Excess and obsolete adjustment
Balance at December 27, 2013	$(3,035)
Charge to cost of sales	(1,511)
Disposition of inventory	479

Balance at December 26, 2014	(4,067)
Charge to cost of sales	(3,000)
Disposition of inventory	935

Balance at December 25, 2015	(6,132)
Charge to cost of sales	(3,921)
Disposition of inventory	1,973

Balance at December 30, 2016	$(8,080)

Note 4—Property and Equipment

Property and equipment consist of the following:

	December 30, 2016	December 25, 2015
Machinery	$5,243	$3,693
Leasehold improvements	11,276	8,607
Computer software, hardware and equipment	2,848	2,313
Office furniture, fixtures and equipment	220	216
Vehicles	10	8
Construction-in-process	2,069	179

	21,666	15,016
Less accumulated depreciation	(9,648)	(7,251)

Total property and equipment	$12,018	$7,765

Depreciation expense for 2016, 2015, and 2014 was $2,482, $3,050, and $2,742, respectively.

During 2016, we sold property and equipment related to discontinued operations for proceeds of $243.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 5—Goodwill and Intangible Assets

Definite-lived intangible assets consist of the following:

	December 30, 2016
	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount	Weighted average remaining useful life
Trademarks	$9,690	$(4,845)	$—	$4,845	5.0 years
Customer relationships	50,557	(17,150)	(11,076)	22,331	6.5 years
Developed technology	28,100	(14,975)	(8,155)	4,970	2.0 years
Backlog	30	(30)	—	—	0.0 years

Total intangible assets	$88,377	$(37,000)	$(19,231)	$32,146

	December 25, 2015
	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount	Weighted average remaining useful life
Trademarks	$9,690	$(3,876)	$—	$5,814	6.0 years
Customer relationships	42,557	(13,618)	(11,076)	17,863	6.0 years
Developed technology	28,100	(12,261)	(8,155)	7,684	3.0 years

Total intangible assets	$80,347	$(29,755)	$(19,231)	$31,361

Amortization expense totaled $7,015, $6,886, and $6,886 during 2016, 2015, and 2014, respectively.

During 2016, we sold intangible assets related to discontinued operations for proceeds of $230.

Future projected annual amortization expense consists of the following:

Future amortization expense
2017	$7,211
2018	7,211
2019	4,727
2020	4,727
2021	4,727
Thereafter	3,543

$32,146

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following tables present the changes to goodwill:

Goodwill
Balance at December 26, 2014	$70,015
Acquisitions	—
Impairment	—

Balance at December 25, 2015	70,015
Acquisitions	7,078
Impairment	—

Balance at December 30, 2016	$77,093

Note 6—Commitments and Contingencies

Operating Leases

The Company leases offices under various operating leases expiring through 2024. The Company is responsible for utilities and its proportionate share of operating expenses under the facilities’ leases. The Company recognizes escalating lease payments on a straight-line basis over the lease term. Rent expense for 2016, 2015, and 2014 was $2,942, $2,988, and $3,146, respectively. Future minimum lease payments for non-cancelable operating leases as of December 30, 2016 are as follows:

Future minimum lease payments
2017	$3,813
2018	1,649
2019	1,017
2020	967
2021	478
Thereafter	653

$8,577

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Purchase Commitments

At December 30, 2016, the Company has purchase orders outstanding for raw materials and component parts totaling $88,326.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 7—Income Taxes

Income from continuing operations before tax was as follows:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
United States	$(12,553)	$(15,319)	$(13,841)
Foreign	32,683	24,135	14,019

Income from continuing operations before tax	$20,130	$8,816	$178

Significant components of income tax benefit from continuing operations consist of the following:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Current:
Federal	$—	$(1,001)	$—
State	(73)	65	95
Foreign	1,858	1,816	786

Total current tax expense	1,785	880	881

Deferred:
Federal	(2,213)	(4,296)	(5,704)
State	—	(203)	(701)
Foreign	(221)	(372)	(80)

Total deferred tax benefit	(2,434)	(4,871)	(6,485)

Income tax benefit from continuing operations	$(649)	$(3,991)	$(5,604)

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit from continuing operations consist of the following:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Effective rate reconciliation:
U.S. federal tax expense	$7,046	$3,084	$62
State income taxes, net	(324)	(383)	(320)
Permanent items	488	114	76
Foreign rate differential	(5,907)	(4,259)	(2,491)
Tax holiday	(5,714)	(3,872)	(2,279)
Credits	(794)	(691)	(986)
Tax contingencies	86	(835)	170
Withholding tax	1,435	925	465
Other, net	168	(71)	(301)
Valuation allowance release due to acquisition	(2,271)	—	—
Valuation allowance	5,138	1,997	—

Income tax benefit from continuing operations	$(649)	$(3,991)	$(5,604)

Deferred income tax assets and liabilities from continuing operations consist of the following as of:

	December 30, 2016	December 25, 2015
Deferred tax assets:
Inventory	$2,159	$1,443
Share-based compensation	1,521	683
Accrued payroll	903	563
Net operating loss carryforwards	5,274	5,174
Transaction costs	191	206
Tax credits	3,600	2,838
Other assets	2,337	1,606

Deferred tax assets	15,985	12,513
Valuation allowance	(4,888)	(1,997)

Total deferred tax assets	11,097	10,516

Deferred tax liabilities:
Intangible assets	(10,830)	(10,228)
Property, plant and equipment	—	—
Other liabilities	(303)	(487)

Total deferred tax liabilities	(11,133)	(10,715)

Net deferred tax liability	$(36)	$(199)

At December 30, 2016, the Company had federal and state net operating loss carryforwards of $20,640 and $13,783, respectively. The federal and state net operating loss carryforwards, if not utilized, will begin to expire in 2031 and 2026, respectively. At December 30, 2016, the Company had federal and state research and development credits of $1,104 and $278, respectively. The

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 federal and state research and development credits, if not utilized, will begin to expire in 2032 and 2018, respectively. Additionally, the Company had foreign tax credits of $537, which if not utilized, will begin to expire in 2022.

Utilization of the domestic net operating loss and credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred or that could occur in the future, as required by Section 382 of the Code, as well as similar state provisions. These ownership changes may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. The Company believes utilization of its federal and state net operating loss and credit carryforwards should not be limited under the provisions of Section 382.

At December 30, 2016, the Company did not recognize a deferred tax asset on the undistributed earnings of the Company’s foreign subsidiaries that are not considered to be indefinitely reinvested, due to limitations on benefit recognition.

We have determined the amounts of our valuation allowances based on our estimates of taxable income by jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. We determined it is not more-likely-than-not that our U.S. entities will generate sufficient taxable income to offset reversing deductible timing differences and to fully utilize carryforward tax attributes. Accordingly, we recorded a valuation allowance against those deferred tax assets for which realization does not meet the more-likely-than-not standard. Similarly, there is a valuation allowance on our state deferred tax assets due to the same uncertainties regarding future taxable U.S. income. The Company completed the acquisition of Ajax in the second quarter. As a result of the acquisition, there was a valuation allowance release resulting in a tax benefit of $2,271.

The Company was granted a tax holiday for its Singapore operations effective 2011 through 2021. The tax holiday is subject to certain conditions, which are required to be met by March 31, 2017. As of December 30, 2016, the Company is in compliance with certain conditions, with the exception of the headcount requirement, which the Singapore taxing authority granted a waiver. For the remaining conditions, the Company intends to be in compliance with the conditions specified by March 31, 2017. The net impact of the tax holiday in Singapore as compared to the Singapore statutory rate was a benefit of $5,714, $3,872, and $2,279, during 2016, 2015, and 2014, respectively.

As of December 30, 2016, the Company has recognized $444 of unrecognized tax benefits in long-term liabilities and $132 of unrecognized tax benefits in noncurrent deferred tax liabilities on the accompanying consolidated balance sheet. If recognized, $474 of this amount would impact the Company’s effective tax rate. The Company does not expect a significant decrease to the total amount of unrecognized tax benefits within the next twelve months.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Unrecognized tax benefits
Balance at December 27, 2013	$1,775
Increase in tax positions for current year	111
Increase in tax positions for prior period	132
Decrease in tax positions for prior period	(633)

Balance at December 26, 2014	$1,385
Increase in tax positions for current year	85
Decrease in tax positions for prior period	(912)

Balance at December 25, 2015	558
Increase in tax positions for current year	118
Decrease in tax positions for prior period	(100)

Balance at December 30, 2016	$576

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. The Company’s three major filing jurisdictions are the United States, Singapore and Malaysia. The Company is no longer subject to US Federal examination for tax years ending before 2013, to state examinations before 2012, or to foreign examinations before 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforward.

Note 8—Employee Benefit Programs

401(k) Plan

The Company sponsors a 401(k) plan available to employees of its United States-based subsidiaries. Participants may make salary deferral contributions not to exceed 50% of a participant’s compensation in a plan year or the maximum amount otherwise allowed by law. Eligible employees receive a discretionary matching contribution equal to 50% of each participant’s deferral, up to an annual maximum of two thousand five hundred dollars. For 2016, 2015, and 2014, matching contributions were $332, $370, and $321, respectively.

Medical Insurance

The Company sponsors a self-insured group medical insurance plan for its U.S. employees and their dependents. The self-insured plan is designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer, in order to limit the Company’s exposure. For 2016, 2015, and 2014, expense incurred related to this plan was $2,198, $2,829, and $1,894, respectively.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 9—Credit Facilities

Long-term debt consists of the following:

	December 30, 2016	December 25, 2015
2015 Credit Facility
Term loan	$39,830	$—
2011 Credit Facility
Term loan A	—	55,000
Revolving commitment	—	10,000

Total principal amount of long-term debt	39,830	65,000
Less unamortized debt issuance costs	(1,886)	(2,412)

Total long-term debt	37,944	62,588
Less current portion	—	(4,550)

Total long-term debt, net of current portion	$37,944	$58,038

Maturities of long-term debt consist of the following:

Future maturities of long-term debt
2017	$—
2018	—
2019	—
2020	39,830

$39,830

2015 Credit Facility

On August 11, 2015, the Company and its subsidiaries entered into a new $55,000 term loan facility and $20,000 revolving credit facility (collectively, the “2015 Credit Facility”) with a syndicate of lenders and repaid all outstanding indebtedness under the prior $50,000 term loan facility and $25,000 revolving credit facility discussed below. The 2015 Credit Facility also includes a letter of credit subfacility under the revolving credit facility.

The Company recorded $2,631 in debt issuance costs associated with the 2015 Credit Facility and is amortizing this balance over the term of the facility to interest expense. The company wrote off previously existing debt issuance costs related to the old credit facility resulting in an extinguishment loss of $470, which is included within interest expense in the accompanying financial statements.

In April 2016, the Company acquired Ajax-United Patterns & Molds, Inc. (see Note 2—Ajax-United Patterns & Molds, Inc. Acquisition). To fund the acquisition, the Company amended the 2015 Credit Facility and increased the term loan facility by $15,000 and drew an additional $4,000 on the revolving credit facility.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The 2015 Credit Facility is secured by all tangible and intangible assets of the Company and includes customary representations, warranties, and covenants. Additionally, the Company is required to maintain a fixed charge coverage ratio of 1.25 : 1 measured quarterly, and a consolidated leverage ratio as noted below:

Four Fiscal Quarters Ending	Maximum consolidated leverage ratio
December 30, 2016 through September 29, 2017	2.50 : 1
December 29, 2017 through September 28, 2018	2.25 : 1
December 28, 2018 through June 26, 2020	2.00 : 1

Interest is charged at either the Base Rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The Base Rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) the Eurodollar Rate plus 1.00%. The applicable margin on Base Rate and Eurodollar Rate loans is 3.00% and 4.00%, per annum, respectively. Interest payments on the outstanding principal balance are due quarterly if loans are made under the Base Rate. Interest payments are due on the last day of the applicable interest period under Eurodollar Rate loans.

The Company may borrow up to $55,000 under the new term loan facility. Principal payments are due on a quarterly basis, however, the $25,000 payment made using proceeds from our IPO in December 2016 was treated as a pre-payment, and therefore the Company is not required to make quarterly principal payments until the maturity date in August 2020, at which point any remaining principal is due. As of December 30, 2016, the term loan facility bore interest at the Eurodollar rate option at 5.00%.

Under the revolving credit facility, the Company is able to borrow an amount equal to the lesser of i) $5,000 and ii) the revolving credit facility under a swingline loan. The borrowing availability under the swingline loan is a sublimit to the revolving commitment. There were no borrowings outstanding under the revolving credit facility at December 30, 2016.

2011 Credit Facility

On December 30, 2011, the Company and its subsidiaries executed a $75,000 senior secured credit facility, as amended (the “2011 Credit Facility”), with a syndicate of lenders. The 2011 Credit Facility consisted of a $15,000 term loan (“term loan A”), a $35,000 term loan (“term loan B”), and a $25,000 revolving commitment with a letter of credit subfacility. The Company paid a commitment fee equal to 0.375% per annum on the unused portion of the Facility. The Company recorded $1,332 in debt financing fees associated with the Facility, and amortized this balance over the term of the Facility to interest expense. The Facility was secured by all tangible and intangible assets of the Company.

The 2011 Credit Facility contained prepayment provisions in the event of certain actions, including but not limited to, a qualifying initial public offering, new indebtedness, and proceeds from asset sales and upon earning excess cash flows, as defined in the 2011 Credit Facility agreement. The 2011 Credit Facility contained customary representations, warranties, and covenants. The 2011 Credit Facility was replaced on August 11, 2015.

Interest was charged at either the ABR rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The ABR rate is equal to the higher of i) the Prime Rate, ii)

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 the Federal Funds Effective rate plus 0.50%, or iii) 4.00%. The applicable margin for term loan A on ABR rate loans and Eurodollar rate loans was 0.50% and 3.00%, per annum, respectively. The applicable margin for term loan B and the revolving commitment on ABR rate loans and Eurodollar rate loans was 0.50% and 3.00%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans.

Note 10—Shareholders’ Equity

Preferred Shares

Prior to the IPO, the Company’s preferred shares had the following characteristics:

Conversion—The holders of preferred shares may convert to common stock at any time at the option of the holder, and the preferred shares will automatically convert to common stock upon a majority vote of the holders of preferred stock. The conversion price is equal to the ratio of the original issuance price divided by the conversion price.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the preferred shareholders are entitled to receive an amount per share equal to the greater of (i) The original issuance price plus any dividends declared but unpaid or (ii) an amount per share that would have been payable assuming conversion to common stock immediately prior to a liquidation event. Any remaining assets of the Company after the initial liquidation preference will be made to the common stock holders on a pro rata basis. If the assets of the Company are not sufficient for the full liquidation preference, the holders will share in any distribution on a pro rata basis.

Voting—Preferred shareholders have voting rights based on the number of shares of common stock into which the preferred shares can convert.

Dividends—Preferred shareholders are entitled to receive dividends when and if declared by the Board of Directors. In August 2015, the Board of Directors approved and paid a cash dividend totaling $22,127 to the preferred shareholders.

At the IPO, all outstanding preferred shares were converted into 17,722,808 ordinary shares.

Note 11—Related Party Transactions

On January 10, 2011, PFT entered into a sublease agreement with Precision Flow Inc., which was majority owned by a member of the board of directors of the Company. During 2016, 2015, and 2014, PFT paid $963, $1,155, and $975, respectively, in sublease rent to Precision Flow Inc. The sublease agreement between PFT and Precision Flow Inc. expires February 28, 2018. The Company has ceased operations in this facility as of May 2016 but has not completed a lease termination agreement with Precision Flow Inc. As of December 30, 2016, this board member has resigned, and therefore no related party relationship exists going forward.

The Company had purchases totaling $137, $841, and $1,556 from Ceres, an entity owned by a member of the board of directors of the Company, during 2016, 2015, and 2014, respectively. Outstanding accounts payable to Ceres at December 30, 2016 and December 25, 2015 totaled $0 and $153, respectively. The Company had sales totaling $215 during 2016. The

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Company had substantially zero sales to Ceres during 2015 and 2014. The Company had no outstanding accounts receivable from Ceres at December 30, 2016 and December 25, 2015. As of December 30, 2016, this board member has resigned, and therefore no related party relationship exists going forward.

The Company received consulting services from Francisco Partners Consulting, LLC totaling $512, $342, and $580 during 2016, 2015, and 2014, respectively. Outstanding accounts payable to Francisco Partners Consulting, LLC totaled a total of $0 and $305 at December 30, 2016 and December 25, 2015, respectively.

The Company purchases certain parts from AFGM (see Note 1—Organization and Summary of Significant Accounting Policies). Total purchases from AFGM were $722 in 2016. Outstanding accounts payable to AFGM totaled $344 at December 30, 2016.

The Company also received consulting and advisory services from Francisco Partners Management, L.P. pursuant to a Master Services Agreement (“MSA”). This MSA provides that the Company will reimburse Francisco Partners Management, L.P. for reasonable out-of-pocket expenses incurred in connection with providing the Company consulting and advisory services and pay an annual advisory fee equal to $1,500 per year. However, Francisco Partners Management, L.P. has waived payment of all such out-of-pocket fees and advisory fees for 2016, 2015, and 2014.

The Company received engineering services from Vignani. Vignani is a subsidiary of Foliage Inc. The Chairman of the Company’s board of directors was on the board of directors of Foliage, Inc. until 2014. Fees incurred for the services during 2014 were $889.

On August 26, 2014, the Company entered into a Separation and Release Agreement, or the “Separation Agreement,” with the former CEO in connection with the termination of his employment with the Company. Pursuant to the terms of the Separation Agreement, (1) the former CEO’s employment with the Company was terminated effective as of August 12, 2014, (2) the former CEO did not receive any severance or other benefits from the Company following his termination date, (3) all equity securities of the Company owned, directly or indirectly, by the former CEO, including vested and unvested stock options, were transferred to the Company, (4) the former CEO agreed to reimburse the Company $1,254, (5) the former CEO agreed to a three-year noncompetition covenant and a three-year nonsolicitation covenant covering employees, contractors, customers, vendors and other business relations, (6) the former CEO agreed to continue complying with the confidentiality and intellectual property assignment agreement previously entered into in connection with his employment, (7) the former CEO agreed to a general release of claims against the Company and (8) the parties agreed to a mutual nondisparagement covenant.

In 2014, the Company paid two entities owned by the Company’s former chief executive officer for various services performed at the direction of the former CEO. The Company included the amount paid of $173, in selling, general and administrative expenses on the accompanying consolidated statements of operations, associated with these entities in 2014. No payments were made to these entities after June 30, 2014, and the Company’s relationship with these entities has terminated.

Certain travel and entertainment expenses were reimbursed to our former chief executive officer in contravention of our travel reimbursement policy. We paid $324 to the former chief

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 executive officer in 2014. These amounts were repaid to the Company in the third quarter of 2014 as part of the reimbursement of $1,254.

Note 12—Share-Based Compensation

2016 Plan

In December 2016, the Company adopted the 2016 Omnibus Incentive Plan (“the 2016 Plan”). Under the 2016 Plan, a maximum of 1,888,000 ordinary shares may be granted under the Plan. Awards may be in the form of options, tandem and non-tandem stock appreciation rights, restricted shares, performance awards, and other share based awards and can be issued to employees, directors, and consultants. Canceled or expired awards under the 2016 Plan are returned to the incentive plan pool for future grants.

Awards granted under the Plan have a term not to exceed 10 years, with vesting and other award provisions based on the discretion of the Board of Directors at the time of grant.

There have been no awards made under the 2016 Plan as of December 30, 2016.

2012 Plan

In March 2012, the Company adopted the Ichor Holdings Ltd. 2012 Equity Incentive Plan (the “2012 Plan”). Under the 2012 Plan, the Company can grant either restricted shares or stock options to employees, directors and consultants. The Board of Directors initially authorized the issuance of 21,000,000 stock options or restricted shares under the 2012 Plan. On October 25, 2013, the Board of Directors authorized the issuance of an additional 4,000,000 stock options or restricted shares under the 2012 Plan. Canceled or expired stock options or restricted shares are returned to the incentive plan pool for future grants.

Stock options granted under the 2012 Plan have a term of seven years. Vesting generally occurs 25% on the first anniversary of the date of grant, and quarterly thereafter over the remaining three years.

Stock Options

In 2014, the Company granted 215,908 stock options to an executive that vest upon the sale of the Company or completion of an initial public offering. Due to the completion of its IPO in December, the Company recognized $637 in share-based compensation expense in 2016 related to the vesting of these stock options.

In 2014, the Company granted 408,298 stock options to certain executives that vest ratably over a four year term. The grants include a special vesting provision that provides that 50% of unvested options vest in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50 % of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 the Company. During 2016, 204,883 of the 408,298 stock options granted were forfeited. As of December 30, 2016, if a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $128 in share-based compensation expense. The December 2016 IPO did not qualify as a sale of the Company for purposes of this award.

In 2015, the Company granted 220,404 stock options to an executive that are subject to vesting in increments of 25% upon the Company achieving specific performance targets as mutually agreed between the Board and the executive. The achievement of each of the performance targets shall be determined by the Board in its sole discretion and must be completed by December 2018. The grants also include a special vesting provision that in the event of a sale of the Company, if during the Protected Period either (I) Optionee is terminated other than for cause by the Company (or its successor), or (II) Optionee resigns within thirty days of Optionee’s job responsibilities being materially diminished by the Company (or its successor), the lesser of (x) 50% of the unvested options and (y) all remaining unvested options as of the date of the consummation of a sale of the Company shall immediately become vested options. For purposes of the agreement, “Protected Period” is defined as the period commencing on the date of the consummation of a sale of the Company and ending on the date that is 90 days following such sale of the Company. In January 2016, 41,325 of the 220,404 stock options granted vested based on achievement of certain of the defined performance metrics. Accordingly, $173 of share-based compensation expense was recognized. In July 2016, the employee was terminated and the stock options were forfeited.

The table below sets forth the assumptions used on the date of grant for estimating the fair values of options 2016, 2015, and 2014:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Weighted average expected term	5.0	5.0	5.0
Risk-free interest rate	1.26%	1.41%	1.30%
Dividend yield	0.00%	0.00%	0.00%
Volatility	50.00%	50.00%	60.60%

The following table summarizes the Company’s stock option activity during 2016:

	Number of Stock Options		Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
	Time vesting	Performance vesting
Outstanding, December 25, 2015	2,184,119	436,312	$8.94
Granted	92,739	—	$9.42
Exercised	—	—	$—
Forfeited	(328,551)	(220,404)	$8.73
Expired	—	—	$—

Outstanding, December 30, 2016	1,948,307	215,908	$8.87	3.5 years	$5,071

Exercisable, December 30, 2016	1,567,768	215,908	$8.85	3.1 years	$4,331

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Fair value information for options granted the intrinsic value of options exercised during 2016, 2015, and 2014 are as follows:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Weighted average grant-date fair value of options granted	$4.18	$4.18	$2.90
Total intrinsic value of options exercised	N/A	N/A	N/A

At December 30, 2016, total unrecognized share-based compensation expense relating to stock options was $1,246, with a weighted average remaining service period of 2.5 years.

Restricted Shares

In 2014, the Company granted 120,252 restricted shares to two executives that vest upon sale of the Company or completion of an initial public offering. Due to the completion of its IPO in December, the Company recognized $891 in share-based compensation expense in 2016 related to the vesting of these restricted shares.

In 2014, the Company granted 89,963 restricted shares to an executive that vest ratably over a four year term. The grant includes a special vesting provision that provides that 50% of the unvested grant vests in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50 % of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of the Company. As of December 30, 2016, if a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $142 in share-based compensation costs.

In 2016, the Company granted 89,963 restricted shares to an executive that vest ratably over a two year term. In the event of a sale of the Company, any unvested shares of the award will become immediately vested. If a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $424 in share-based compensation. The December 2016 IPO did not qualify as a sale of the Company for purposes of this award.

The following table summarizes the Company’s restricted share activity during 2016:

	Number of Restricted Ordinary Shares		Weighted average grant date fair value
	Time vesting	Performance vesting
Unvested, December 25, 2015	84,226	120,252	$7.25
Granted	89,963	—	$9.42
Vested	(71,134)	(120,252)	$7.64
Forfeited	—	—	$—

Unvested, December 30, 2016	103,055	—	$8.39

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Fair value information for restricted shares granted and vested during 2016, 2015, and 2014 is as follows:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Weighted average grant-date fair value of shares granted	$9.42	N/A	$7.40
Total fair value of shares vested	$1,484	$296	$109

At December 30, 2016, total unrecognized share-based compensation expense relating to restricted shares was $752, with a weighted average remaining service period of 1.3 years.

Share-based compensation expense for stock options and restricted shares across all plans totaled $3,216, $1,118, and $1,011 during 2016, 2015, and 2014, respectively.

Note 13—Segment Information

The Company’s Chief Operating Decision Maker (CODM), the Chief Executive Officer, reviews the Company’s results of operations on a consolidated level and executive staff is structured by function rather than by product category. Therefore, the Company operates in one operating segment. Key resources, decisions, and assessment of performance are also analyzed on a company-wide level.

The Company’s foreign operations are conducted primarily through its wholly owned subsidiaries in Singapore and Malaysia. The Company’s principal markets include North America, Asia and, to a lesser degree, Europe. Sales by geographic area represent sales to unaffiliated customers.

All information on sales by geographic area is based upon the location to which the products were shipped. The following table sets forth sales by geographic area (including sales from discontinued operations):

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
United States of America	$243,237	$238,470	$225,891
Singapore	163,515	96,141	55,977
Europe	16,353	22,938	16,882
Other	9,218	13,840	15,383

Total net sales	$432,323	$371,389	$314,133

The following table sets forth the Company’s two major customers, which comprised 97%, 95%, and 96% of sales from continuing operations in 2016, 2015, and 2014, respectively.

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Major Customer 1	$207,230	$165,133	$125,175
Major Customer 2	$185,465	$111,661	$112,745

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 14—Earnings per Share

Basic and diluted net income per share attributable to ordinary shareholders was presented in conformity with the two-class method during 2016, 2015, and 2014, required for participating securities, as the Company had two classes of stock until its December IPO. The Company considered its convertible preferred shares to be a participating security as the convertible preferred shares participated in dividends with ordinary shareholders, when and if declared by the board of directors. In the event a dividend was paid on ordinary shares, the holders of preferred shares were entitled to a proportionate share of any such dividend as if they were holders of ordinary shares (on an as-if converted basis). The convertible preferred shares did not participate in losses incurred by the Company. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to ordinary shareholders.

Under the two-class method, net income attributable to ordinary shareholders after deduction of preferred share dividends, if any, is determined by allocating undistributed earnings between the ordinary shares and the participating securities based on their respective rights to receive dividends. Basic net income (loss) per share attributable to ordinary shareholders is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. All participating securities are excluded from basic weighted-average ordinary shares outstanding. Diluted net income (loss) per share attributable to ordinary shareholders is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, including all potentially dilutive ordinary shares, if the effect of each class of potential shares of ordinary shares is dilutive.

For purposes of calculating EPS under the two-class method, an accounting policy election has been made to treat each income statement line item (net income from continuing operations, net income (loss) from discontinued operations, and net income) as an independent calculation and only allocate earnings to participating securities for those line items for which income is reported, as the participating securities do not have a contractual obligation to participate in losses. There is therefore no allocation of losses to participating securities for those line items for which a loss is reported. Under this method, the sum of the individual EPS income statement line items will not reconcile to the total net income (loss) per share.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to ordinary shareholders and a reconciliation of the numerator and denominator used in the calculation:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Numerator:
Net income from continuing operations	$20,779	$12,807	$5,782
Preferred share dividend	—	(22,127)	—
Undistributed earnings attributed to preferred shareholders	(19,060)	—	(5,779)

Net income (loss) from continuing operations, attributable to ordinary shareholders	$1,719	$(9,320)	$3

Net income (loss) from discontinued operations	$(4,117)	$(7,181)	$386
Undistributed earnings attributed to preferred shareholders	—	—	(386)

Net loss from discontinued operations, attributable to ordinary shareholders	$(4,117)	$(7,181)	$—

Net income	$16,662	$5,626	$6,168
Preferred share dividend	—	(22,127)	—
Undistributed earnings attributed to preferred shareholders	(15,284)	—	(6,165)

Net income (loss), attributable to ordinary shareholders	$1,378	$(16,501)	$3

Denominator:
Weighted average ordinary shares outstanding	1,503,296	31,875	8,402
Dilutive effect of stock options	306,871	—	—
Dilutive effect of restricted shares	157,759	—	10,020

Weighted average number of shares used in diluted per share calculation for net income (loss) continuing operations	1,967,926	31,875	18,422

Weighted average ordinary shares outstanding	1,503,296	31,875	8,402
Dilutive effect of stock options	—	—	—
Dilutive effect of restricted shares	—	—	10,020

Weighted average number of shares used in diluted per share calculation for net loss from discontinued operations	1,503,296	31,875	18,422

Weighted average ordinary shares outstanding	1,503,296	31,875	8,402
Dilutive effect of stock options	306,871	—	—
Dilutive effect of restricted shares	157,759	—	10,020

Weighted average number of shares used in diluted per share calculation for net income (loss)	1,967,926	31,875	18,422

Net income (loss) per share attributable to ordinary shareholders:
Continuing operations:
Basic	$1.14	$(292.39)	$0.36
Diluted	$0.87	$(292.39)	$0.16
Discontinued operations:
Basic	$(2.74)	$(225.29)	$—
Diluted	$(2.74)	$(225.29)	$—
Total:
Basic	$0.92	$(517.68)	$0.36
Diluted	$0.70	$(517.68)	$0.16

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

An aggregated total of 165,275, 519,576, and 2,084,658 potential ordinary shares have been excluded from the computation of diluted net income (loss) per share attributable to ordinary shareholders for 2016, 2015, and 2014, respectively, because including them would have been antidilutive.

Note 15—Discontinued Operations

In January 2016, we made the decision to shut down our Kingston, New York facility as this location consumed a significant amount of resources while contributing very little income. We completed the shutdown of the operations of the New York facility in May 2016 through abandonment as a buyer for the facility and operation was not found. We recognized additional expense consisting of fixed asset and long-lived asset impairments totaling $3,160 in the fourth quarter of 2015 related to this decision. The impairments related to fixed assets and long lived assets were based on the estimated fair value of such assets over their remaining expected lives through May 2016. No further sales are being generated from the customer that this location serviced after May 2016.

The Company ceased operations at this facility in May 2016. As this was our cease use date, the Company recorded lease abandonment and inventory charges of approximately $612 and $2,000, respectively, in the second quarter of 2016. At December 30, 2016 future minimum lease payments of $360 are reflected in accrued liabilities of discontinued operations.

The carrying amounts of the major classes of assets and liabilities of the Kingston, New York facility are reflected in the following table as of December 30, 2016 and December 25, 2015:

	December 30, 2016	December 25, 2015
Assets
Current assets:
Accounts receivable, net	$—	$3,750
Inventories	—	12,639
Prepaid expenses and other current assets	99	150

Total current assets	99	16,539

Property and equipment, net	—	283
Intangible assets, net	—	230
Other noncurrent assets	—	8

Total noncurrent assets	—	521

Total assets	$99	$17,060

Liabilities
Current liabilities:
Accounts payable	$152	$5,702
Accrued liabilities	360	590
Customer deposits	—	3,510
Other current liabilities	52	53

Total current liabilities	564	9,855

Deferred tax liabilities	30	25
Other long-term liabilities	9	61

Total noncurrent liabilities	39	86

Total liabilities	$603	$9,941

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The results of the discontinued operation for 2016, 2015, and 2014 were as follows:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Net sales	$26,576	$80,748	$65,046
Cost of sales	28,077	80,840	61,404

Operating expenses:
Research and development	262	954	577
Selling, general, and administrative	2,315	2,765	2,507
Amortization of intangible assets	—	475	475

Total operating expenses	2,577	4,194	3,559

Operating income (loss)	(4,078)	(4,286)	83
Interest income, net	—	(16)	(3)
Other expense (income), net	(1)	3,136	(46)

Income (loss) from discontinued operations before income taxes	(4,077)	(7,406)	132
Income tax expense (benefit)	40	(225)	(254)

Income (loss) from discontinued operations	$(4,117)	$(7,181)	$386

Supplemental information related to the discontinued operation is as follows for the periods presented:

	Year Ended
	December 30, 2016	December 25, 2015	December 26, 2014
Depreciation and amortization	$—	$1,143	$1,147
Capital expenditures	$—	$427	$535
Impairment of property and equipment	$—	$1,335	$—
Impairment of intangible assets	$—	$1,825	$—

Note 16—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2017, the date the consolidated financial statements were issued.

Exercise of Underwriters’ Over-Allotment Option

On January 10, 2017, the Company completed the sale of an additional 881,667 ordinary shares of the Company to the underwriters of its initial public offering at the public offering price of $9.00 per ordinary share pursuant to the exercise of the over-allotment option granted to the underwriters. The Company received approximately $7,400 in net proceeds from the sale.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Sale of Equity Method Investment

On February 15, 2017, the Company sold its equity method investment in Ajax Foresight Global Manufacturing Sdn. Bhd., and associated note receivable, for $1,730, resulting in a net gain on sale of $32.

Sale of Cost Method Investment

On February 24, 2017, the Company sold its cost method investment in CHawk Technology International, Inc. for $1,700, resulting in a gain on sale of $210. The Company received cash of $700 and a promissory note for $1,000. The promissory note will be repaid in five quarterly installments of $200, commencing in the second quarter of 2017.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	March 31, 2017	December 30, 2016
Assets
Current assets:
Cash	$46,610	$50,854
Restricted cash	1,794	1,794
Accounts receivable, net	49,062	26,401
Inventories	90,944	70,881
Prepaid expenses and other current assets	8,567	7,061
Current assets from discontinued operations	106	99

Total current assets	197,083	157,090
Property and equipment, net	13,935	12,018
Other noncurrent assets	1,385	3,574
Deferred tax assets	633	570
Intangible assets, net	30,351	32,146
Goodwill	77,071	77,093

Total assets	$320,458	$282,491

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$106,899	$88,531
Accrued liabilities	4,478	6,554
Other current liabilities	6,631	5,421
Current liabilities from discontinued operations	380	564

Total current liabilities	118,388	101,070
Long-term debt, net of current portion	38,076	37,944
Deferred tax liabilities	511	606
Other non-current liabilities	1,333	1,173
Non-current liabilities from discontinued operations	30	39

Total liabilities	158,338	140,832

Shareholders’ equity
Preferred shares ($0.0001 par value; 20,000,000 shares authorized; no shares issued and outstanding)	—	—
Ordinary shares ($0.0001 par value; 200,000,000 shares authorized; 24,770,889 and 23,857,381 shares issued and outstanding, respectively)	2	2
Additional paid in capital	203,670	196,049
Accumulated deficit	(41,552)	(54,392)

Total shareholders’ equity	162,120	141,659

Total liabilities and shareholders’ equity	$320,458	$282,491

See accompanying notes.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Three Months Ended
	March 31, 2017	March 25, 2016
Net sales	$148,704	$73,287
Cost of sales	124,689	61,362

Gross profit	24,015	11,925

Operating expenses:
Research and development	1,744	1,375
Selling, general, and administrative	6,858	6,364
Amortization of intangible assets	1,795	1,603

Total operating expenses	10,397	9,342

Operating income	13,618	2,583
Interest expense, net	690	902
Other expense (income), net	(549)	(387)

Income from continuing operations before income taxes	13,477	2,068
Income tax expense from continuing operations	525	236

Net income from continuing operations	12,952	1,832

Discontinued operations:
Loss from discontinued operations before taxes	(111)	(1,724)
Income tax expense from discontinued operations	1	1

Net loss from discontinued operations	(112)	(1,725)

Net income	12,840	107
Less: Undistributed earnings attributable to preferred shareholders	—	(107)

Net income attributable to ordinary shareholders	$12,840	$—

Net income per share from continuing operations attributable to ordinary shareholders:
Basic	$0.53	$0.11
Diluted	$0.51	$0.03
Net income per share attributable to ordinary shareholders:
Basic	$0.52	$—
Diluted	$0.50	$—
Shares used to compute net income from continuing operations per share attributable to ordinary shareholders:
Basic	24,654,415	65,673
Diluted	25,640,089	249,889
Shares used to compute net income per share attributable to ordinary shareholders:
Basic	24,654,415	65,673
Diluted	25,640,089	65,673

See accompanying notes.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Shareholders’ Equity

(in thousands, except share data)

	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 30, 2016	23,857,381	$2	$196,049	$(54,392)	$141,659
Ordinary shares issued, net of transaction costs	881,667	—	7,277	—	7,277
Share-based compensation expense	—	—	344	—	344
Vesting of restricted shares	31,841	—	—	—	—
Net income	—	—	—	12,840	12,840

Balance at March 31, 2017	24,770,889	$2	$203,670	$(41,552)	$162,120

See accompanying notes.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	March 31, 2017	March 25, 2016
Cash flows from operating activities:
Net income	$12,840	$107
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,485	2,142
Gain on sale of investments and settlement of note receivable	(241)	—
Share-based compensation	344	417
Deferred income taxes	(75)	(68)
Amortization of debt issuance costs	132	132
Changes in operating assets and liabilities, net of assets acquired:
Accounts receivable, net	(22,661)	(6,861)
Inventories	(20,063)	(15,998)
Prepaid expenses and other assets	(1,505)	(962)
Accounts payable	17,904	10,162
Accrued liabilities	(2,202)	860
Other liabilities	1,365	4,346

Net cash used in operating activities	(11,677)	(5,723)

Cash flows from investing activities:
Capital expenditures	(2,274)	(282)
Proceeds from sale of intangible assets	—	230
Proceeds from sale of investments and settlement note receivable	2,430	—

Net cash provided by (used in) investing activities	156	(52)

Cash flows from financing activities:
Issuance of ordinary shares, net of fees	7,277	—
Borrowings under revolving commitment	—	3,000
Repayments on long-term debt	—	(1,138)

Net cash provided by financing activities	7,277	1,862

Net decrease in cash	(4,244)	(3,913)
Cash and restricted cash at beginning of year	52,648	24,188

Cash and restricted cash at end of period	$48,404	$20,275

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$1,409	$780
Cash paid during the period for taxes	$14	$48
Supplemental disclosures of non-cash activities:
Capital expenditures included in accounts payable	$1,585	$124

See accompanying notes.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

ICHOR HOLDINGS, LTD.

Notes to Financial Statements (Unaudited)

(dollars in thousands, except share and per share amounts and percentages)

Note 1—Basis of Presentation

Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). All intercompany balances and transactions have been eliminated upon consolidation. All financial figures presented in the notes to consolidated financial statements are in thousands, except share, per share, and percentage figures.

Year End

We use a 52 or 53 week fiscal year ending on the last Friday in December. The three months ended March 31, 2017 and March 25, 2016 were both 13 weeks. References to the first quarter of 2017 and 2016 relate to the three months ended March 31, 2017 and March 25, 2016, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from the estimates made by management. Significant estimates include the fair value of assets and liabilities acquired in acquisitions, estimated useful lives for long-lived assets, allowance for doubtful accounts, inventory valuation, uncertain tax positions, fair value assigned to stock options granted, and impairment analysis for both definite-lived intangible assets and goodwill.

Accounting Pronouncements Recently Issued

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 for one year and permits early adoption in accordance with the original effective date of ASU 2014-09. The standard is effective for the Company beginning in the first quarter of the fiscal year ending December 28, 2018. The Company is currently evaluating the impact of this accounting standard.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which establishes a comprehensive lease standard for all industries. The standard requires

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for the Company beginning in the first quarter of the fiscal year ending December 27, 2019. The Company is currently evaluating the impact of this accounting standard.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350) (“ASU 2017-04”), which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit in measuring a goodwill impairment. Under ASU 2017-04, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge, if any, for the amount a reporting unit’s carrying amount exceeds its fair value. The standard is effective for goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. The Company does not expect this standard to have a significant impact on its financial statements.

Note 2—Ajax-United Patterns & Molds, Inc. Acquisition

In April 2016, the Company completed the acquisition of Ajax-United Patterns & Molds, Inc. (“Ajax”), a manufacturer of complex plastic and metal products used in the medical, biomedical, semiconductor, data communication and food processing equipment industries, for $17,594.

The following table presents the measurement period adjustments from December 30, 2016 to March 31, 2017. Measurement period adjustments are primarily related to finalization of the valuation of deferred tax liabilities and net identifiable assets and liabilities:

	Preliminary Allocation December 30, 2016	Measurement Period Adjustment	Preliminary Allocation March 31, 2017
Cash acquired	$187	$—	$187
Accounts receivable, net	1,250	—	1,250
Inventories	3,236	—	3,236
Prepaid expenses and other current assets	77	8	85
Property and equipment, net	1,545	(78)	1,467
Other noncurrent assets	2,948	—	2,948
Intangible assets, net	8,030	—	8,030
Goodwill	7,078	(22)	7,056
Accounts payable and other accrued liabilities	(4,486)	9	(4,477)
Deferred tax liabilities	(2,271)	83	(2,188)

Total acquisition consideration	$17,594	$—	$17,594

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Note 3—Inventories

Inventories consist of the following:

	March 31, 2017	December 30, 2016
Raw materials	$67,993	$46,889
Work in process	28,144	22,649
Finished goods	3,155	9,423
Excess and obsolete adjustment	(8,348)	(8,080)

	$90,944	$70,881

Note 4—Property and Equipment

Property and equipment consist of the following:

	March 31, 2017	December 30, 2016
Machinery	$6,187	$5,243
Leasehold improvements	13,048	11,276
Computer software, hardware and equipment	3,459	2,848
Office furniture, fixtures and equipment	255	220
Vehicles	10	10
Construction-in-process	1,369	2,069

	24,328	21,666
Less accumulated depreciation	(10,393)	(9,648)

Total property and equipment	$13,935	$12,018

Depreciation expense was $690 and $539 for the first quarter of 2017 and 2016, respectively.

Note 5—Intangible Assets and Goodwill

Definite-lived intangible assets consist of the following:

	March 31, 2017
	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount
Trademarks	$9,690	$(5,085)	$—	$4,605
Customer relationships	50,557	(17,791)	(11,076)	21,690
Developed technology	28,100	(15,889)	(8,155)	4,056

Total intangible assets	$88,347	$(38,765)	$(19,231)	$30,351

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	December 30, 2016
	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount
Trademarks	$9,690	$(4,845)	$—	$4,845
Customer relationships	50,557	(17,150)	(11,076)	22,331
Developed technology	28,100	(14,975)	(8,155)	4,970
Backlog	30	(30)	—	—

Total intangible assets	$88,377	$(37,000)	$(19,231)	$32,146

Amortization expense was $1,795 and $1,603 for the first quarter of 2017 and 2016, respectively .

During the first quarter of 2017, goodwill decreased by $22 due to a measurement period adjustment associated with our acquisition of Ajax.

Note 6—Commitments and Contingencies

Operating Leases

The Company leases offices under various operating leases expiring through 2024. The Company is responsible for utilities and its proportionate share of operating expenses under the facilities’ leases. The Company recognizes escalating lease payments on a straight-line basis over the lease term. The total obligation at March 31, 2017 was $7,532.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Purchase Commitments

At March 31, 2017, the Company has purchase orders outstanding for raw materials and component parts totaling $93,699.

Note 7—Income Taxes

Information on the Company’s income taxes for the periods reported is as follows:

	Three Months Ended
	March 31, 2017	March 25, 2016
Income tax expense from continuing operations	$525	$236
Income from continuing operations before income taxes	$13,477	$2,068
Effective income tax rate	3.9%	11.4%

The Company’s effective tax rate for the first quarter of 2017 and 2016 differs from the statutory rate due to a full valuation allowance provided against its U.S. net deferred tax assets, taxes on foreign income that differ from the U.S. tax rate, and accrued withholding taxes.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

As we do not believe that it is more likely than not that we will realize a benefit from our U.S. net deferred tax assets, including our U.S. net operating losses, we continue to provide a full valuation allowance a gainst essentially all of those assets, therefore, we do not incur significant U.S. income tax expense or benefit. We have not recorded a valuation allowance against our other foreign net deferred tax assets as we believe that it is more likely than not that we will realize a benefit from those assets.

The ending balance for the unrecognized tax benefits for uncertain tax positions was approximately $617 at March 31, 2017. The related penalties were $170. The uncertain tax positions that are reasonably possible to decrease in the next twelve months are insignificant.

As of March 31, 2017, the Company is not currently under examination by tax authorities.

Note 8—Employee Benefit Programs

401(k) Plan

The Company sponsors a 401(k) plan available to employees of its U.S.-based subsidiaries. Participants may make salary deferral contributions not to exceed 50% of a participant’s compensation in a plan year or the maximum amount otherwise allowed by law. Eligible employees receive a discretionary matching contribution equal to 50% of each participant’s deferral, up to an annual maximum of two thousand five hundred dollars. Matching contributions were $128 and $133 for the first quarter of 2017 and 2016, respectively.

Medical Insurance

The Company sponsors a self-insured group medical insurance plan for its U.S. employees and their dependents. The self-insured plan is designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer, in order to limit the Company’s exposure. Expense incurred related to this plan was $693 and $685 for the first quarter of 2017 and 2016, respectively.

Note 9—Credit Facilities

Long-term debt consists of the following:

	March 31, 2017	December 30, 2016
Term loan facility	$39,830	$39,830
Less unamortized debt issuance costs	(1,754)	(1,886)

Total long-term debt	38,076	37,944
Less current portion	—	—

Total long-term debt, net of current portion	$38,076	$37,944

2015 Credit Facility

On August 11, 2015, the Company and its subsidiaries entered into a new $55,000 term loan facility and $20,000 revolving credit facility (collectively, the “2015 Credit Facility”) with a syndicate of lenders and repaid all outstanding indebtedness under the prior $50,000 term loan facility and $25,000 revolving credit facility. The 2015 Credit Facility also includes a letter of credit subfacility under the revolving credit facility.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Interest is charged at either the Base Rate or the Eurodollar rate (as such terms are defined in the agreement governing the 2015 Credit Facility) at the option of the Company, plus an applicable margin. The Base Rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) the Eurodollar Rate plus 1.00%. The applicable margin on Base Rate and Eurodollar Rate loans is 3.00% and 4.00%, per annum, respectively. Interest payments on the outstanding principal balance are due quarterly if loans are made under the Base Rate. Interest payments are due on the last day of the applicable interest period under Eurodollar Rate loans. As of March 31, 2017, the term loan facility bore interest at the Eurodollar rate option at 5.00%.

Note 10—Related Party Transactions

The Company received advisory services from Francisco Partners Management, L.P. (“Francisco Partners”) an entity affiliated with the Company’s principal shareholders but in which such shareholders hold no interest, through our December 2016 IPO, at which point the agreement was terminated. Under the agreement, the Company paid Francisco Partners an annual advisory fee equal to $1,500 per year. Francisco Partners has waived payment of advisory fees for all periods presented.

The Company also received consulting services from Francisco Partners Consulting, LLC (“FPC”), an entity that provides consulting services to the private equity funds management by Francisco Partners and their portfolio companies on a dedicated basis, through our December 2016 IPO, at which point the agreement was terminated. FPC is not an affiliate of the Company or of Francisco Partners, and none of the Company’s principal shareholders hold an in interest in FPC. In the first quarter of 2017, the Company received from FPC a refund of previously paid consulting fees of $281. In the first quarter of 2016, the Company paid $162 to FPC for consulting services.

The Company purchases certain parts from Ajax Foresight Global Manufacturing Sdn. Bhd. (“AFGM”), an investment acquired in conjunction with the acquisition of Ajax . Total purchases from AFGM were $251 and $0 in the first quarter of 2017 and 2016, respectively. Outstanding accounts payable to AFGM totaled $132 and $344 at March 31, 2017 and December 30, 2016, respectively. During February 2017, the Company sold its investment in AFGM, and therefore no related party relationship exists on a go-forward basis.

Note 11—Share-Based Compensation

The Company has two share-based compensation plans, the Ichor Holdings Ltd. 2012 Equity Incentive Plan (the “2012 Plan”) and the 2016 Omnibus Incentive Plan (“the 2016 Plan”), which provide for grants of share-based awards to employees, directors and consultants. Awards may be in the form of options, tandem and non-tandem stock appreciation rights, restricted shares, restricted stock units, performance awards, and other share-based awards. Awards generally vest over four years, 25% on the first anniversary and quarterly thereafter.

Share-based compensation expense for stock options and restricted shares across all plans was $344 and $417 for the first quarter of 2017 and 2016, respectively.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Stock Options

The following table summarizes the Company’s stock option activity during the first quarter of 2017:

	Number of Stock Options		Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
	Time vesting	Performance vesting
Outstanding, December 30, 2016	1,948,307	215,908	$8.87
Granted	—	—	$—
Exercised	—	—	$—
Forfeited	—	—	$—
Expired	—	—	$—

Outstanding, March 31, 2017	1,948,307	215,908	$8.87	3.2 years	$23,730

Exercisable, March 31, 2017	1,634,148	215,908	$8.85	2.9 years	$20,312

Restricted Shares

The following table summarizes the Company’s restricted share activity during the first quarter of 2017:

	Number of Restricted Ordinary Shares		Weighted average grant date fair value
	Time vesting	Performance vesting
Unvested, December 30, 2016	103,055	—	$8.39
Granted	—	—	$—
Vested	(31,841)	—	$8.65
Forfeited	—	—	$—

Unvested, March 31, 2017	71,214	—	$8.28

Note 12—Segment Information

The Company’s Chief Operating Decision Maker, the Chief Executive Officer, reviews the Company’s results of operations on a consolidated level and executive staff is structured by function rather than by product category. Therefore, the Company operates in one operating segment. Key resources, decisions, and assessment of performance are also analyzed on a company-wide level.

The Company’s foreign operations are conducted primarily through its wholly owned subsidiaries in Singapore and Malaysia. The Company’s principal markets include North America, Asia and, to a lesser degree, Europe. Sales by geographic area represent sales to unaffiliated customers.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

All information on sales by geographic area is based upon the location to which the products were shipped. The following table sets forth sales by geographic area (including sales from discontinued operations):

	Three Months Ended
	March 31, 2017	March 25, 2016
United States of America	$78,095	$49,841
Singapore	59,940	23,246
Europe	6,399	5,125
Other	4,270	1,852

Total net sales	$148,704	$80,064

Note 13—Earnings per Share

Earnings per share (“EPS”) was presented in conformity with the two-class method for the first quarter of 2016, required for participating securities, as the Company had two classes of stock outstanding until its December 2016 IPO. EPS was not presented in conformity with the two-class method for the first quarter of 2017, as the Company had only one class of stock outstanding for that period.

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to ordinary shareholders and a reconciliation of the numerator and denominator used in the calculation:

	Three Months Ended
	March 31, 2017	March 25, 2016
Numerator:
Net income from continuing operations	$12,952	$1,832
Undistributed earnings attributed to preferred shareholders	—	(1,825)

Net income from continuing operations, attributable to ordinary shareholders	$12,952	$7

Net loss from discontinued operations, attributable to ordinary shareholders	$(112)	$(1,725)

Net income	$12,840	$107
Undistributed earnings attributed to preferred shareholders	—	(107)

Net income, attributable to ordinary shareholders	$12,840	$—

Denominator:
Weighted average ordinary shares outstanding	24,654,415	65,673
Dilutive effect of stock options	935,200	154,624
Dilutive effect of restricted shares	50,474	29,592

Weighted average number of shares used in diluted per share calculation for net income from continuing operations	25,640,089	249,889

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

	Three Months Ended
	March 31, 2017	March 25, 2016
Weighted average ordinary shares outstanding	24,654,415	65,673
Dilutive effect of stock options	—	—
Dilutive effect of restricted shares	—	—

Weighted average number of shares used in diluted per share calculation for net loss from discontinued operations	24,654,415	65,673

Weighted average ordinary shares outstanding	24,654,415	65,673
Dilutive effect of stock options	935,200	—
Dilutive effect of restricted shares	50,474	—

Weighted average number of shares used in diluted per share calculation for net income	25,640,089	65,673

Net income (loss) per share attributable to ordinary shareholders:
Continuing operations:
Basic	$0.53	$0.11
Diluted	$0.51	$0.03
Discontinued operations:
Basic	$—	$(26.27)
Diluted	$—	$(26.27)
Total:
Basic	$0.52	$—
Diluted	$0.50	$—

An aggregated total of zero and 251,037 potential ordinary shares have been excluded from the computation of diluted net income (loss) per share attributable to ordinary shareholders for the first quarter of 2017 and 2016, respectively, because including them would have been antidilutive.

Note 14—Discontinued Operations

In January 2016, we made the decision to shut down our Kingston, New York facility as this location consumed a significant amount of resources while contributing very little income. We completed the shutdown of the operations of the New York facility in May 2016 through abandonment as a buyer for the facility and operation was not found. The Company continues to incur expenses related to the lease for this facility, which expires February 2018.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

The following table represents the carrying amounts of the major classes of assets and liabilities of the Kingston, New York facility:

	March 31, 2017	December 30, 2016
Assets
Current assets:
Prepaid expenses and other current assets	$106	$99

Total current assets	106	99

Total assets	$106	$99

Liabilities
Current liabilities:
Accounts payable	$99	$152
Accrued liabilities	234	360
Customer deposits	—	—
Other current liabilities	47	52

Total current liabilities	380	564
Deferred tax liabilities	30	30
Other long-term liabilities	—	9

Total liabilities	$410	$603

The following table represents results of our discontinued operation:

	Three Months Ended
	March 31, 2017	March 25, 2016
Net sales	$—	$6,777
Cost of sales	—	7,258

Operating expenses:
Research and development	—	193
Selling, general, and administrative	111	1,050
Amortization of intangible assets	—	—

Total operating expenses	111	1,243

Operating loss	(111)	(1,724)
Interest income, net	—	—
Other expense, net	—	—

Loss from discontinued operations before income taxes	(111)	(1,724)
Income tax expense	1	1

Loss from discontinued operations	$(112)	$(1,725)

Note 15—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 process of preparing the financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 11, 2017, the date the consolidated financial statements were issued.

On May 2, 2017, the Company’s principal shareholder completed the registration and sale of approximately 5.7 million ordinary shares, bringing its ownership from 71.5% to 48.6%. In connection with the sale, certain executives of the Company sold 193,129 ordinary shares and exercised stock options, resulting in the issuance of an additional 35,550 ordinary shares.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

             Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

PROSPECTUS

Deutsche Bank Securities

Stifel

RBC Capital Markets

Cowen

Needham & Company

                , 2017

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$
FINRA filing fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Miscellaneous expenses

Total	$

Item 14. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors to the maximum extent permitted by law for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud and dishonesty or willful default.

We have entered into indemnification agreements with each of our directors and officers pursuant to which we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We also maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.

Item 15. Recent Sales of Unregistered Securities

The Registrant has not issued and sold any unregistered securities within the past three years other than:

•	on September 19, 2014, the Registrant granted to the Registrant’s Vice Chairman 243,943 shares of restricted stock;

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

•	on September 19, 2014, the Registrant granted to the Registrant’s President 1,449,017 shares of restricted stock; and

•	on February 10, 2016, the Registrant granted to one of the Registrant’s executive officers 724,509 shares of restricted stock.

In addition, on October 25, 2013, September 19, 2014, October 13, 2014, December 15, 2014, October 9, 2015, March 17, 2016 and June 27, 2016, the Registrant granted an aggregate of 14,547,362 stock options to certain of its or its subsidiaries’ executives and other employees, which options had exercise prices ranging from $1.00 to $2.00 per share.

The grants of restricted stock and options described above were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted stock and options did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Section 4(2) of the Securities Act and Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions,

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on                         .

ICHOR HOLDINGS, LTD.

By:
Name:	Thomas M. Rohrs
Title:	Executive Chairman and Chief Executive Officer

*    *    *    *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints each of Thomas M. Rohrs and Maurice Carson, with full power of substitution and resubstitution, his true and lawful attorney-in fact and agent, with full powers to him to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), granting unto said attorney, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorney, or his substitute or substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney. This power of attorney may be executed in counterparts and all capacities to sign any and all amendments.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on                         , in the capacities indicated.

Thomas M. Rohrs	Executive Chairman, Director and Chief Executive Officer (Principal Executive Officer)

Maurice Carson	Director, President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

John Chenault	Director

Dipanjan Deb	Director

Andrew Kowal	Director

Iain MacKenzie	Director

Thomas M. Rohrs	Authorized Representative in the United States

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

EXHIBIT INDEX

Exhibit Number		Description of Exhibit

1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Memorandum and Articles of Association of Ichor Holdings, Ltd., effective as of December 9, 2016 (Incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2016).

5.1	*	Maples and Calder opinion.

10.1		Credit Agreement, dated as of August 11, 2015, by and among Ichor Holdings, LLC, Precision Flow Technologies, Inc. and Ichor Systems, Inc., as borrowers, Icicle Acquisition Holding B.V. and certain of its other subsidiaries as guarantors, Bank of America, N.A. as administrative agent, L/C issuer, and swingline lender, and the lenders from time to time party thereto, or the Credit Agreement (Incorporated by reference to Exhibit 10.1 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.2		First Amendment to Credit Agreement, dated as of April 12, 2016, by and among Ichor Holdings, LLC, Ichor Systems, Inc. and Precision Flow Technologies, Inc., as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions party thereto, as lenders (Incorporated by reference to Exhibit 10.2 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.3		Investor Rights Agreement, dated as of March 16, 2012, by and among Ichor Holdings, Ltd. and certain of its shareholders (Incorporated by reference to Exhibit 10.3 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.4		Members Agreement, dated as of March 16, 2012, by and among Ichor Holdings, Ltd. and certain of its shareholders (Incorporated by reference to Exhibit 10.4 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.5		Management Services Agreement, dated as of December 30, 2011, between Icicle Acquisition Holding, LLC and Francisco Partners Management, LLC (Incorporated by reference to Exhibit 10.5 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.6		Amended and Restated Master Consulting Services Agreement, effective as of January 1, 2015, by and between Ichor Systems, Inc. and Francisco Partners Consulting, LLC (Incorporated by reference to Exhibit 10.6 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.7		Employment Agreement, dated as of September 19, 2014, by and among Ichor Systems, Inc., Thomas Rohrs and, with respect to Sections 1.2 and 3.4 therein only, Ichor Holdings, Ltd (Incorporated by reference to Exhibit 10.7 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

Confidential Treatment Requested by Ichor Holdings, Ltd. under Rule 83

Exhibit Number		Description of Exhibit

10.8		Employment Agreement, dated as of September 19, 2014, by and among Ichor Systems, Inc., Maurice Carson and, with respect to Sections 1.2 and 3.3 therein only, Ichor Systems, Ltd (Incorporated by reference to Exhibit 10.8 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.9		Ichor Holdings, Ltd. 2016 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.11 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.10		Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 10.12 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.11		Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.13 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.12		Form of Nonqualified Stock Option Agreement (Incorporated by reference to Exhibit 10.14 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.13		Offer Letter, dated as of January 8, 2013, by and between Ichor Systems, Inc. and Philip Barros (Incorporated by reference to Exhibit 10.16 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.14		Offer Letter, dated as of September 30, 2015, by and between Ichor Systems, Inc. and Philip Barros (Incorporated by reference to Exhibit 10.17 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.15		Master Consulting Services Agreement, effective as of January 1, 2016, by and between Ichor Systems, Inc. and Francisco Partners Consulting, LLC (Incorporated by reference to Exhibit 10.18 to Ichor Holdings, Ltd’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 8, 2016).

10.16		Transition Agreement, dated as of June 29, 2017, between Ichor Systems, Inc. and Maurice Carson (Incorporated by reference to Exhibit 10.1 to Ichor Holdings, Ltd’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 29, 2017).

21.1	*	List of subsidiaries.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of Maples and Calder (included in Exhibit 5.1).

*	Indicates to be filed by amendment.